As filed with the Securities and Exchange Commission on March 24, 2000
Registration No. 333-30670

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SCG HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

36-3840979

(I.R.S. Employer Identification No.)

5005 E. McDowell Road

Phoenix, AZ 85008
(602) 244-6600
(Address and telephone number of principal executive offices)

3674

(Primary standard industrial classification code number)

George H. Cave, Esq.

SCG Holding Corporation
5005 E. McDowell Road
Phoenix, AZ 85008
(602) 244-5226
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Correspondence to:

Stephen H. Shalen, Esq.	D. Collier Kirkham, Esq.
Cleary, Gottlieb, Steen & Hamilton	Cravath, Swaine & Moore
One Liberty Plaza	Worldwide Plaza
New York, New York 10006	825 8th Avenue
New York, New York 10019

     Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

     If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  [   ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed	Amount of
Title of each class of	Amount to be	offering price	maximum	registration
securities to be registered	registered(1)	per share(2)	offering price(2)	fee(1)

Common Stock, par value $0.01 per share	34,500,000 shares	$18	$621,000,000	$163,944

(1)	The Company previously registered shares of common stock having a proposed maximum offering price of $575,000,000, on which the applicable fee of $151,800 was paid. The balance of $12,144 is being paid herewith.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                , 2000

30,000,000 Shares

[LOGO]
SCG Holding Corporation
COMMON STOCK

SCG Holding Corporation is offering 30,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $16 and $18 per share.

We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol “ONNN.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $     A SHARE

		Underwriting	Proceeds to
	Price to	Discounts and	SCG Holding
	Public	Commissions	Corporation

Per Share	$	$	$

Total	$	$	$

SCG Holding Corporation has granted the underwriters the right to purchase up to an additional 4,500,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on           , 2000.

MORGAN STANLEY DEAN WITTER	CHASE H&Q

LEHMAN BROTHERS

ROBERTSON STEPHENS

SALOMON SMITH BARNEY

               , 2000

DESCRIPTION OF FRONT COVER ARTWORK

Inside Front Cover Page:

Graphic of Page:  Solid black background with ON Semiconductor Logo superimposed over image of globe.

Gatefold Page

Left Side of Gatefold:

Text to say:

      “ON Semiconductor makes the semiconductor components that turn on technology and connect it to your world”

      Graphic Description:  ON Semiconductor logo superimposed over image of globe in lower left-hand corner with a border of semiconductor components across the top of gatefold and icons of representative applications from ON Semiconductor’s target markets (networking and computing, wireless communications, consumer electronics, automotive electronics and industrial) flying off right with wafers in the background.

Right Side of Gatefold:

Text to say:

      “Through our global network we are able to service our original equipment manufacturer, distributor and electronic manufacturing service provider customers.”

Graphic Description:  On right border: either logos or textual list of the following original equipment manufacturers, distributors and electronic manufacturing service providers, with a separate textual headings for each category (some may be added or deleted depending on space):

Original Equipment Manufacturers and End Users:

Networking & Computing:
  Cisco
  Intel
  Compaq
  Lucent
  Nortel
  Siemens
Wireless Communications:
  Alcatel
  Ericsson
  Motorola
  Nokia
  NEC
Consumer Electronics:
  Hewlett-Packard
  Philips
  Seagate
  Sony
  Toshiba
Automotive Electronics:
  BMW
  Bosch
  Daimler-Chrysler
  Ford
  General Motors
  TRW
Industrial:
  Astec
  Delta
  Eaton
  Honeywell
  Marconi
  Timex
Electronic Manufacturing Service Providers:
  Celestica
  Solectron
  SCI Industries
Distributors:
  Arrow
  Avnet
  Veba
[ON Semiconductor™ Name & Logo]

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL DATA
UNAUDITED PRO FORMA AND ADJUSTED PRO FORMA FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
RELATIONSHIPS AND RELATED TRANSACTIONS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
GLOSSARY
INDEX TO FINANCIAL STATEMENTS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock. In this prospectus, “ON Semiconductor ™,” “we,” “us,” “our” and similar terms refer to SCG Holding Corporation together with its consolidated subsidiaries. Unless we indicate otherwise, information in this prospectus:

•	assumes the underwriters will not exercise their over-allotment option; and

•	gives effect to a 2-for-3 reverse stock split of our common stock, which will be effected prior to consummation of this offering.

      Until             , 2000, (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      Our principal executive offices are located at 5005 East McDowell Road, Phoenix, Arizona 85008. Our telephone number at that address is (602) 244-6600. The information on our web site is not incorporated by reference into this prospectus.

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus. Although our legal name is SCG Holding Corporation, we do business under our trade name ON Semiconductor™ and refer to our company as ON Semiconductor™ in this prospectus.

ON SEMICONDUCTOR™

      ON Semiconductor™, formerly known as the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc., is one of the largest independent suppliers of semiconductor components in the world. Our total addressable market consists of discrete, standard analog and standard logic semiconductors. These devices are commonly referred to as semiconductor components and are the core building blocks that provide the power control, power protection and interfacing necessary for almost all electronic systems. According to World Semiconductor Trade Statistics, our total addressable market comprised approximately $19.5 billion of revenues in 1999 and is projected to grow to $25.1 billion in revenues in 2002. The principal end-user markets for our products are networking and computing, wireless communications, consumer electronics, automotive electronics and industrial. Our products are used in such high-growth applications as routers and other networking equipment, cable and other high-speed modems, cellular telephones and other portable electronic devices, digital set-top boxes, DVD players, GPS and other navigation tools and industrial automation and control systems. Our research and development team, which includes approximately 300 people, focuses on the development of new products for use in these and other high-growth applications.

      With a portfolio of over 16,000 products, we offer our customers a single source of supply for virtually all of their components needs, including the broadest selection of discrete semiconductor products in the industry and an extensive line of standard analog and standard logic products. Our portfolio of products is among the most stable within the semiconductor industry due to its breadth, long product market life cycles and substantial diversity. Our products’ market life cycles generally average 10 to 20 years, with some as long as 30 years. The longevity of these products allows us to use our manufacturing assets for longer periods of time, reducing our capital expenditure requirements relative to semiconductor companies that manufacture complex devices such as microprocessors.

      Our franchise is built on several specific strengths, including our:

•	leading market position;

•	extensive product portfolio;

•	technology leadership;

•	broad and diverse customer base;

•	low-cost production;

•	superior customer focus; and

•	experienced management team.

      As a stand-alone company dedicated to the semiconductor components business, we intend to grow our business by pursuing these key strategies:

•	focus on high-growth markets;

•	deliver customer satisfaction;

•	leverage our manufacturing expertise; and

•	pursue strategic acquisitions.

      We sell our semiconductors to customers around the world, including original equipment manufacturers, such as Agilent, Alcatel, Ford, Hewlett-Packard, Lucent, Motorola, Nortel, Nokia and Sony, electronic manufacturing service providers, such as Celestica, SCI and Solectron, and distributors, such as Arrow, Avnet and Veba. Headquartered in Phoenix, Arizona, we employ approximately 13,400 people worldwide, consisting of approximately 10,400 people employed directly and approximately 3,000 people employed through our joint ventures, most of whom are engaged in manufacturing services. We operate manufacturing facilities in

Arizona, China, the Czech Republic, Japan, Malaysia, Mexico, the Philippines and Slovakia, directly or through our joint ventures.

      Immediately prior to our August 4, 1999 recapitalization, we were a wholly-owned subsidiary of Motorola. We held and continue to hold, through direct and indirect subsidiaries, substantially all of the assets and operations of the Semiconductor Components Group of Motorola’s Semiconductor Products Sector. As part of our recapitalization, an affiliate of Texas Pacific Group purchased a portion of our common stock from Motorola for $337.5 million, and we redeemed common stock held by Motorola for a total of approximately $952 million. As a result, prior to giving effect to this offering, Texas Pacific Group’s affiliate owns approximately 91%, and Motorola owns approximately 9%, of our voting common stock. To finance a portion of the recapitalization, Semiconductor Components Industries, LLC, our primary domestic operating subsidiary, borrowed $740.5 million under senior secured bank facilities, we and Semiconductor Components issued $400 million of senior subordinated notes and Semiconductor Components issued a $91 million junior subordinated note to Motorola. We also issued mandatorily redeemable preferred stock with a total initial liquidation preference of $209 million to Motorola and Texas Pacific Group’s affiliate. At the time of the recapitalization, Motorola agreed to provide us with transition and manufacturing services in order to facilitate our transition to a stand-alone company independent of Motorola.

Recent Developments

      On March 8, 2000, we entered into a definitive agreement to acquire Cherry Semiconductor Corporation for $250 million in cash, subject to possible working capital adjustments. The agreement is subject to regulatory approvals and other customary closing conditions. Although we expect to complete the acquisition in the second quarter of 2000, it is possible that the closing will be delayed or not occur. Cherry Semiconductor designs and manufactures analog and mixed signal integrated circuits for the power management and automotive markets, and had revenues for its fiscal year ended February 28, 1999 of approximately $116 million. We expect to finance the acquisition with cash on hand and borrowings of approximately $230 million under our senior secured bank facilities.

      As part of our business strategy, we continuously review acquisition opportunities and proposals, but we currently have no agreements or understandings with respect to any acquisition other than that of Cherry Semiconductor.

THE OFFERING

Common stock offered	30,000,000 shares

Common stock to be outstanding after this offering	166,666,666 shares

Over-allotment option	4,500,000 shares

Use of proceeds	We intend to use the estimated net proceeds of $476.9 million from the offering at an assumed initial public offering price of $17.00 per share to redeem our preferred stock and prepay a portion of our high-yield notes and a portion of the loans under our senior bank facilities. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	ONNN

      The number of shares of our common stock to be outstanding immediately after this offering is based on the 136,666,666 shares outstanding at February 15, 2000. The share numbers above do not take into account:

•	10,051,333 shares of common stock issuable upon the exercise of options outstanding at February 15, 2000, at an exercise price of $1.50 per share, under our 1999 Founders Stock Option Plan;

•	928,267 shares of common stock issuable upon the exercise of options granted after February 15, 2000, at an exercise price per share equal to the initial public offering price, under our 1999 Founders Stock Option Plan; and

•	5,097,066 shares of common stock reserved for future issuance under our 1999 Founders Stock Option Plan, our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan.

      See “Capitalization.”

SUMMARY HISTORICAL, PRO FORMA AND ADJUSTED PRO FORMA FINANCIAL DATA

      The following table sets forth our summary historical, pro forma and adjusted pro forma financial data for the periods indicated. We derived the summary historical financial data from our audited historical combined financial statements for the fiscal years ended December 31, 1997 and 1998 and for the period from January 1, 1999 through August 3, 1999, and from our audited historical post-recapitalization consolidated financial statements for the period from August 4, 1999 through December 31, 1999. We derived the summary pro forma and adjusted pro forma financial data from our unaudited pro forma and adjusted pro forma financial data for the fiscal year ended December 31, 1999. We prepared the pro forma financial data as if our recapitalization and the related transactions described herein had taken place on January 1, 1999. We prepared the adjusted pro forma financial data as if this offering and the application of the estimated proceeds therefrom had also taken place on January 1, 1999. You should read this information in conjunction with the audited financial statements and the unaudited pro forma and adjusted pro forma financial data and the notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

					Year Ended
			Historical	Historical	December 31, 1999
	Historical		January 1	August 4
	Years Ended December 31,		through	through
			August 3,	December 31,		Adjusted
	1997	1998	1999	1999	Pro Forma	Pro Forma

	(dollars in millions, except share data)

Statement of Operations Data:

Revenues:

Net product revenues	$1,815.3	$1,495.3	$895.4	$728.8	$1,624.2	$1,624.2

Foundry revenues(1)	—	—	—	69.9	161.0	161.0

Total revenues	1,815.3	1,495.3	895.4	798.7	1,785.2	1,785.2

Cost of sales(2)	1,112.3	1,060.0	620.3	573.3	1,284.7	1,284.7

Gross profit	703.0	435.3	275.1	225.4	500.5	500.5

Operating expenses:

Research and development(3)	65.7	67.5	34.3	16.3	37.1	37.1

Selling and marketing(4)	110.7	92.4	39.0	24.6	63.6	63.6

General and administrative(5)	243.1	205.7	89.4	77.3	171.6	171.6

Restructuring charges(6)	—	189.8	—	3.7	3.7	3.7

Total operating expenses	419.5	555.4	162.7	121.9	276.0	276.0

Operating income (loss)	283.5	(120.1)	112.4	103.5	224.5	224.5

Other income (expenses):

Interest expense(7)	(11.7)	(19.8)	(9.1)	(55.9)	(130.6)	(106.1)

Equity in earnings of joint ventures	(.3)	5.7	2.4	1.4	3.8	3.8

Total other income (expenses)	(12.0)	(14.1)	(6.7)	(54.5)	(126.8)	(102.3)

Income before income taxes and minority interests	271.5	(134.2)	105.7	49.0	97.7	122.2

Minority interests	(1.5)	(2.1)	(.9)	(1.1)	(2.0)	(2.0)

Revenues less direct and allocated expenses before taxes	$270.0	$(136.3)	$104.8	47.9	95.7	120.2

Provision for income taxes(8)				(18.1)	(36.1)	(45.3)

Net income(9)				$29.8	$59.6	$74.9

Earnings per common share(10):

Basic				$.14	$.24	$.45

Diluted				$.13	$.23	$.43

Weighted average common shares outstanding (in millions):

Basic				136.7	136.7	166.7

Diluted				144.6	144.6	174.6

Other Financial Data:

Depreciation and amortization	$146.1	$145.9	$81.5	$61.9	$143.4	$143.4

Capital expenditures	181.9	119.9	39.6	64.0	103.6	103.6

     The “as adjusted” column below reflects the issuance and sale of shares of our common stock in this offering, at an assumed initial public offering price of $17.00 per share, and the application of the net proceeds to us from the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 1999

	Actual	As Adjusted

	(dollars in millions)

Balance Sheet Data:

Cash and cash equivalents	$126.8	$151.0

Working capital	309.8	344.7

Total assets	1,616.8	1,631.0

Long-term debt, less current portion	1,295.3	1,080.3

Redeemable preferred stock	219.6	—

Total stockholders’ equity (deficit)	(247.7)	211.8

(1)	Foundry revenues represent products manufactured for Motorola’s Semiconductor Products Sector. Historically, Motorola recorded these foundry revenues as an offset to cost of sales at cost. We now record such sales in a manner consistent with other third-party sales. We and Motorola have agreed to continue providing manufacturing services to each other for limited periods of time following our recapitalization at fixed prices that are intended to approximate each party’s cost of providing the services. Foundry revenues increase both total revenues and cost of sales in our unaudited pro forma financial statements.

(2)	Cost of sales for periods prior to our recapitalization includes amounts allocated to us by Motorola.

(3)	Research and development expenses for periods prior to our recapitalization include amounts allocated to us by Motorola.

(4)	Selling and marketing expenses for periods prior to our recapitalization include amounts allocated to us by Motorola.

(5)	General and administrative expenses for periods prior to our recapitalization include amounts allocated to us by Motorola.

(6)	Restructuring charges in 1998 consist of the $189.8 million portion of a Motorola restructuring charge allocated to us in June 1998. Restructuring charges of $3.7 million in 1999 consist of an $11.1 million charge for employee separation costs and asset write-downs related primarily to the closure of a manufacturing facility in Arizona in December 1999, which was partially offset by a $7.4 million reduction in our restructuring reserves to take into account the remaining costs to be incurred to complete planned actions under our restructuring plan commenced in June 1998.

(7)	Prior to our recapitalization, Motorola had net interest expense on a consolidated basis for all periods presented. Motorola allocated a portion of these amounts to us primarily on the basis of our net adjusted assets. For the period subsequent to the recapitalization, interest expense relates to borrowings outstanding under our senior bank facilities and to our senior subordinated notes and our junior subordinated note.

Pro forma interest expense for the year ended December 31, 1999 reflects interest expense which we would have incurred had the recapitalization occurred on January 1, 1999 and had borrowings used to effect the recapitalization been outstanding the entire year.

Adjusted pro forma interest expense for the year ended December 31, 1999 reflects interest expense that we would have incurred had the recapitalization occurred on January 1, 1999 and had a portion of the net proceeds of this offering been used to repay a portion of the pro forma borrowings under the credit agreement relating to our senior bank facilities and to redeem a portion of our senior subordinated notes on January 1, 1999.

(8)	Prior to our recapitalization, Motorola did not allocate income tax expense to us. The pro forma and adjusted pro forma provisions for income taxes for the year ended December 31, 1999 were determined by applying an effective income tax rate of approximately 38% to pro forma and adjusted pro forma income before income taxes and minority interests. We believe that the pro forma and adjusted pro forma provisions for income taxes represent reasonable estimates of what our income tax expense would have been had we been a stand-alone company during 1999.

(9)	Upon consummation of this offering, we intend to redeem our outstanding preferred stock, redeem a portion of our senior subordinated notes and prepay a portion of the loans outstanding under our senior bank facilities. In connection therewith, we expect to incur prepayment penalties of approximately $18.1 million and to write off approximately $10.0 million of debt issuance costs that are currently included in other assets in our consolidated balance sheet. We intend to recognize this adjustment in the period during which it is incurred and classify it as an extraordinary loss (approximately $28.1 million, pre-tax). Due to the nonrecurring nature of this charge, it has been excluded from the unaudited adjusted pro forma financial data for the year ended December 31, 1999.

(10)	Earnings per common share for the period from August 4, 1999 through December 31, 1999 on both a basic and diluted basis are calculated by deducting dividends on our redeemable preferred stock of $10.6 million from net income for such period and then dividing the resulting amount by the weighted average number of common shares outstanding during such period. The pro forma per share amounts for the year ended December 31, 1999 are calculated by deducting pro forma preferred stock dividends of $26.2 million, assuming that the preferred stock had been outstanding during the entire year, from net income and then dividing the resulting amount by the pro forma weighted average number of shares outstanding during 1999. The adjusted pro forma financial data for the year ended December 31, 1999 assume that our preferred stock was not outstanding during 1999 and, therefore, no related dividends would have accrued. Accordingly, the adjusted pro forma per share amounts are calculated by dividing net income (before the extraordinary loss described in note (9) above) by the adjusted pro forma weighted average number of shares outstanding during 1999.

RISK FACTORS

      You should carefully consider the risks described below and other information in this prospectus before making any decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In this case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Cyclical Industry—If Our Industry Were To Experience A Downturn In The Business Cycle, Our Revenues Could Be Adversely Affected.

      The semiconductor industry is highly cyclical and is generally characterized by average selling price fluctuations. Since the fourth quarter of 1997, we have experienced significant declines in the pricing of our products as customers reduced demand and manufacturers reduced prices to avoid a significant decline in capacity utilization. We believe these pricing declines were due primarily to the Asian economic crisis and excess semiconductor manufacturing capacity. Although the semiconductor market has recently improved, we cannot assure you that these improvements are sustainable or will continue or that the semiconductor market will not experience subsequent, and possibly more severe and/or prolonged, downturns in the future. We cannot assure you that any future downturn in the semiconductor market will not have a material adverse effect on our revenues.

Short-Term Performance—Fluctuations In Our Quarterly Operating Results May Cause Our Stock Price To Decline.

      Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A high proportion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenue could disproportionately affect our operating results in a quarter. Factors that could affect our quarterly operating results include:

•	the timing and size of orders from our customers, including cancellations and reschedulings;

•	the timing of introduction of new products;

•	the gain or loss of significant customers, including as a result of industry consolidation;

•	seasonality in some of our target markets;

•	changes in the mix of products we sell;

•	changes in demand by the end users of our customers’ products;

•	market acceptance of our current and future products;

•	variability of our customers’ product life cycles;

•	changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;

•	changes in the prices of our products, which can be affected by the level of our customers’ and end users’ demand, technological change, product obsolescence or other factors; and

•	cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements.

New Product Development And Technological Change—An Inability To Introduce New Products Could Adversely Affect Us, And Changing Technologies Or Consumption Patterns Could Reduce The Demand For Our Products.

      Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to adapt to such changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for our own new products and technologies.

      We cannot assure you that we will be able to identify changes in the product markets of our customers and end-users and adapt to such changes in a timely and cost-effective manner. Nor can we assure you that products or technologies that may be developed in the future by our competitors and others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies or consumption patterns in our existing product markets or the product markets of our customers or end users could have a material adverse effect on our business or prospects.

Competition—Competition In Our Industry Could Prevent Us From Maintaining Our Level Of Revenues And From Raising Prices To Reflect Increases In Costs.

      The semiconductor industry, particularly the market for semiconductor components, is highly competitive. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. Many of these competitors have substantially greater financial and other resources than we have with which to pursue development, engineering, manufacturing, marketing and distribution of their products and are better able than we are to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with us may introduce competing products in the future. Significant competitors in the discrete market include International Rectifier, Philips, Rohm, Siliconix, ST Microelectronics and Toshiba. Significant competitors in the standard analog markets include Analog Devices, Fairchild, Linear Technology, Maxim Integrated Products, National Semiconductor, ST Microelectronics and Texas Instruments. Significant competitors in the standard logic product market include Fairchild, Hitachi, Philips, Texas Instruments and Toshiba. The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.

      Because our components are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

      We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, availability, delivery timing and reliability and sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. In regions where there is a strong demand for such products, price pressures may also emerge as competitors attempt to gain a greater market share by lowering prices. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Manufacturing Risks—Unless We Maintain Manufacturing Efficiency And Avoid Manufacturing Difficulties, Our Future Profitability Could Be Adversely Affected.

      Manufacturing semiconductor components involves highly complex processes that require advanced and costly equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

      From time to time we have experienced difficulty in beginning production at new facilities or in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Lack Of Independent Identity—We Have Recently Established A Trade Name Identity Independent Of Motorola. A Failure To Establish The Same Level Of Goodwill As Motorola Could Harm Our Long-Term Business Prospects.

      Our future success and competitive position depend, in part, on our ability to establish goodwill in our products and services and to associate that goodwill with our trade name, ON Semiconductor™. In order for us to establish goodwill, customers must acknowledge the quality of our products and services and associate our trade name with that quality and those products and services. Prior to our recapitalization, all of the products and services we offered were sold, distributed and advertised under the Motorola trade name. Consequently, the goodwill of the Motorola trade name may have been associated, in part, with success of those products and services.

      We have begun marketing our products under the ON Semiconductor™ name. However, for one year after our recapitalization, an agreement we have with Motorola gives us the limited ability to use the Motorola trade name in connection with the sale, distribution and advertisement of some products we offer. We are presently using our best efforts to cease using licensed Motorola trademarks as soon as commercially reasonable. If the removal of the Motorola trade name from any of our products would require the product to be requalified by any of our customers, we may continue to use the Motorola trade name for up to two years after our recapitalization, to allow us to continue selling the product pending its requalification. In addition, for two years after our recapitalization, we also have the ability to utilize the transition statement, “formerly a division of Motorola,” in connection with the sale, distribution and advertisement of some products we offer. The impact of our no longer using the Motorola trade name cannot be fully predicted and it could have a material adverse effect on our business or our prospects. Although we have recently established our trade name and brands independent of Motorola, we cannot assure you that, prior to the expiration of these transitional arrangements, we will have established the same level of goodwill in our trade name as Motorola has established in its trade name.

Lack Of Independent Operating History—If The Assumptions We Have Used To Estimate Future Operating Results Are Incorrect Or If We Encounter Unexpected Costs Or Other Problems, Our Profitability Could Be Adversely Affected.

      Prior to our recapitalization, Motorola allocated to us, as one of several divisions within its Semiconductor Products Sector, a percentage of the expenses related to services Motorola provided to us and other divisions of its Semiconductor Products Sector. During 1998, we incurred approximately $298 million in costs for general, administrative, selling and marketing expenses, of which Motorola allocated to us approximately $124 million for services shared with other divisions of its Semiconductor Products Sector.

      As part of our recapitalization, we identified the specific services that we believed were necessary to our business and that we would not be able initially to provide ourselves. Motorola agreed to provide or arrange for the provision of these services, including information technology, human resources, supply management and finance services, for a limited period of time to facilitate our transition to a stand-alone company. We estimate that we will incur not more than $75 million under these arrangements for general, administrative, selling and marketing related expenses during the first year after our recapitalization and that our aggregate general, administrative, selling and marketing expenses during that period will be less than those directly charged and allocated in 1998. In addition, Motorola agreed to continue to provide worldwide shipping and freight services to us for a period of up to three years after our recapitalization using the cost allocation method Motorola previously used with us. Under this arrangement, we anticipate paying Motorola approximately $30 million in the first year following our recapitalization.

      We believe that the scope of the agreements we entered into with Motorola as part of our recapitalization and the time frames, pricing and other terms should provide us sufficient time to effect our transition to a stand-alone company with minimal disruption to our business, and that we will ultimately be able to provide these services ourselves or identify third-party suppliers to provide such services on terms not materially less favorable to us than the terms of our arrangements with Motorola. We cannot, however, assure you that we have correctly anticipated the required levels of services to be provided by Motorola or that we will be able to obtain similar services on comparable terms upon termination of our agreements with Motorola. Any material adverse change in Motorola’s ability to supply these services could have a material adverse effect on our business or prospects.

      As part of Motorola, we had a number of formal and informal arrangements with other divisions of Motorola’s Semiconductor Products Sector that provided us with equipment, finished products and other goods and services. Except as provided for in the agreements between Motorola and us, which are described under “Business— Sales, Marketing and Distribution” and “Business— Manufacturing,” future business dealings between Motorola and us will be on an arm’s length basis. There can be no assurance that the arm’s length nature of any future business relationship with Motorola will be as beneficial for us as our past relationship to Motorola.

Dependence On Motorola And Other Key Customers For Our Products And Services— If We Were To Lose One Or More Of Our Large Customers, Our Revenues And Profitability Could Be Adversely Affected.

      Motorola has historically constituted our largest original equipment manufacturer customer and accounted for approximately 8.6% of our net product revenues in 1999. As a result of our recapitalization, we are no longer part of Motorola, and our current and future product sales to Motorola and its affiliates will be on an arm’s length basis. We cannot assure you that we will be able to maintain the level of historical product sales to Motorola or that we will be able to sell any products to Motorola or its affiliates. Notwithstanding our broad customer base, the loss of Motorola or any other sizable customer could harm our results of operations.

      Product sales to our ten largest customers accounted in the aggregate for approximately 51% of our net product revenues in 1999. Many of our customers operate in cyclical industries, and in the past we have experienced significant fluctuations from period to period in the volume of our products ordered. We have no agreements with any of our customers that impose minimum or continuing obligations to purchase our products. We cannot assure you that any of our customers will not significantly reduce orders or seek price reductions in the future or that the loss of one or more of such customers would not have a material adverse effect on our business or our prospects.

      Prior to our recapitalization, we and other divisions of Motorola’s Semiconductor Products Sector provided manufacturing services to each other at cost (as calculated for financial accounting purposes). We and Motorola have agreed to continue providing manufacturing services to each other for limited periods of time following our recapitalization at fixed prices that are intended to approximate each party’s cost of providing the services. We currently anticipate that Motorola, which has no purchase obligations after 2000, will purchase manufacturing services from us of approximately $47 million in 2000. We could be adversely affected if Motorola does not purchase manufacturing services from us at the level we have anticipated, cancels these arrangements or discontinues using our manufacturing services after these agreements expire or if we are unable to find other uses for, or dispose of, the manufacturing facilities we currently use to provide these services in a manner that allows us to cover our fixed costs.

Dependence On Motorola And Other Contractors For Manufacturing Services— The Loss Of One Or More Of Our Sources For Manufacturing Services, Or Increases In The Prices Of Such Services, Could Adversely Affect Our Operations And Profitability.

      Prior to our recapitalization, we and other divisions of Motorola’s Semiconductor Products Sector provided manufacturing services to each other at cost (as calculated for financial accounting purposes). In 1997, 1998 and the period from January 1, 1999 to August 3, 1999, the costs charged by other divisions of Motorola’s Semiconductor Products Sector to us for these services amounted to $310.5 million, $266.8 million and $125.5 million respectively. From August 4, 1999 through December 31, 1999, we paid $101.3 million for manufacturing services to Motorola under our transition agreements. Motorola manufactures our emitter-coupled logic products, which are high margin products that accounted for approximately 13% of our net product revenues in 1999. We currently have no other manufacturing source for these emitter-coupled logic products. We expect emitter-coupled logic products to remain one of our single most important product families over the next several years.

      We and Motorola have agreed to continue providing manufacturing services to each other (including Motorola’s manufacturing of our emitter-coupled logic products) for limited periods of time following our recapitalization at fixed prices that are intended to approximate each party’s cost of providing these services. Subject to our right to cancel upon six months’ written notice, we have minimum commitments to purchase manufacturing services from Motorola of approximately $88 million, $51 million, $41 million and $40 million in fiscal years 2000, 2001, 2002 and 2003, respectively, and have no purchase obligations thereafter. Based on our current budget, we anticipate that we will actually purchase manufacturing services from Motorola of approximately $150 million in 2000. We could be adversely affected if Motorola is unable to provide these services on a timely basis or if we are unable to relocate these manufacturing operations to our own facilities or to other third-party manufacturers on cost-effective terms or make other satisfactory arrangements prior to the time when these agreements expire.

      We also use other third-party contractors for manufacturing activities, primarily for the assembly and testing of final goods. In 1999, these contract manufacturers, including Astra, AAPI and ASE, accounted for approximately 23.9% of our cost of sales. Our agreements with these manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. Our operations could be adversely affected if these contract relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated or our forecasts proved to be materially incorrect.

Dependence On Supply Of Raw Materials— The Loss Of Our Sources Of Raw Materials, Or Increases In The Prices Of Such Goods, Could Adversely Affect Our Operations And Profitability.

      Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of our raw materials increase significantly or their quality deteriorates. Our manufacturing processes rely on many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. We have no agreements with any of our suppliers that impose minimum or continuing supply obligations, and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of raw materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. Prior to our recapitalization, most of our supplies were purchased jointly with Motorola. As part of our recapitalization we entered into an agreement with Motorola to provide for the transition of our supply management functions to a stand-alone basis. We are currently implementing this transition, which we expect to be complete by August 2000. We cannot assure you that we will be able to continue to procure adequate supplies of raw materials in a timely manner on terms comparable to those on which we procured raw materials as part of Motorola.

Inability To Implement Our Business Strategy—If We Are Unable To Implement Our Business Strategy, Our Revenues And Profitability May Be Adversely Affected.

      Our future financial performance and success are largely dependent on our ability to implement successfully our business strategy, which is described under “Business—Our Growth Strategy.” We cannot assure you that we will successfully implement the business strategy described in this prospectus or that implementing our strategy will sustain or improve our results of operations. In particular, we cannot assure you that we will be able to build our position in markets with high growth potential, increase our sales, increase our manufacturing efficiency, optimize our manufacturing capacity, lower our production costs or make strategic acquisitions.

      Our business strategy is based on our assumptions about the future demand for our current products and the new products and applications we are developing and on our continuing ability to produce our products profitably. Each of these factors depends on our ability, among other things, to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, relocate and close manufacturing facilities as part of our ongoing cost restructuring with minimal disruption to our operations, access quality raw materials and contract manufacturing services in a cost-effective and timely manner, protect our intellectual property portfolio and attract and retain highly-skilled technical, managerial, marketing and finance personnel. Our strategy also depends on our ability to implement our transition to a stand-alone company, which depends to a certain extent on Motorola’s ability to provide transition services to us for limited periods of time and on our ability to provide or procure such services thereafter. Several of these and other factors that could affect our ability to implement our business strategy, such as risks associated with international operations, increased competition, legal developments and general economic conditions, are beyond our control. In addition, circumstances beyond our control and changes in our business or industry may require us to change our business strategy.

Future Acquisitions—We May Engage In Acquisitions That May Harm Our Operating Results, Cause Us To Incur Debt Or Assume Contingent Liabilities Or Dilute Our Stockholders.

      We have recently announced the proposed acquisition of Cherry Semiconductor Corporation, and we may in the future acquire other businesses, products and technologies. Successful acquisitions in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration of operations following an acquisition requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for any future acquisitions, which could be dilutive to our existing stockholders. We may also incur debt or assume contingent liabilities in connection with acquisitions, which could harm our operating results. We anticipate financing our proposed acquisition of Cherry Semiconductor with cash on hand and additional borrowings under our senior secured bank facilities.

Risks Associated With International Operations—Our International Operations Subject Us To Risks Inherent In Doing Business On An International Level That Could Adversely Impact Our Results Of Operations.

      Approximately 46%, 33% and 21% of our net product revenues in 1999 were derived from sales, directly or through distributors or electronic manufacturing service providers, to end users in the Americas, the Asia/Pacific region and Europe (including the Middle East), respectively. We maintain significant operations in Guadalajara, Mexico; Seremban, Malaysia; Carmona, the Philippines; Aizu, Japan; Leshan, China; Roznov, the Czech Republic; and Piestany, Slovakia. In addition, we rely on a number of contract manufacturers (primarily for assembly and testing) whose operations are primarily located in the Asia/Pacific region.

      We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

•	economic and political instability;

•	changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	transportation delays;

•	power supply shortages and shutdowns;

•	difficulties in staffing and managing foreign operations and other labor problems;

•	currency convertibility and repatriation;

•	taxation of our earnings and the earnings of our personnel; and

•	other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

      Our activities outside the United States are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Motorola historically engaged in hedging activities to reduce the risk of adverse currency rate fluctuations affecting its overall business, but as a stand-alone company we now bear the risks and costs associated with any such hedging activities. Additionally, while our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk.”

Dependence On Highly Skilled Personnel—If We Fail To Attract And Retain Skilled Personnel, Our Results Of Operations And Competitive Position Could Deteriorate.

      Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel. The market for personnel with such qualifications is highly competitive. In particular, analog component designers are difficult to attract and retain, and the failure to attract and retain analog component designers could compromise our ability to keep pace with our competitors in the market for analog components. We cannot assure you that we will be able to continue to attract and retain individuals with the qualifications necessary to operate our company most effectively.

Dependence On Intellectual Property—We Use A Significant Amount Of Intellectual Property In Our Business. Some Of That Intellectual Property Is Currently The Subject Of Litigation With Third Parties, And Additional Litigation Could Arise In The Future. If We Are Unable To Protect The Intellectual Property We Use, Our Business May Be Adversely Affected.

      We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies. See “Business—Patents, Trademarks, Copyrights and Other Intellectual Property Rights.” Some of our products and technologies are not covered by any patents or pending patent applications, and we cannot assure you that:

•	any of the more than approximately 280 U.S. and 280 foreign patents and pending patent applications that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged or licensed to others;

•	the license rights granted by Motorola in connection with our recapitalization will provide competitive advantages to us; or

•	any of our pending or future patent applications will be issued or have the coverage originally sought.

      Moreover, we cannot assure you that:

•	any of the trademarks, copyrights, trade secrets, know-how or mask works that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged or licensed to others; or

•	any of our pending or future trademark, copyright, or mask work applications will be issued or have the coverage originally sought.

      Some of our power-MOS products are the subject of a patent infringement lawsuit by International Rectifier pending in the United States District Court for the Central District of California. We are engaged in discussions with International Rectifier regarding a number of different aspects of our continuing business relationship, including the development of a new license agreement covering these products. We cannot assure you we will be able to reach agreements on favorable terms. For a discussion of these matters, see “Business—Legal Proceedings.”

      Furthermore, we cannot assure you that our competitors or others will not develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in the United States and in foreign countries.

      Also, we may from time to time in the future be notified of claims that we may be infringing third-party patents or other intellectual property rights. Motorola has agreed to indemnify us for a limited period of time with respect to some claims that our activities infringe on the intellectual property rights of others. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the technologies. Litigation could cause us to incur significant expense, by adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may be required to:

•	pay substantial damages;

•	cease the manufacture, use, sale or importation of infringing products;

•	expend significant resources to develop or acquire non-infringing technologies;

•	discontinue the use of processes; or

•	obtain licenses to the infringing technologies.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available to us on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

      We will also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that persons or institutions will not assert rights to intellectual property arising out of our research.

Environmental Liabilities; Other Governmental Regulation—Regulatory Matters Could Adversely Affect Our Ability To Conduct Our Business And Could Require Expenditures That Could Have A Material Adverse Effect On Our Results Of Operations Or Financial Condition.

      Our manufacturing operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. Our operations are also subject to laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances. Motorola has agreed to indemnify us for environmental and health and safety liabilities related to the conduct or operations of our business or Motorola’s ownership, occupancy or use of real property occurring prior to our recapitalization. We cannot assure you that such indemnification arrangements will cover all material environmental costs relating to pre-closing matters. Moreover, the nature of our operations exposes us to the continuing risk of environmental and health and safety liabilities related to events or activities occurring after our recapitalization.

      We believe that the future cost of compliance with existing environmental and health and safety laws and regulations (and liability for currently known environmental conditions) will not have a material adverse effect on our business or prospects. However, we cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted; or

•	the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

Risks Related to Our Capital Structure

Substantial Leverage—Our Substantial Leverage Could Adversely Affect Our Ability To Operate Our Business.

      We are highly leveraged and have significant debt service obligations. As of December 31, 1999, after giving effect to the application of the net proceeds of this offering, we would have had total long-term indebtedness of approximately $1,080.3 million (excluding unused commitments), stockholders’ equity of approximately $211.8 million and annual interest expense of approximately $106.1 million. We will be permitted to incur significant additional debt in the future. Our substantial indebtedness could have important consequences to you, including the risks that:

•	we will be required to use a substantial portion of our cash flow from operations to pay principal and interest on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts and strategic acquisitions;

•	our interest expense could increase if interest rates in general increase because a substantial portion of our debt will bear interest rates based on market rates;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor components industry;

•	our indebtedness may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts and strategic acquisitions; and

•	our substantial leverage could place us at a competitive disadvantage compared to our competitors who have less debt.

Restrictive Covenants In Our Debt Instruments—The Agreements Governing Our Indebtedness May Limit Our Ability To Finance Future Operations Or Capital Needs Or Engage In Other Business Activities That May Be In Our Interest.

      Our debt instruments contain various provisions that limit our management’s discretion in the operation of our business by restricting our ability to:

•	incur additional indebtedness;

•	pay dividends and make other distributions;

•	prepay subordinated debt;

•	make restricted payments;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell and otherwise dispose of assets; and

•	enter into transactions with affiliates.

      These restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. In addition, our senior bank facilities require us to maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of the provisions of our debt instruments could result in a default under our indebtedness, which would allow our lenders to declare all outstanding amounts due and payable. In such an event, our assets might not be sufficient to repay those amounts.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Stock Price Fluctuations—Our Stock Price May Be Volatile, Which Could Result In Substantial Losses For Investors Purchasing Shares In This Offering.

      The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

      Prior to this offering, you could not buy or sell our common stock publicly. Although we have applied to have our common stock quoted on the Nasdaq National Market, an active trading market may not develop or be sustained. We negotiated and determined the initial public offering price with the representatives of the underwriters based on several factors. The market price of the common stock after the offering may be less than the initial public offering price. The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

Shares Eligible For Future Sale—Our Stock Price Could Be Affected Because A Substantial Number Of Shares Of Our Common Stock Will Be Available For Sale In The Future.

      Sales in the public market of a substantial number of shares of common stock or other equity or equity-related securities could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of our common stock will be available for future sale. See “Shares Eligible for Future Sale.”

Dilution—Purchasers Of Common Stock In This Offering Will Suffer Immediate And Substantial Dilution.

      The initial public offering price is substantially higher than the book value per share of our common stock, which was negative $2.18 at December 31, 1999. As a result, you will experience immediate and substantial dilution of $15.97 in our net tangible book value per share, based on an assumed initial public offering price of $17.00 per share. This dilution will occur in large part because our earlier investors paid substantially less than the initial public offering price in this offering when they purchased their shares of common stock. You will experience additional dilution upon the exercise of outstanding stock options. See “Dilution.”

Controlling Stockholder—One Of Our Principal Stockholders Controls Our Company, Which Will Limit The Ability Of Our Other Stockholders To Influence The Outcome Of Director Elections And Other Matters Submitted For A Vote Of Our Stockholders.

      An affiliate of Texas Pacific Group owns 124,999,433 shares of our common stock, prior to giving effect to this offering, each share of which entitles its holder to one vote on stockholder actions. Following this offering, an affiliate of Texas Pacific Group will continue to own 124,999,433 shares, representing approximately 75% of the overall voting power of our outstanding stock, and will be able to:

•	elect all of our directors and, as a result, control matters requiring board approval;

•	control matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

•	otherwise control or influence our business direction and policies.

In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us. See “Principal Stockholders.”

Anti-Takeover Provisions—Provisions In Our Charter Documents May Delay Or Prevent Acquisition Of Our Company, Which Could Decrease The Value Of Our Stock.

      Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions:

•	create a board of directors with staggered terms;

•	permit only our board of directors or the chairman on our board of directors to call special meetings of stockholders;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	do not permit cumulative voting in the election of directors;

•	prohibit stockholder action by written consent;

•	authorize the issuance of “blank check” preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our board of directors can create and issue without prior stockholder approval; and

•	require the approval by holders of at least 66 2/3% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders. See “Description of Capital Stock—Anti-Takeover Effects of our Certificate of Incorporation and Bylaws.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or other similar expressions.

      Forward-looking statements involve significant risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus. You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of shares of common stock in this offering will be approximately $476.9 million, at an assumed initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      We intend to use the estimated net proceeds we receive from this offering as follows:

Redeem our outstanding redeemable preferred stock (including accrued dividends of $18,800,000 through an assumed redemption date of April 30, 2000)	$227,800,000

Redeem a portion of our senior subordinated notes (including a redemption premium of $16,800,000 and accrued interest of $16,000,000 through an assumed redemption date of May 31, 2000)	172,800,000

Prepay a portion of the loans under our senior bank facilities (including a prepayment penalty of $1,300,000 at an assumed prepayment date of April 30, 2000)	76,300,000

Total	$476,900,000

      If the underwriters exercise their over-allotment option in full, we intend to use the additional $71.9 million in net proceeds to prepay an additional portion of the loans under our senior bank facilities.

      The senior subordinated notes bear interest at a fixed rate of 12% and mature on August 1, 2009. Loans under our senior bank facilities currently bear interest at floating rates equal to LIBOR plus a spread ranging from 3.00% to 3.75%, and amortize between 2001 and 2007. At December 31, 1999, the weighted average interest rate on loans under our senior bank facilities was 9.36% per annum. We intend to redeem our outstanding preferred stock and prepay a portion of the loans under our senior bank facilities substantially concurrently with the consummation of this offering. We intend to redeem a portion of our senior subordinated notes approximately 30 days after the consummation of this offering, in accordance with the notice requirements contained in the indenture governing those notes.

DIVIDEND POLICY

      We have not declared or paid any cash dividends on our capital stock since our inception. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 1999 (1) on an actual basis and (2) on an adjusted basis to give effect to the sale of shares of common stock in this offering, at an assumed initial public offering price of $17.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 1999

	Actual	As Adjusted

	(dollars in millions,
	except share data)

Long-term debt, less current portion:

Senior bank facilities:

Tranche A	$125.5	$113.7

Tranche B	325.0	294.6

Tranche C	350.0	317.2

	800.5	725.5

Senior subordinated notes	400.0	260.0

Junior subordinated note	94.8	94.8

Total long-term debt, less current portion	1,295.3	1,080.3

Redeemable preferred stock, $.01 par value, 100,000 shares authorized, 2,090 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted; 12% annual dividend rate; liquidation value — $209.0 million plus $10.6 million of accrued dividends, actual	219.6	—

Stockholders’ equity (deficit):

Common stock, $.01 par value, 300,000,000 shares authorized, 136,666,666 shares issued and outstanding, actual; 300,000,000 shares authorized; 166,666,666 shares issued and outstanding, as adjusted	1.4	1.7

Additional paid-in capital	204.2	680.8

Accumulated other comprehensive income	2.7	2.7

Accumulated deficit	(456.0)	(473.4)

Total stockholders’ equity (deficit)	(247.7)	211.8

Total capitalization	$1,267.2	$1,292.1

      The share numbers in the table above exclude:

•	10,051,333 shares of common stock issuable upon the exercise of options outstanding at February 15, 2000, at an exercise price of $1.50 per share, under our 1999 Founders Stock Option Plan;

•	928,267 shares of common stock issuable upon the exercise of options granted after February 15, 2000, at an exercise price per share equal to the public offering price, under our 1999 Founders Stock Option Plan; and

•	5,097,066 shares of common stock reserved for future issuance under our 1999 Founders Stock Option Plan, our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan.

      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data,” “Unaudited Pro Forma and Adjusted Pro Forma Financial Data,” “Management,” “Description of Capital Stock” and our audited historical post-recapitalization consolidated financial statements and the notes thereto included elsewhere in this prospectus.

DILUTION

      The net tangible book value of our common stock as of December 31, 1999 was negative $297.9 million, or negative $2.18 per share. Net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities, minority interests in consolidated subsidiaries and redeemable preferred stock) by the number of shares of common stock outstanding at December 31, 1999. After giving effect to the sale of our common stock in this offering, at an assumed initial public offering price of $17.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the adjusted net tangible book value as of December 31, 1999 would have been $171.6 million, or $1.03 per share. This represents an increase in net tangible book value per share of $3.21 to existing stockholders and dilution in net tangible book value per share of $15.97 to new investors who purchase shares in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$17.00

Net tangible book value per share as of December 31, 1999	$(2.18)

Increase in net tangible book value per share attributable to new investors	3.21

Adjusted net tangible book value per share after this offering		1.03

Dilution per share to new investors		$15.97

      The following table sets forth, on the adjusted basis described above, as of December 31, 1999, the difference between the number of shares of common stock purchased, the total consideration paid, and the average price per share paid by the existing stockholders and by investors purchasing shares in this offering, based upon an assumed initial public offering price of $17.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

	(in millions)		(in millions)

Existing stockholders	136.7	82.0%	$205.0	28.7%	$1.50

New investors	30.0	18.0	510.0	71.3	17.00

Total	166.7	100.0%	$715.0	100.0%

      The discussion and tables above exclude the following:

•	10,051,333 shares of common stock issuable upon the exercise of options outstanding at February 15, 2000, at an exercise price of $1.50 per share under our 1999 Founders Stock Option Plan;

•	928,267 shares of common stock issuable upon the exercise of options granted after February 15, 2000, at an exercise price per share equal to the public offering price, under our 1999 Founders Stock Option Plan; and

•	5,097,066 shares of common stock reserved for future issuance under our 1999 Founders Stock Option Plan, our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan.

To the extent these options are exercised or this stock is issued in the future, investors in this offering may experience further dilution.

      The following table adjusts the information set forth in the preceding table to reflect the assumed exercise of options that were outstanding at December 31, 1999 under our 1999 Founders Stock Option Plan and are currently exercisable:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

	(in millions)		(in millions)

Existing stockholders	136.7	81.2%	$205.0	28.6%	$1.50

New investors	30.0	17.8	510.0	71.1	17.00

Option holders	1.7	1.0	2.5	.3	1.50

Total	168.4	100.0%	$717.5	100.0%

SELECTED HISTORICAL FINANCIAL DATA

      The following table sets forth our selected historical financial data for the periods indicated. We derived the statement of operations data set forth below for the fiscal years ended December 31, 1997 and 1998 and for the periods from January 1, 1999 through August 3, 1999 and from August 4, 1999 through December 31, 1999, and the balance sheet data as of December 31, 1998 and 1999, from our audited historical combined financial statements and audited historical post-recapitalization consolidated financial statements, which are included elsewhere in this prospectus. We derived the statement of operations data set forth below for the fiscal year ended December 31, 1996 and the balance sheet data as of December 31, 1997 from our audited historical combined financial statements, which are not included in this prospectus. We derived the statement of operations data set forth below for the fiscal year ended December 31, 1995 and the balance sheet data as of December 31, 1995 and 1996 from our unaudited historical combined financial statements, which are not included in this prospectus. You should read this information in conjunction with “Unaudited Pro Forma and Adjusted Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the notes thereto included elsewhere in this prospectus.

					January 1,	August 4,
					1999	1999
	Years Ended December 31,				through	through
					August 3,	December 31,
	1995	1996	1997	1998	1999	1999

	(dollars in millions, except share data)

Statement of Operations Data:

Revenues:

Net product revenues	$2,011.1	$1,748.0	$1,815.3	$1,495.3	$895.4	$728.8

Foundry revenues(1)	—	—	—	—	—	69.9

Total revenues	2,011.1	1,748.0	1,815.3	1,495.3	895.4	798.7

Cost of sales(2)	1,209.5	1,128.8	1,112.3	1,060.0	620.3	573.3

Gross profit	801.6	619.2	703.0	435.3	275.1	225.4

Operating expenses:

Research and development(3)	78.1	71.7	65.7	67.5	34.3	16.3

Selling and marketing(4)	99.7	94.4	110.7	92.4	39.0	24.6

General and administrative(5)	180.3	150.8	243.1	205.7	89.4	77.3

Restructuring charges(6)	—	—	—	189.8	—	3.7

Total operating expenses	358.1	316.9	419.5	555.4	162.7	121.9

Operating income (loss)	443.5	302.3	283.5	(120.1)	112.4	103.5

Other income (expenses):

Interest expense(7)	(17.7)	(15.0)	(11.7)	(19.8)	(9.1)	(55.9)

Equity in earnings of joint ventures	—	2.4	(.3)	5.7	2.4	1.4

Total other income (expenses)	(17.7)	(12.6)	(12.0)	(14.1)	(6.7)	(54.5)

Income before income taxes and minority interests	425.8	289.7	271.5	(134.2)	105.7	49.0

Minority interests	—	—	(1.5)	(2.1)	(.9)	(1.1)

Revenues less direct and allocated expenses before taxes	$425.8	$289.7	$270.0	$(136.3)	$104.8	47.9

Provision for income taxes(8)						(18.1)

Net income						$29.8

Earnings per common share(9):

Basic						$.14

Diluted						$.13

Weighted average common shares outstanding (in millions):

Basic						136.7

Diluted						144.6

Other Financial Data:

Depreciation and amortization	$135.4	$142.4	$146.1	$145.9	$81.5	$61.9

Capital expenditures	252.5	190.7	181.9	119.9	39.6	64.0

	December 31,

	1995	1996	1997	1998	1999

	(dollars in millions)

Balance Sheet Data(10):

Cash and cash equivalents					$126.8

Working capital					309.8

Total assets	$714.2	$768.9	$935.3	$840.7	1,616.8

Long-term debt, less current portion					1,295.3

Redeemable preferred stock					219.6

Business equity/total stockholders’ equity (deficit)(11)	689.7	746.1	866.4	681.0	(247.7)

(1)	Foundry revenues represent products manufactured for Motorola’s Semiconductor Products Sector. Historically, Motorola recorded these foundry revenues as an offset to cost of sales at cost. We now record such sales in a manner consistent with other third-party sales. We and Motorola have agreed to continue providing manufacturing services to each other for limited periods of time following our recapitalization at fixed prices that are intended to approximate each party’s cost of providing the services. Foundry revenues increase both total revenues and cost of sales in our unaudited pro forma financial statements.

(2)	Cost of sales for periods prior to our recapitalization includes amounts allocated to us by Motorola.

(3)	Research and development expenses for periods prior to our recapitalization include amounts allocated to us by Motorola.

(4)	Selling and marketing expenses for periods prior to our recapitalization include amounts allocated to us by Motorola.

(5)	General and administrative expenses for periods prior to our recapitalization include amounts allocated to us by Motorola.

(6)	Restructuring charges in 1998 consist of the $189.8 million portion of a Motorola restructuring charge allocated to us in June 1998. Restructuring charges of $3.7 million in 1999 consist of an $11.1 million charge for employee separation costs and asset write-downs related primarily to the closure of a manufacturing facility in Arizona in December 1999, which was partially offset by a $7.4 million reduction in our restructuring reserves to take into account the remaining costs to be incurred to complete planned actions under our restructuring plan commenced in June 1998.

(7)	Prior to our recapitalization, Motorola had net interest expense on a consolidated basis for all periods presented. Motorola allocated a portion of these amounts to us primarily on the basis of net assets. For the period subsequent to the recapitalization, interest expense relates to borrowings outstanding under our senior bank facilities, and to our senior subordinated notes and our junior subordinated note.

(8)	Prior to our recapitalization, Motorola did not allocate income tax expense to us.

(9)	Earnings per common share for the period from August 4, 1999 through December 31, 1999 on both a basic and diluted basis are calculated by deducting dividends on our redeemable preferred stock of $10.6 million from net income for such period and then dividing the resulting amount by the weighted average number of common shares outstanding during such period.

(10)	It is not meaningful to show cash and cash equivalents, working capital and long-term liabilities, less current portion prior to our recapitalization because Motorola’s cash management system was not designed to track centralized cash and related financing transactions to the specific cash requirements of our business.

(11)	For periods prior to our recapitalization, business equity represented Motorola’s ownership interest in our recorded net assets. All cash transactions, accounts receivable, accounts payable in the United States, other allocations and intercompany transactions were reflected in this amount. For periods subsequent to our recapitalization, our stockholders’ equity (deficit) consists of our paid-in capital, accumulated other comprehensive income and accumulated deficit.

UNAUDITED PRO FORMA AND ADJUSTED PRO FORMA FINANCIAL DATA

      We present below our unaudited pro forma statement of operations as if our recapitalization and the other transactions described below had taken place on January 1, 1999. We also present below our unaudited adjusted pro forma statement of operations as if this offering and the application of the estimated proceeds therefrom had also taken place on January 1, 1999. We derived these pro forma and adjusted pro forma financial data from, and you should read them together with, the audited historical combined financial statements and the audited historical post-recapitalization consolidated financial statements that are included elsewhere in this prospectus.

      We prepared the pro forma financial data using the assumptions described below and in the related notes thereto:

• borrowings under our senior bank facilities and the issuance of our senior subordinated notes, our junior subordinated note and our redeemable preferred stock, each as part of our recapitalization;

• the inclusion of foundry sales and manufacturing expenses in our revenues and cost of sales as historically both foundry sales and manufacturing expenses were included in cost of sales; and

• quantifiable adjustments to reflect our results of operations on a stand-alone basis.

      Prior to our recapitalization, we were a part of Motorola rather than a stand-alone company. As a result, Motorola allocated a portion of its corporate, marketing, administrative and development expenses to us, which is reflected in our audited historical combined financial statements. In the opinion of our management, these allocations are reasonable. However, these expenses may not be indicative of, and it is not feasible to estimate, the nature and level of expenses that might have been incurred had we operated as an independent company for the periods presented. Our management estimates that our aggregate general, administrative, selling and marketing expenses during the first year after our recapitalization will be less than those directly charged and allocated in 1998.

      We prepared the adjusted pro forma financial data using the assumptions described below and in the related notes thereto:

• the issuance of shares of common stock in this offering; and

• the application of the estimated proceeds from the sale of these shares to redeem our outstanding preferred stock, redeem a portion of our senior subordinated notes and prepay a portion of the loans under our senior bank facilities.

      The foregoing are based upon available information and assumptions that management believes are reasonable. We have not adjusted the pro forma or adjusted pro forma financial data to reflect operating efficiencies and additional cost savings that we may realize as a result of our stand-alone operations.

      We are providing our unaudited pro forma and adjusted pro forma statement of operations for illustrative purposes only. It does not purport to represent what our results of operations would have been if our recapitalization, this offering, the application of the proceeds therefrom and the other transactions described above actually occurred as of the dates indicated, and it does not purport to project our future results of operations.

SCG HOLDING CORPORATION AND SUBSIDIARIES

(D/B/A ON SEMICONDUCTOR)
FORMERLY,
SEMICONDUCTOR COMPONENTS GROUP OF MOTOROLA, INC.

UNAUDITED PRO FORMA AND ADJUSTED PRO FORMA

STATEMENT OF OPERATIONS

	January 1, through August 3, 1999

		Adjustments		Adjustments
		for Foundry		for the
	Historical	Revenues		Recapitalization		Subtotal

	(dollars in millions, except share data)

Revenues:

Net product revenues	$895.4					$895.4

Foundry revenues		$91.1	(A)			91.1

Total revenues	895.4					986.5

Cost of sales	620.3	91.1	(A)			711.4

Gross profit	275.1					275.1

Operating expenses:

Research and development	34.3			$(13.5	)(B)	20.8

Selling and marketing	39.0					39.0

General and administrative	89.4			4.9	(B)	94.3

Restructuring charges	—					—

Total operating expenses	162.7					154.1

Operating income	112.4					121.0

Other income (expenses):

Interest expense	(9.1)			(74.7	)(C)
				9.1	(D)	(74.7)

Equity in earnings of joint ventures	2.4					2.4

Total other income (expenses)	(6.7)					(72.3)

Income before income taxes and minority interests	105.7					48.7

Provision for income taxes				(18.0	)(F)	(18.0)

Minority interests	(.9)					(.9)

Net income(G)	$104.8					$29.8

Earnings per common share(H):

Basic	N/A					N/A

Diluted	N/A					N/A

Weighted average common shares outstanding (in millions):

Basic	N/A					N/A

Diluted	N/A					N/A

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Year Ended December 31, 1999
	Historical
	August 4		Adjustments
	through		for this		Adjusted
	December 31, 1999	Pro Forma	Offering		Pro Forma

	(dollars in millions, except share data)

Revenues:

Net product revenues	$728.8	$1,624.2			$1,624.2

Foundry revenues	69.9	161.0			161.0

Total revenues	798.7	1,785.2			1,785.2

Cost of sales	573.3	1,284.7			1,284.7

Gross profit	225.4	500.5			500.5

Operating expenses:

Research and development	16.3	37.1			37.1

Selling and marketing	24.6	63.6			63.6

General and administrative	77.3	171.6			171.6

Restructuring charges	3.7	3.7			3.7

Total operating expenses	121.9	276.0			276.0

Operating income	103.5	224.5			224.5

Other income (expenses):

Interest expense
	(55.9)	(130.6)	$24.5	(E)	(106.1)

Equity in earnings of joint ventures	1.4	3.8			3.8

Total other income (expenses)	(54.5)	(126.8)			(102.3)

Income before income taxes and minority interests	49.0	97.7			122.2

Provision for income taxes	(18.1)	(36.1)	(9.2	)(F)	(45.3)

Minority interests	(1.1)	(2.0)			(2.0)

Net income(G)	$29.8	$59.6			$74.9

Earnings per common share(H):

Basic	$.14	$.24			$.45

Diluted	$.13	$.23			$.43

Weighted average common shares outstanding (in millions):

Basic	136.7	136.7			166.7

Diluted	144.6	144.6			174.6

See accompanying Notes to the Unaudited Pro Forma and Adjusted Pro Forma Statement of Operations.

SCG HOLDING CORPORATION AND SUBSIDIARIES

(D/B/A ON SEMICONDUCTOR)
FORMERLY,
SEMICONDUCTOR COMPONENTS GROUP OF MOTOROLA, INC.

NOTES TO THE UNAUDITED PRO FORMA AND ADJUSTED PRO FORMA

STATEMENT OF OPERATIONS

(A)	Foundry revenues represent products manufactured for Motorola’s Semiconductor Products Sector. Historically, Motorola recorded these revenues as an offset to cost of sales at cost. We now record such sales in a manner consistent with other third-party sales. We and Motorola have agreed to continue providing manufacturing services to each other for limited periods of time following our recapitalization at fixed prices that are intended to approximate each party’s cost of providing the services. Foundry revenues increase total revenues and cost of sales in our unaudited pro forma and adjusted pro forma financial data.

(B)	Reflects the elimination of Motorola cost allocations for corporate and divisional research and development and other allocated costs that bear no direct or indirect relationship to our operations. These costs represent allocations in excess of what we will incur on a stand-alone basis.

January 1
through
August 3,
1999

(in millions)

Corporate research and development(1)	$3.2

Sector engineering(2)	10.3

$13.5

January 1
through
August 3,
1999

(in millions)

Royalty income(3)	$(5.4)

Other expenses(4)	.5

$(4.9)

            The following describes the above cost allocation adjustments:

(1)	Represents the elimination of the portion of Motorola’s expenses for its corporate research and development labs that was allocated to the Semiconductor Components Group. These were costs for Motorola projects that we will not incur in the future.

(2)	Represents the elimination of the portion of Motorola’s expenses for sector engineering that was allocated to the Semiconductor Components Group, excluding the costs for a lab that performed research and development for the Semiconductor Components Group’s TMOS products. We will not incur costs relating to these research and development activities in the future.

(3)	Represents the elimination of royalty income that Motorola allocated to all of its businesses. This royalty income is not necessarily indicative of the income we will receive as a stand-alone company.

(4)	Represents the elimination of other income and expenses that Motorola allocated to all of its businesses. These items principally include chemical decontamination costs and other expenses that we will not incur in the future.

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)
FORMERLY,
SEMICONDUCTOR COMPONENTS GROUP OF MOTOROLA, INC.

NOTES TO THE UNAUDITED PRO FORMA AND ADJUSTED PRO FORMA

STATEMENT OF OPERATIONS — (Continued)

(C)	Reflects the additional interest expense resulting from borrowings of approximately $1.23 billion under the credit agreement relating to our senior bank facilities and through the issuance of our senior subordinated notes and our junior subordinated note, plus $3.8 million of deferred financing cost amortization. This pro forma interest charge assumes that we borrowed the following amounts on January 1, 1999 and that the interest rates indicated below applied through August 3, 1999:

Tranche A of senior bank facilities of $65.5 million — LIBOR plus 3.00% (8.14%, assumed rate)
Tranche B of senior bank facilities of $325.0 million — LIBOR plus 3.50% (8.64%, assumed rate)
Tranche C of senior bank facilities of $350.0 million — LIBOR plus 3.75% (8.89%, assumed rate)
Senior subordinated notes of $400.0 million (12.00%, fixed rate)
Junior subordinated note of $91.0 million (10.00%, fixed rate)

An increase or decrease of .125% in LIBOR would have resulted in a $.5 million adjustment to this pro forma interest charge for the period from January 1, 1999 through August 3, 1999.

(D)	Reflects the elimination of the portion of Motorola’s corporate interest expense that was allocated to the Semiconductor Components Group.

(E)	Represents the elimination of interest expense assuming that a portion of the net proceeds of this offering were used to repay pro forma borrowings of $215 million under the credit agreement relating to our senior bank facilities and our senior subordinated notes as of January 1, 1999. This adjusted pro forma interest expense reduction for the year ended December 31, 1999 assumes that the following amounts were repaid on January 1, 1999 and the interest rates indicated below applied during 1999:

Tranche A senior bank facilities of $11.8 million (8.33%, assumed rate)

Tranche B senior bank facilities of $30.4 million (8.83%, assumed rate)

Tranche C senior bank facilities of $32.8 million (9.08%, assumed rate)

Senior subordinated notes of $140 million (12.00%, fixed rate)

(F)	Prior to our recapitalization, Motorola did not allocate income tax expense to the Semiconductor Components Group. This adjustment represents the provision for income taxes for the period from January 1, 1999 through August 3, 1999 that would have resulted from applying our actual effective income tax rate of approximately 38% for the period from August 4, 1999 through December 31, 1999 to our pre-tax income for the period prior to the recapitalization. We have also used this effective tax rate to adjust the provision for income taxes resulting from the adjusted pro forma reduction in interest expense described in Note E above. We believe that the pro forma and adjusted pro forma provisions for income taxes represent reasonable estimates of what our income tax expense would have been had we been a stand-alone company during 1999.

(G)	Upon consummation of this offering, we intend to redeem our outstanding preferred stock, redeem a portion of our senior subordinated notes and prepay a portion of the loans outstanding under our senior bank facilities. In connection therewith, we expect to incur prepayment penalties of approximately $18.1 million and to write off approximately $10.0 million of debt issuance costs that

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)
FORMERLY,
SEMICONDUCTOR COMPONENTS GROUP OF MOTOROLA, INC.

NOTES TO THE UNAUDITED PRO FORMA AND ADJUSTED PRO FORMA

STATEMENT OF OPERATIONS — (Continued)

are currently included in other assets in our consolidated balance sheet. We intend to recognize this adjustment in the period during which it is incurred and to classify it as an extraordinary loss (approximately $28.1 million, pre-tax). Due to the nonrecurring nature of this charge, it has been excluded from the unaudited adjusted pro forma financial data for the year ended December 31, 1999.

(H)	Earnings per common share for the period from August 4, 1999 through December 31, 1999 on both a basic and diluted basis is calculated by deducting dividends on our redeemable preferred stock of $10.6 million from net income for that period and then dividing the resulting amount by the weighted average number of common shares outstanding during the period. The pro forma per share amounts for the year ended December 31, 1999 are calculated by deducting pro forma preferred stock dividends of $26.2 million, assuming that the preferred stock had been outstanding during the entire year, from net income and then dividing the resulting amount by the pro forma weighted average number of shares outstanding during the year. The adjusted pro forma financial data for the year ended December 31, 1999 assumes that our preferred stock was not outstanding during the year and, therefore, no related dividends would have accrued. Accordingly, the adjusted pro forma per share amounts are calculated by dividing net income (before the extraordinary loss described in note (G) above) by the adjusted pro forma weighted average number of shares outstanding during the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with our audited historical combined financial statements, our audited historical post-recapitalization consolidated financial statements and our unaudited pro forma and adjusted pro forma financial data for the fiscal year ended December 31, 1999, which are included elsewhere in this prospectus. Our audited historical combined financial statements present the combined assets, liabilities and business equity and the related combined revenues less direct and allocated expenses before taxes of the business of Motorola’s Semiconductor Components Group prior to our August 4, 1999 recapitalization and are not intended to be a complete presentation of the financial position, results of operations or cash flows of the business of ON Semiconductor™. The results of operations before taxes are not necessarily indicative of the results of operations before taxes that would have been recorded by us on a stand-alone basis. Our audited historical post-recapitalization consolidated financial statements present the consolidated financial position and results of operations of ON Semiconductor™ on a stand-alone basis subsequent to our August 4, 1999 recapitalization. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those discussed below and elsewhere in the prospectus.

Overview

      We are one of the largest independent suppliers of semiconductor components in the world. Our total addressable market consists of discrete, standard analog and standard logic semiconductors. According to World Semiconductor Trade Statistics, our total addressable market comprised approximately $19.5 billion of revenues in 1999 and is projected to grow to $25.1 billion in revenues in 2002. The principal end-user markets for our products are networking and computing, wireless communications, consumer electronics, automotive electronics and industrial. Our products are used in such high-growth applications as routers and other networking equipment, cable and other high-speed modems, cellular telephones and other portable electronic devices, digital set-top boxes, DVD players, GPS and other navigation tools and industrial automation and control systems.

      We offer our customers a portfolio of over 16,000 products. Our products generally have long market life cycles, averaging 10 to 20 years, with some as long as 30 years. The longevity of these products allows us to use our manufacturing assets for longer periods of time, reducing our capital expenditure requirements relative to semiconductor companies that manufacture complex devices such as microprocessors. Our total sales volume was approximately 19 billion units in 1999.

      Recent Restructuring. In 1997, Motorola created the Semiconductor Components Group as a separate division within its Semiconductor Products Sector to concentrate on the manufacturing of discrete, standard analog and standard logic semiconductors. In 1998, Motorola initiated a company-wide restructuring with the goal of increasing the manufacturing efficiency of various operations within each of Motorola’s business groups. In furtherance of this strategy, we have implemented ongoing cost-saving initiatives to rationalize our product portfolio, close plants and relocate or outsource related operations to take advantage of lower-cost labor markets and make our manufacturing processes more efficient. See “Business—Manufacturing” and “Business—Employees.” We expect to realize annual cost savings of approximately $210 million in 2000, as compared to our cost structure at the beginning of 1998. Motorola recorded a restructuring charge in the second quarter of 1998, of which $189.8 million was allocated to us. We do not currently anticipate any significant additional charges in connection with this restructuring.

      Recapitalization. Immediately prior to our August 4, 1999 recapitalization, we were a wholly-owned subsidiary of Motorola. We held and continue to hold, through direct and indirect subsidiaries, substantially all of the assets and operations of the Semiconductor Components Group of Motorola’s Semiconductor Products Sector. As part of our recapitalization, an affiliate of Texas Pacific Group purchased our common shares from Motorola for $337.5 million, and we redeemed common stock held by Motorola for a total of approximately $952 million. As a result, prior to giving effect to this offering, Texas Pacific Group’s affiliate owns approximately 91%, and Motorola owns approximately 9%, of our voting common stock. To finance a portion of the recapitalization, Semiconductor Components Industries, LLC, our primary domestic operating subsidiary, borrowed $740.5 million under senior secured bank facilities (a portion of which we intend to prepay using a portion of the proceeds of this offering), we and Semiconductor Components issued $400 million of senior subordinated notes ($140 million of which we intend to redeem using a portion of the proceeds of this offering) and Semiconductor Components issued a $91 million junior subordinated note to Motorola. We also issued mandatorily redeemable preferred stock with a total initial liquidation preference of $209 million (which we intend to redeem upon consummation of this offering) to Motorola and Texas Pacific Group’s affiliate. Because Texas Pacific Group’s affiliate did not acquire substantially all of SCG Holding’s common stock, the basis of SCG Holding’s assets and liabilities for financial reporting purposes was not impacted by our recapitalization.

      Separation from Motorola. When we were a division of Motorola, Motorola allocated to us expenses related to shared services provided by Motorola and its other divisions. During 1998, we incurred approximately $298 million in general, administrative, marketing and selling expenses, of which Motorola and its other divisions allocated to us approximately $124 million. During the period from January 1, 1999 to our August 1999 recapitalization, we incurred $128.4 million of general, administrative, marketing and selling expenses, of which Motorola and its other divisions allocated to us $52 million. As part of our recapitalization, we identified the specific services that we believed were necessary to our business and that we would not be able initially to provide ourselves. Motorola agreed to provide or arrange for the provision of these services, including information technology, human resources, supply management and finance services, for periods of time sufficient to facilitate our transition to a stand-alone company. Our management estimates that we will incur not more than $75 million under these arrangements for general, administrative, selling and marketing related expenses during the first year after our recapitalization and that our aggregate general, administrative, selling and marketing expenses during that period will be less than those directly charged and allocated in 1998. In addition, Motorola agreed to continue to provide worldwide shipping and freight services to us for a period of up to three years using the cost allocation method in effect at the time of the recapitalization. Under this arrangement, we anticipate paying Motorola approximately $30 million in the first year following our recapitalization. We believe that the scope of the agreements we entered into with Motorola as part of our recapitalization and the time frames, pricing and other terms provide us sufficient time to effect the transition with minimal disruption to our business, and that we will ultimately be able to provide these services ourselves or identify third-party suppliers to provide such services on terms not materially less favorable to us than the terms of our arrangements with Motorola.

      We and Motorola have also agreed to continue providing manufacturing services to each other for limited periods of time following our recapitalization at fixed prices that are intended to approximate each party’s cost of providing these services. Prior to our recapitalization, the cost of the services we provided to other divisions of Motorola’s Semiconductor Products Sector was recorded as a credit to our cost of production, while the cost of the services other divisions of Motorola’s Semiconductor Products Sector provided to us was included in our cost of sales. We now record foundry revenues for services we provide to other divisions of Motorola’s Semiconductor Products Sector as revenues, and this change has been reflected as an adjustment in our unaudited pro forma and adjusted pro forma financial data for the fiscal year ended December 31, 1999 included elsewhere in this prospectus. In 1997, 1998 and the period from January 1, 1999 to August 3, 1999, the Semiconductor Components Group recorded $177.4 million, $162.3 million and $91.1 million, respectively, for the cost of foundry services it provided to other divisions of Motorola’s Semiconductor Products Sector. Each party has committed to purchases specified under these manufacturing services agreements. Subject to our right to cancel upon six months’ written notice, we have minimum commitments to purchase manufacturing services from Motorola of approximately $88 million, $51 million, $41 million and $40 million in fiscal years 2000, 2001, 2002 and 2003, respectively, and have no purchase obligations thereafter. We currently anticipate that we will purchase manufacturing services from Motorola of approximately $150 million in 2000. We currently anticipate that Motorola, which has no purchase obligations after 2000, will purchase manufacturing services from us of approximately $47 million in 2000. We believe that, prior to the expiration of our manufacturing services agreements with Motorola, we will be able to relocate operations to our facilities, or make arrangements with third-party manufacturers to replace the manufacturing services provided by Motorola at costs not materially in excess of the amounts we expect to pay Motorola.

      Market Share. We experienced a decline in our market share from 1994 through 1999. Our market share as a percentage of our total addressable market was 10.5% in 1994, 9.7% in 1995, 9.4% in each of 1996 and 1997, 8.7% in 1998 and 8.4% in 1999. We believe this decline was attributable primarily to the emphasis of Motorola’s Semiconductor Products Sector on the sale of more complex and higher-priced semiconductors, including the diversion of research and development, capital expenditures and manufacturing capacity to these products and incentives provided to our sales force and third-party distributors linked to the sale of these products. Although our total addressable market share may continue to decline for 2000, we expect that any such decline will not materially affect our operating results because we have chosen to focus on products with significant growth potential, such as analog, emitter-coupled logic and bipolar discrete semiconductors.

      Joint Ventures. We have majority ownership interests in two joint ventures located in the Czech Republic. As we have the ability to control these joint ventures, we have consolidated them in our financial statements. We also have a majority ownership interest in a Chinese joint venture as well as a 50% interest in a joint venture located in Malaysia. As we do not have the ability to control these joint ventures, we have accounted for them in our financial statements using the equity method. See “Business—Joint Ventures.”

Results of Operations

      The following table summarizes certain information relating to our historical operating results that has been derived from our audited historical combined financial statements and our audited historical post-recapitalization consolidated financial statements:

				Post-
	Pre-Recapitalization			Recapitalization

	Years Ended		January 1	August 4	Year
	December 31,		through	through	Ended
			August 3,	December 31,	December 31,
	1997	1998	1999	1999	1999

	(dollars in millions)

Revenues:

Net product revenues	$1,815.3	$1,495.3	$895.4	$728.8	$1,624.2

Foundry revenues	—	—	—	69.9	69.9

Total revenues	1,815.3	1,495.3	895.4	798.7	1,694.1

Cost of sales	1,112.3	1,060.0	620.3	573.3	1,193.6

Gross profit	703.0	435.3	275.1	225.4	500.5

Operating expenses:

Research and development	65.7	67.5	34.3	16.3	50.6

Selling and marketing	110.7	92.4	39.0	24.6	63.6

General and administrative	243.1	205.7	89.4	77.3	166.7

Restructuring charges	—	189.8	—	3.7	3.7

Total operating expenses	419.5	555.4	162.7	121.9	284.6

Operating income (loss)	283.5	(120.1)	112.4	103.5	215.9

Other income (expenses):

Interest expense	(11.7)	(19.8)	(9.1)	(55.9)	(65.0)

Equity in earnings of joint ventures	(.3)	5.7	2.4	1.4	3.8

Total other income (expenses)	(12.0)	(14.1)	(6.7)	(54.5)	(61.2)

Income before income taxes and minority interests	271.5	(134.2)	105.7	49.0	154.7

Minority interests	(1.5)	(2.1)	(.9)	(1.1)	(2.0)

Revenues less direct and allocated expenses before taxes	$270.0	$(136.3)	$104.8	$47.9	$152.7

     The following table summarizes certain information related to our historical operating results expressed as a percentage of net product revenues:

				Post-
	Pre-Recapitalization			Recapitalization

	Years Ended		January 1	August 4	Year
	December 31,		through	through	Ended
			August 3,	December 31,	December 31,
	1997	1998	1999	1999	1999

	(as a percentage of net product revenues)

Revenues:

Net product revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Foundry revenues	—	—	—	9.6	4.3

Total revenues	100.0	100.0	100.0	109.6	104.3

Cost of sales	61.3	70.9	69.3	78.7	73.5

Gross profit	38.7	29.1	30.7	30.9	30.8

Operating expenses:

Research and development	3.6	4.5	3.8	2.2	3.1

Selling and marketing	6.1	6.2	4.4	3.4	3.9

General and administrative	13.4	13.8	10.0	10.6	10.3

Restructuring charges	—	12.7	—	.5	.2

Total operating expenses	23.1	37.2	18.2	16.7	17.5

Operating income (loss)	15.6	(8.1)	12.5	14.2	13.3

Other income (expenses):

Interest expense	(.6)	(1.3)	(1.0)	(7.7)	(4.0)

Equity in earnings of joint ventures	.0	.4	(.3)	.2	.2

Total other income (expenses)	(.6)	(.9)	(.7)	(7.5)	(3.8)

Income before income taxes and minority interests	15.0	(9.0)	11.8	6.7	9.5

Minority interests	(.1)	(.1)	(.1)	(.2)	(.1)

Revenues less direct and allocated expenses before taxes	14.9%	(9.1)%	11.7%	6.5%	9.4%

      Prior to our capitalization, Motorola allocated a portion of its operating expenses to us. Although we believe that these allocations were reasonable, we also believe that subsequent to our recapitalization our annual operating expenses, as a percentage of net product revenues, will be less than the aggregate amount of such annual expenses, as a percentage of net product revenues, that were incurred directly plus those that were allocated to us by Motorola prior to the recapitalization.

     Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Total revenues. Total revenues increased $198.8 million, or 13.3%, from $1,495.3 million in 1998 to $1,694.1 million in 1999, due to an increase in net product revenues and the inclusion of foundry revenues as a component of total revenues after our recapitalization. Our total revenues consist of net product revenues and foundry revenues. Net product revenues relate to the sale of semiconductor components that are recognized at the time of shipment to the customer. We also make provisions for estimated returns and allowances at that time. Foundry revenues relate to products manufactured for Motorola and are recognized at the time of shipment to Motorola. Prior to our recapitalization, Motorola recorded these revenues as an offset to cost of sales at cost. We now record these sales in a manner consistent with other third party sales.

      Net product revenues. Net product revenues increased $128.9 million, or 8.6%, from $1,495.3 million in 1998 to $1,624.2 million in 1999. Unit volume increased by 27.1% in 1999 compared to 1998, while the average selling price for our products decreased by 14.6%, as a result of excess semiconductor manufacturing capacity, product mix and aggressive pricing actions taken to maintain market share. Given recent increases in demand and capacity utilization, we expect selling prices for most of our products to stabilize in the near term. Depending on the overall mix of products we sell, however, our average selling price, calculated by dividing net product revenues by units sold, may decline.

      Net revenues for standard analog products, which accounted for 20.3% of net product revenues in 1999, increased 17.9% compared to 1998, as a result of increased demand in the telecommunications industry and our focus on expanding the sales of this product line. Net revenues for standard logic products, which accounted for 23.8% of net product revenues in 1999, increased 12.0% compared to 1998, due to increased demand for emitter-coupled logic products, which was partially offset by reduced emphasis on older standard logic product families and the discontinuation of a related product line. Net revenues for discrete products, which accounted for 55.7% of net product revenues in 1999, increased by 4.3% compared to 1998, mainly fueled by increased demand in the rectifier, thyristor and zener product families, which was partially offset by the sale of a product line in August 1998.

      Approximately 46%, 33% and 21% of our net product revenues in 1999 were derived from sales to end users, directly or through distributors or electronic manufacturing service providers, in the Americas, Asia/ Pacific and Europe (including the Middle East), respectively, compared to 46%, 30% and 24%, respectively, in 1998.

      Foundry revenues. Foundry revenues in 1999 were $69.9 million and relate only to the period from August 4, 1999 through December 31, 1999. As previously mentioned, prior to our recapitalization, Motorola recorded foundry revenues as an offset to cost of sales at cost. Foundry revenues recorded as an offset to cost of sales totaled $91.1 million for the period from January 1, 1999 through August 3, 1999 and $162.3 million for the year ended December 31, 1998.

      Cost of sales. Cost of sales increased $133.6 million, or 12.6%, from $1,060.0 million in 1998 to $1,193.6 million in 1999, primarily as a result of increased sales volume and the inclusion of cost of foundry sales as a component of cost of sales after our recapitalization. These increases were partially offset by cost reductions from our recent restructuring program commenced in 1998. The restructuring program included the implementation of ongoing cost-saving initiatives to rationalize our product portfolio, close plants and relocate or outsource related operations to take advantage of lower-cost labor markets and make our manufacturing processes more efficient. In connection with the restructuring program, we have closed wafer fabrication and assembly and test facilities located in the Philippines and Arizona and have outsourced or moved related operations to other facilities in Malaysia, Mexico, the Czech Republic and Japan. We expect these cost reductions will continue to have a positive impact on our gross margin as a percentage of net product revenues. See “—Overview—Recent Restructuring.”

      Gross profit. Gross profit increased 15.0% from $435.3 million in 1998 to $500.5 million in 1999. As a percentage of net product revenues, gross margin was 29.1% in 1998, compared to 30.8% in 1999. The improvement in gross profit resulted mainly from reductions in costs from our restructuring program, which were offset, in part, by lower average selling prices.

Operating expenses

      Research and development. Research and development costs decreased $16.9 million, or 25.0% from $67.5 million in 1998 to $50.6 million in 1999, primarily as a result of the discontinuation of related expense allocations from Motorola following our recapitalization. As a percentage of net product revenues, these costs decreased from 4.5% in 1998 to 3.1% in 1999. Research and development costs that we incurred directly increased from $34.4 million in 1998 to $37.3 million in 1999, while research and development costs allocated from Motorola decreased from $33.1 million to $13.3 million for the same periods. We expect our research and development costs to increase as we concentrate on developing products for our high-growth markets.

      Selling and marketing. Selling and marketing expenses decreased by 31.2% from $92.4 million in 1998 to $63.6 million in 1999. As a percentage of net product revenues, these costs decreased from 6.2% in 1998 to 3.9% in 1999. The decrease in selling and marketing expenses was attributable to workforce reductions associated with our restructuring program. We anticipate that our selling and marketing expenses will increase as we develop an applications organization within our marketing group to focus on identifying system needs and designing improved products for our high-growth markets.

      General and administrative. General and administrative expenses decreased by 19.0% from $205.7 million in 1998 to $166.7 million in 1999, as a result of worldwide personnel reductions associated with our restructuring program and as a result of our recapitalization and the discontinuation of related expense allocations from Motorola. As a percentage of net product revenues, these costs decreased from 13.8% in 1998 to 10.3% in 1999. General and administrative expenses allocated from Motorola decreased from $115.2 million in 1998 to $50.0 million in 1999.

      Restructuring charges. In June 1998, Motorola recorded a charge to cover one-time costs related to a restructuring program, including costs related to the consolidation of manufacturing operations, the exit of non-strategic or poorly performing businesses by discontinuance of selected product lines and the rationalization of our product portfolio, and a reduction in the number of our employees. Asset impairment and other charges were also recorded for the write-down of assets that had become impaired as a result of business conditions or business portfolio decisions. Motorola allocated $189.8 million of this charge to us, of which $53.9 million represented asset impairments charged directly against machinery and equipment. The remaining charges consisted of $13.2 million for the consolidation of manufacturing operations, $20.7 million for business exits and $102.0 million for employment reductions. Through December 31, 1998, the we had spent $67.9 million in connection with this restructuring program, including $58.5 million for employee separation costs and $9.4 million for business exits, leaving a reserve of $68.0 million as of that date.

      A summary of activity in our restructuring reserves during 1999 is as follows:

	Balance as of		Amounts			Balance as of
	December 31,	Amounts	Retained by	Reserve		December 31,
	1998	Used	Motorola	Release	Provision	1999

	(dollars in millions)

Consolidation of manufacturing operations	$13.2	$(4.6)	$—	$(2.6)	$—	$6.0

Business exits	11.3	(6.5)	—	(4.8)	—	—

Employee separations	43.5	(14.7)	(28.8)	—	3.5	3.5

Total restructuring	$68.0	$(25.8)	$(28.8)	$(7.4)	$3.5	$9.5

      At the time of the recapitalization, it was determined that the remaining 900 employees whose positions were to have been eliminated in connection with the restructuring described above would only be entitled to termination benefits if they remained employees of and were terminated by Motorola. Accordingly, Motorola agreed to retain the employees as well as the remaining employee separation reserve of $28.8 million as of August 3, 1999. Motorola has advised us that the remaining employees were released over the balance of 1999 and that the related costs were charged against the employee separation reserve.

      During the fourth quarter of 1999, we completed a detailed evaluation of the costs to be incurred to complete the remaining actions under our restructuring and have, as a result, reduced $7.4 million of our restructuring reserve to income as a credit to restructuring charges in our consolidated statement of operations and comprehensive income.

      In December 1999, we recorded a restructuring charge of $11.1 million, including $3.5 million to cover separation costs relating to approximately 150 employees at a manufacturing facility in Mesa, Arizona that was closed in December 1999, as well as a charge of $7.6 million to cover equipment write-downs at that facility and other non-cash business exit costs that were charged directly against the related assets.

      Operating income (loss). We generated an operating loss of $120.1 million in 1998 compared to operating income of $215.9 million in 1999. This improvement is attributable to the restructuring charge in 1998 as well as subsequent cost reductions resulting from the restructuring and an increase in net product sales. As described above, cost reductions from the restructuring related to the consolidation of manufacturing operations, the relocation or outsourcing of related operations to take advantage of lower-cost labor markets, the exit of non-strategic or poorly performing businesses by discontinuance of select product lines and the rationalization of our product portfolio, and a reduction in the number of employees. Excluding the restructuring charge, we generated operating income of $69.7 million, or 4.7% of net product revenues during 1998.

      Interest expense. Interest expense increased $45.2 million, or 228%, from $19.8 million in 1998 to $65.0 million in 1999, due to borrowings under our senior bank facilities and the issuance of our senior subordinated notes and our junior subordinated note in order to finance our recapitalization.

      Equity in earnings of joint ventures. Equity in earnings from joint ventures decreased $1.9 million, or 33.3%, from $5.7 million in 1998 to $3.8 million in 1999, due primarily to losses in the Leshan, China joint venture associated with higher financing costs.

      Minority interests. Minority interests represent the portion of net income of two Czech joint ventures attributable to the minority owners of each joint venture. As previously described, we consolidate these joint ventures in our financial statements. Minority interests were $2.0 million in 1999, compared to $2.1 million in 1998.

      Revenues less direct and allocated expenses before taxes. Revenues less direct and allocated expenses before taxes increased $289.0 million, from a deficit of $136.3 million in 1998 to income of $152.7 million in 1999, due primarily to the restructuring charge in 1998, an increase in net product revenues and the cost reductions associated with the restructuring, partially offset by average sales price declines.

      Provision for income taxes. Provision for income taxes was $18.1 million in 1999. No provision for taxes was made for periods prior to our recapitalization.

     Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

      Net product revenues. Net product revenues decreased $320.0 million, or 17.6%, from $1,815.3 million in 1997 to $1,495.3 million in 1998. Our net revenues decreased in all major product categories. The decline in net product revenues, which was greater than the decline in overall revenues in our total addressable market of 11% over the same time period, was attributable to a worldwide recessionary period in the semiconductor industry resulting from the Asian economic crisis, excess manufacturing capacity and excess inventory levels. The average selling price for our products declined 12.3%, while total unit volume declined only 5.9%.

      Net revenues for discrete, standard analog and standard logic products, which accounted for 58%, 19% and 23%, respectively, of net product revenues in 1998, decreased 16.5%, 7.3% and 27.1%, respectively, compared to 1997, primarily as a result of industry-wide declines in average selling prices. The decrease in net revenues of standard logic products was exacerbated by our discontinuation of a standard logic product line and reduced emphasis on older standard logic product families.

      Approximately 46%, 30% and 24% of our net product revenues in 1998 were derived from sales to end users in the Americas, the Asia/ Pacific region and Europe (including the Middle East), respectively, compared to 46%, 33% and 21%, respectively, in 1997.

      Cost of sales. Cost of sales decreased $52.3 million, or 4.7%, from $1,112.3 million in 1997 to $1,060 million in 1998, primarily as a result of decreased sales volume.

      Gross profit. Gross profit decreased 38.1% from $703.0 million in 1997 to $435.3 million in 1998. As a percentage of net product revenues, gross margin was 38.7% in 1997 compared to 29.1% in 1998. The decrease in gross margin as a percentage of net product revenues resulted primarily from a lower average sales price as well as the underutilization of production capacity, causing fixed production costs to be spread over fewer units of production. These negative impacts on gross profit were offset, in part, by reductions in costs resulting from the restructuring program initiated in June 1998.

Operating expenses

      Research and development. Research and development costs increased $1.8 million, or 2.7%, from $65.7 million in 1997 to $67.5 million in 1998. As a percentage of net product revenues, these costs increased from 3.6% in 1997 to 4.5% in 1998. Research and development costs historically consisted of allocations from Motorola and other divisions of its Semiconductor Products Sector as well as research and development costs incurred directly by us. Research and development expenses allocated to us by Motorola and other divisions of its Semiconductor Products Sector decreased by $1.5 million from $34.6 million in 1997 to $33.1 million in

1998. Research and development cost increased by $3.3 million from $31.1 million in 1997 to $34.4 million in 1998. This increase reflects our continued commitment to focus on new product development.

      Selling and marketing. Selling and marketing expenses decreased by 16.5% from $110.7 million in 1997 to $92.4 million in 1998. The reduction in selling and marketing expenses is attributable to the restructuring program. As a percentage of net product revenues, these costs remained relatively consistent at just over 6% in 1997 and 1998 due to the decline in total revenues and the restructuring in 1998.

      General and administrative. General and administrative expenses decreased by 15.4% from $243.1 million in 1997 to $205.7 million in 1998. As a percentage of net product revenues, these costs remained relatively consistent at just over 13% in 1997 and 1998 due to the decline in net product revenues in 1998. In addition to general and administrative expenses incurred directly by us, general and administrative costs consist of an allocation of Motorola’s corporate and sector costs. General and administrative expenses allocated to us by Motorola decreased by $1.8 million, or 1.5%, to $115.2 million for 1998. General and administrative expenses incurred directly by us decreased by $35.6 million, or 28.2%, to $90.5 million for 1998. The reduction in general and administrative expenses is primarily attributable to worldwide personnel reductions under the restructuring.

      Restructuring and other charges. In June 1998, Motorola recorded a charge to cover restructuring costs related to the consolidation of manufacturing operations, the exit of non-strategic or poorly performing businesses and a reduction in worldwide employment by 20,000 employees. Asset impairment and other charges were also recorded for the writedown of assets that had become impaired as a result of business conditions or business portfolio decisions. Motorola allocated $189.8 million of this charge to us, of which $53.9 million represented asset impairments charged directly against machinery and equipment. Under our restructuring program, we expect to reduce our workforce by approximately 3,900 employees by the end of the first quarter of 2000. As of December 31, 1999, we had released approximately 3,500 employees as part of our restructuring program.

      As of December 31, 1998, $68.0 million of restructuring accruals remain outstanding. The following table shows, as of December 31, 1998, the balances of the accruals established during the second quarter of 1998:

			Accruals at
	Initial	Amounts	December 31,
	Charges	Used	1998

	(dollars in millions)

Consolidation of manufacturing operations	$13.2	$—	$13.2

Business exits	20.7	(9.4)	11.3

Employee separations	102.0	(58.5)	43.5

Total restructuring	135.9	(67.9)	68.0

Asset impairments and other charges	53.9	(53.9)	—

Total	$189.8	$(121.8)	$68.0

      Our remaining accrual at December 31, 1998 of $13.2 million for the consolidation of manufacturing operations represents the finalization of plant closings in Arizona and the Philippines. Within the business exits category, the remaining accrual of $11.3 million at December 31, 1998 relates to costs of exiting two unprofitable product lines. Our remaining accrual of $43.5 million at December 31, 1998 for employee separations relates to the completion of severance payments in Japan, Asia, the United Kingdom and Arizona.

      Our total amount used of $121.8 million through December 31, 1998 reflects approximately $63.6 million in cash payments and $58.2 million in write-offs. The remaining $68.0 million accrual balance at December 31, 1998 is expected to be liquidated via cash payments.

      Motorola recorded its restructuring charge in the following categories:

      Consolidation of manufacturing operations. Consolidation of manufacturing operations relates to the closing of production and distribution facilities and selling or disposing of the machinery and equipment that was no longer needed and, in some cases, scrapping excess assets that had no net realizable value. The buildings associated with these production facilities, in many cases, were sold to outside parties. Also included in this restructuring category were costs related to shutting down or reducing the capacity of production lines. In most cases, older facilities with older technologies or non-strategic products were closed. Machinery and equipment write downs related to equipment that would no longer be utilized comprised the majority of these costs. These assets have been deemed to be held for use until such time as they are removed from service and, therefore, no longer utilized in manufacturing products. An assessment was made as to whether or not there was an asset impairment related to the valuation of these assets in determining what the amount of the write down included in the restructuring charge should be for this machinery and equipment. This assessment utilized the anticipated future undiscounted cash flows generated by the equipment as well as its ultimate value upon disposition.

      The charges in this restructuring category do not include any costs related to the abandonment or sub-lease of facilities, moving expenses, inventory disposals or write downs, or litigation or environmental obligations.

      As part of the consolidation of manufacturing operations, Semiconductor Products Sector facilities in North Carolina, California, Arizona and the Philippines are being closed as planned. The Semiconductor Products Sector is consolidating its production facilities into fewer integrated factories to achieve economies of scale and improved efficiencies and to capitalize on new technologies that should reduce operating costs.

      Business exits. Business exit costs include costs associated with shutting down businesses that did not fit with Motorola’s new strategy. In many cases, these businesses used older technologies that produced non-strategic products. The long-term growth and margins associated with these businesses were not in line with Motorola’s expectations given the level of investment and returns. Included in these business exit costs were the costs of terminating technology agreements and selling or liquidating interests in joint ventures that did not fit with the new strategy of Motorola. Exit costs allocated to us related to the discontinuance of selected product lines and the rationalization of our product portfolio. Similar to consolidation of manufacturing operations, the charges in this restructuring category did not include any costs related to the abandonment or sublease of facilities, moving expenses, inventory disposals or write downs, or litigation or environmental obligations.

      Employee separations. Employee separation costs represent the costs of involuntary severance benefits for the 20,000 positions identified as subject to severance under the restructuring plan and special voluntary termination benefits offered beginning in the third quarter of 1998. The special voluntary termination benefits provided for one week of pay for each year of service between years 1 through 10, two weeks of pay for each year of service between years 11 through 19, and three weeks of pay for each year of service for year 20 and greater. The majority of employees who accepted special voluntary termination benefits did so by the end of the year, although severance payments were not completed by that time. The majority of the special voluntary termination benefits expired at the end of the fourth quarter of 1998.

      As of December 31, 1998, approximately 13,800 employees have separated from Motorola through a combination of voluntary and involuntary severance programs. Of the 13,800 separated employees, approximately 8,200 were direct employees and 5,600 were indirect employees. Direct employees are primarily non-supervisory production employees, and indirect employees are primarily non-production employees and production managers.

      Asset impairments and other charges. As a result of current and projected business conditions, Motorola wrote down operating assets that became impaired. The majority of the assets written down were used manufacturing equipment and machinery.

      The amount of impairment charge for the assets written down was based upon an estimate of the future cash flows expected from the use of the assets, as well as upon their eventual disposition. These undiscounted cash flows were then compared to the net book value of the equipment, and impairment was determined based on that comparison. Cash flows were determined at the facility level for production facilities based upon anticipated sales value of the products to be produced and the costs of producing the products at those facilities. In cases in which sufficient cash flows were not going to be generated by the equipment at those facilities, the assets were written down to their estimated fair value. These estimated fair values were based upon what the assets could be sold for in a transaction with an unrelated third party. Since the majority of these assets were machinery and equipment, Motorola was able to utilize current market prices for comparable equipment in the marketplace in assessing what would be the fair value upon sale of the equipment.

      Building writedowns were based on marketability factors of the building in the particular location.

      Assets held for use continue to be depreciated based on an evaluation of their remaining useful lives and their ultimate values upon disposition. There were no assets held for sale at December 31, 1998 nor were any impaired assets disposed of prior to that date.

      Operating income. Operating income was $283.5 million, or 15.6% of net sales, in 1997 compared to an operating loss of $120.1 million, or 8.1% of net sales, in 1998. Excluding the restructuring charge, we would have had operating income of $69.7 million, or 4.7% of net sales, in 1998. This decrease is primarily attributable to the deterioration in gross margins.

      Interest expense. Interest expense increased from $11.7 million in 1997 to $19.8 million in 1998. These amounts were allocated by Motorola to its Semiconductor Products Sector and in turn to us.

      Equity in earnings of joint ventures. Equity in earnings from joint ventures improved from a loss of $.3 million in 1997 to income of $5.7 million in 1998. During 1998, we recognized a greater benefit from our 1997 investments in the Leshan joint venture, as its manufacturing facility continued to increase to full capacity in 1998. This investment was part of our global semiconductor expansion strategy to relocate manufacturing facilities out of the United States into markets with lower cost facilities.

      Minority interests. Minority interests were $2.1 million in 1998, compared to $1.5 million in 1997, due to increased net income from our joint ventures in the Czech Republic.

      Revenues less direct and allocated expenses before taxes. Revenues less direct and allocated expenses before taxes produced a loss of $136.3 million in 1998, as compared to $270.0 million in 1997, due to the restructuring charge in 1998 and decreased sales volumes.

Historical Quarterly Results of Operations — 1998 and 1999

      The following table sets forth certain unaudited historical quarterly operating data from January 1, 1998 through December 31, 1999:

							July 4,
	For the Three Months Ended						1999
							through
	March 28,	June 28,	September 28,	December 31,	April 3,	July 3,	August 3,
	1998	1998	1998	1998	1999	1999	1999

	(dollars in millions)
	(unaudited)

Revenues:

Net product revenues	$414.7	$373.8	$346.3	$360.5	$373.3	$401.2	$120.9

Foundry revenues	—	—	—	—	—	—	—

Total revenues	414.7	373.8	346.3	360.5	373.3	401.2	120.9

Cost of sales	272.1	273.9	257.8	256.2	268.2	274.4	77.7

Gross profit	142.6	99.9	88.5	104.3	105.1	126.8	43.2

Research and development	19.7	16.7	16.7	14.4	14.0	15.4	4.9

Selling and marketing	25.0	23.3	22.5	21.6	17.9	16.0	5.1

General and administrative	58.9	52.4	49.1	45.3	36.8	40.1	12.5

Restructuring charges	—	189.8	—	—	—	—	—

Total operating expenses	103.6	282.2	88.3	81.3	68.7	71.5	22.5

Operating income (loss)	$39.0	$(182.3)	$.2	$23.0	$36.4	$55.3	$20.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

	August 4,	October 3,
	1999	1999
	through	through
	October 2,	December 31,
	1999	1999

	(dollars in millions)
	(unaudited)

Revenues:

Net product revenues	$301.0	$427.8

Foundry revenues	28.0	41.9

Total revenues	329.0	469.7

Cost of sales	240.8	332.5

Gross profit	88.2	137.2

Research and development	6.9	9.4

Selling and marketing	9.5	15.1

General and administrative	32.2	45.1

Restructuring charges	—	3.7

Total operating expenses	48.6	73.3

Operating income (loss)	$39.6	$63.9

      In early 1998, we experienced strong sales and gross profit growth resulting principally from inventory buildups by our distribution customers due to a positive industry outlook. However, as a result of the Asian economic crisis, reduced average selling prices resulting from excess semiconductor manufacturing capacity and adjustments resulting from excess inventory, sales in the second and third quarters of 1998 were lower than expected. Since the fourth quarter of 1998, the industry has demonstrated continued improvement driven by the recovery of most Asian economies, better inventory balances and increasing demand for electronic devices. This positive trend is demonstrated in our sequential quarterly growth in sales and gross profit from the fourth quarter of 1998 through the fourth quarter of 1999. Gross margin from our products (gross profit expressed as a percentage of net product revenues) for the three months ended December 31, 1999 was 31.2%. The decrease in gross margin during the period from August 4, 1999 through October 2, 1999 resulted from inefficiencies during August 1999 as we separated from Motorola and became a stand-alone entity.

      Historically, our revenues have been affected by the seasonal trends of the semiconductor and related industries. As a result of these trends, we typically experience lower revenues in the first fiscal quarter, primarily due to customer demand adjustments as a result of holiday seasons around the world. Revenues usually have a seasonal peak in the third quarter. In 1998, we did not experience the typical seasonal peak in the third quarter primarily as a result of the Asian economic crisis. In 1999, our fourth quarter net product revenues were slightly higher than our third quarter net product revenues because of the continuing recovery in the semiconductor market.

Liquidity and Capital Resources

      Prior to our recapitalization, Motorola performed cash management on a centralized basis, and its Semiconductor Products Sector processed receivables and payables, payroll and other activities for the Semiconductor Components Group. Most of these systems were not designed to track receivables, liabilities, cash receipts and payments on a division-specific basis. Accordingly, it is not practical to determine assets and liabilities associated with the Semiconductor Components Group prior to our recapitalization. From our August 4, 1999 recapitalization through December 31, 1999, cash flow provided by operating activities was $40.7 million. Net cash provided by financing activities during this period was $181.9 million, resulting primarily from the issuance of common and preferred stock to an affiliate of Texas Pacific Group and the borrowings incurred in conjunction with our recapitalization, less amounts paid to Motorola as part of our recapitalization.

      Capital expenditures were $119.4 million in 1999 ($103.6 million, net of transfers prior to our re-capitalization). Capital expenditures in 2000 are budgeted at $150 million and will be used primarily to improve our assembly and test facilities in low-cost regions and for new information technology systems. Prior to our recapitalization, we were able to limit capital expenditures related to capacity expansions by buying depreciated assets from other divisions of Motorola at their book value. Under our transition agreements with Motorola entered into as part of our recapitalization, we will be able to buy certain depreciated assets from Motorola at discounted prices through the end of 2003.

      As of December 31, 1999, we had $800.5 million of indebtedness outstanding under our senior bank facilities (including $60.0 million borrowed under our delayed-draw facility after our recapitalization but excluding unused commitments) and a stockholders’ deficit of $247.7 million. As of December 31, 1999, $136.4 million of our $150 million revolving facility was available, reflecting outstanding letters of credit of $13.6 million. Our ability to borrow additional amounts under our delayed-draw facility expired on February 4, 2000. In addition, the credit agreement relating to our senior bank facilities, the indenture relating to our senior subordinated notes and the terms of our junior subordinated note allow us to incur further additional indebtedness. We are required to begin making principal payments on our senior bank facilities in 2001. Our ability to make payments on and to refinance our indebtedness, including our senior bank facilities, senior subordinated notes and junior subordinated note, and to fund working capital, capital expenditures, research and development efforts and strategic acquisitions will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Further, the credit agreement relating to our senior bank facilities, the indenture relating to our senior subordinated notes and the terms of our junior subordinated note currently do, and other debt instruments we enter into in the future may, impose various restrictions and covenants on us that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

      Our primary future cash needs, both in the short term and in the long term, will continue to be for capital expenditures, debt service, working capital and potential business acquisitions. We believe that currently anticipated costs savings, revenue growth and operating improvements will be sufficient to enable us to service our indebtedness and to fund our other liquidity needs (other than potential business acquisitions) for the next 12 months. As part of our business strategy, we continuously review acquisition opportunities and proposals. We expect to finance our acquisition of Cherry Semiconductor with cash on hand, borrowings of approximately $30 million under our revolving credit facility and borrowings under a new $200 million facility to be added to our senior secured bank facilities. See “Description of Indebtedness.” We expect to finance any other future acquisitions with borrowings under our revolving credit agreement and additional equity and debt financing, to the extent available on attractive terms.

Market Risk

      Although a substantial portion of our transactions are denominated in U.S. dollars, we are exposed to foreign currency exchange rate risk due to our operations outside of the U.S. Our strategy is to utilize forward currency exchange contracts to hedge these foreign currency exposures, with the intent of offsetting gains and losses that occur on the underlying exposures with losses and gains on the forward currency exchange contracts. Our exchange rate risk management strategy reduces, but does not eliminate, the short-term impact of foreign currency exchange rate movements. For example, changes in exchange rates may affect the foreign currency sales price of our products and can lead to increases or decreases in sales volume to the extent that the sales price of comparable products of our competitors are less or more than the sales price of our products.

      We do not have any exposure to rate changes for our senior subordinated notes or our junior subordinated note. However, we do have interest rate exposure with respect to the $800.5 million outstanding at December 31, 1999 under our senior bank facilities due to their variable pricing. As of December 31, 1999, we had one interest rate swap, which became effective in February 2000, to cover the exposure on $200.0 million of the senior bank facilities.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes standards for the accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. This statement generally requires recognition of gains and losses on hedging instruments based on changes in fair value. We are currently evaluating the impact of SFAS No. 133 but do not expect it to be material. As issued, SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 — An Amendment of FASB Statement No. 133,” which deferred the effective date of SFAS No. 133 until June 15, 2000.

INDUSTRY

Overview

      Semiconductors are basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. The availability of low-cost semiconductors together with increased customer demand for sophisticated electronic systems has led to the proliferation of semiconductor devices in diverse end products, an increase in the number of semiconductor devices in individual electronic systems and an increase in semiconductor value as a percentage of the total cost of electronic systems.

      The semiconductor industry is comprised of three broad product segments: (1) logic devices (approximately 51% of total industry sales in 1999), which process data and range from complex integrated circuits such as microprocessors and digital signal processors to standard logic products; (2) memory devices (approximately 22% of total industry sales in 1999), which store data; and (3) analog and discrete devices (approximately 27% of total industry sales in 1999), which process electronic signals and control electrical power. Within these categories, semiconductors are classified as either standard components or application-specific components. Standard semiconductors are used by a large group of systems designers for a broad range of applications, while application-specific semiconductors are designed to perform specific functions in specific applications.

      The manufacturing of a semiconductor device is a complex process that requires two primary stages: wafer fabrication and assembly and test. The wafer fabrication, or “front-end” process, is the more technologically demanding process in which the circuit patterns of the semiconductor are photolithographically etched on to raw silicon wafers. In the assembly and test, or “back-end” process, these wafers are cut into individual “die,” which are then bonded to a substrate, have connectors attached to them and are encapsulated in a package. In the final step, the finished products are tested to ensure they meet their operating specifications. Historically, because the back-end process is less technology intensive (requiring, for example, less stringent clean room standards) these operations were often located in lower-cost facilities in emerging market countries while the front-end process remained near the manufacturer’s primary facilities. As these countries’ technology industries have matured, the front-end processes have been increasingly relocated in emerging markets.

      Historically the growth and profitability of semiconductor companies have tended to fluctuate based on changes in production capacity, demand for end products that use semiconductors and the sector in which these companies compete, with the memory sector being more volatile and the component sector being less volatile. We believe that continuing developments within the electronics industry will help moderate cyclical fluctuations in the semiconductor component business. These developments include the design and development of new, more sophisticated products requiring semiconductor components, better inventory control through just-in-time inventory methodologies and consolidation within the semiconductor components industry. We also believe that these industry dynamics favor semiconductor companies such as ON Semiconductor™ which are able to provide a broad range of high-quality semiconductor products to manufacturers, enabling these manufacturers to reduce their component costs and streamline their procurement and production processes.

      Worldwide semiconductor market revenues were $149.4 billion in 1999, including revenues in our total addressable market of approximately $19.5 billion. Since 1993, total industry revenues have grown at a compound annual growth rate of 11.6% and revenues in our total addressable market have grown at a compound annual growth rate of 8.7%. The industry is cyclical, however, and from 1996 to 1998 industry revenues and revenues in our total addressable market declined from $144.4 billion to $125.6 billion and from $19.7 billion to $16.9 billion, respectively. This was the first three-year downturn in industry history and was driven primarily by reduced average selling prices resulting primarily from excess semiconductor manufacturing capacity and the Asian economic crisis.

      The following table, which shows revenues in the industry and for our total addressable market over the most recent eight calendar quarters, demonstrates the recent rebound in the market:

Quarterly Worldwide Semiconductor Sales

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	1998	1998	1998	1998	1999	1999

	(dollars in billions)

Industry	$31.3	$29.6	$30.7	$33.9	$33.5	$33.7

Change from previous three months	(9.3)%	(5.7)%	3.7%	10.4%	(1.2)%	.6%

Total addressable market	$4.5	$4.2	$4.0	$4.2	$4.3	$4.6

Change from previous three months	(7.3)%	(6.7)%	(4.8)%	5.0%	2.4%	7.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Three Months Ended

	September 30,	December 31,
	1999	1999

	(dollars in billions)

Industry	$38.1	$44.1

Change from previous three months	13.1%	15.7%

Total addressable market	$5.0	$5.6

Change from previous three months	9.7%	11.9%

Our Market

      We provide discrete, standard analog and standard logic semiconductors that provide power control, power protection and interfacing functions. Our devices are used in a wide range of networking and computing, wireless communications, consumer electronics, automotive electronics and industrial products. Semiconductor components are often initially designed for a specific application or function and subsequently become standardized components with broad uses. The proliferation of end-market applications for semiconductor components has made them the semiconductor unit volume leader, accounting for approximately 78% of total semiconductor unit volume. According to Dataquest and other industry research firms, a cellular phone contains between 10 and 70 semiconductor component products, a computer hard drive contains approximately 14 semiconductor component products, an automobile’s control unit contains approximately 45 semiconductor component products and a computer printer contains approximately 30 semiconductor component products.

      Growing demand for portability and high-speed access to the Internet has driven the rapid development, by telecommunications, network infrastructure and computing companies, of technology that enables more immediate access to more information and entertainment in an increasingly networked society. In addition, a broad range of increasingly sophisticated wireless, digital consumer and automotive products are all controlled by high performance electronic systems. Our discrete, standard analog and standard logic devices provide the critical power control, power protection and interface functions needed to support these electronic systems. The size and performance characteristics of semiconductor components are becoming increasingly important as product designers concentrate on reducing the size, increasing the battery life and improving the performance of their products. In addition, we believe that package miniaturization of components has reduced system manufacturers’ incentive to integrate components on to processors and other custom chips rather than buying our components.

      Power Control and Protection Functions. Power control and protection are essential to virtually all electronic systems. Our semiconductor components are used in a wide variety of devices including cellular phones and other wireless products, routers, computers, digital consumer products and automobiles for a broad range of power management functions. Before sensitive electronic systems and semiconductors can use the “raw” electricity provided by external power sources, this electricity must be efficiently converted to a usable and regulated input. By the same token, these electronic systems must be able to control higher power outputs, such as when an automotive control box instructs a spark plug to fire or a starter engine to engage. Within an electronic system, the characteristics of this output must be further modified and regulated to meet the requirements of the different components within the system, and sensitive components must be protected from the output of other higher power components. Intelligent power control is also critical to meet consumer demands for long battery lives on increasingly complex and power hungry portable electronic devices. Within many of these devices, minimization of component size is also a critical concern as consumers demand increasing levels of portability and compactness. Efficient power control and protection is achieved through the use of discrete and standard analog products such as those provided by ON Semiconductor™.

      Interface Functions. In order for components within an electronic system to interact with each other and with the outside world, non-electronic inputs must be converted to and from an electronic format and electronic signals generated by individual integrated circuits within a system must be interconnected and routed to other integrated circuits. Our semiconductor components are used in routers, switches, computers and other sophisticated consumer devices to provide high performance interface functions. Although complex integrated circuits, such as microprocessors, ultimately consist of sophisticated architectures of thousands or millions of interfacing functions, these complex integrated circuits still rely on single-purpose components for a number of functions. First, although many of these discrete products provide simple logic functions of the type that could be integrated into a single chip, in many cases it is more cost-effective to continue to use discrete products combined with standard processors or memory devices rather than designing a custom chip. Second, even when application-specific or other new integrated circuits are designed, the complexity of the design process and demanding time-to-market pressures mean these designs are rarely perfect, and discrete devices continue to be used to fix these imperfections. Finally, there are a number of applications, such as high-speed networking and communications devices, that require high power/high performance discrete interface functions that cannot be integrated into a single chip without adversely affecting performance. Interface functions are provided by standard logic products, including our emitter-coupled logic products, and by standard analog products.

      Discrete, Standard Analog and Standard Logic Products. Although our products provide power control, protection and interface functions, industry classifications are typically based on the product family on which specific semiconductors are based. Our market includes discrete, standard analog and standard logic semiconductors. The following table sets forth total industry revenues for the product families in which we participate:

Worldwide Semiconductor Sales in Our Total Addressable Market(1)

	Historical								Projected

	1993	1994	1995	1996	1997	1998	1999	CAGR(2)	2000	2001	2002	CAGR(3)

	(dollars in billions)

Discrete(4)	$7.9	$9.5	$12.8	$11.9	$12.0	$10.8	$12.2	7.5%	$13.2	$14.3	$15.2	7.3%

Standard Analog(5)	2.1	2.6	3.5	3.2	3.7	3.6	4.5	13.5	5.0	5.7	6.4	13.1

Standard Logic(6)	1.8	3.1	3.5	3.0	3.2	2.5	2.8	7.6	2.9	3.3	3.5	9.9

Total	$11.8	$15.2	$19.8	$18.1	$18.9	$16.9	$19.5	8.7%	$21.1	$23.3	$25.1	9.1%

(1)	According to World Semiconductor Trade Statistics. Due to rounding, some totals are not arithmetically correct sums of their component figures.
(2)	Represents the compound annual growth rate from 1993 through 1999.
(3)	Represents the projected compound annual growth rate from 2000 through 2002.
(4)	Includes the following specific World Semiconductor Trade Statistics product categories: all discrete semiconductors other than sensors, RF and microwave power transistors and optoelectronics.
(5)	Includes the following specific World Semiconductor Trade Statistics product categories: amplifiers, voltage regulators, references and comparators only.
(6)	Includes the following specific World Semiconductor Trade Statistics product categories: general purpose logic and MOS general purpose logic only.

Information Regarding Our Market Industry Data

      In this prospectus, we rely on and refer to information regarding the semiconductor market and our competitors that has been prepared by industry research firms, including Semiconductor Industry Association, World Semiconductor Trade Statistics, the Gartner Group’s Dataquest division and Insight-Onsite Research, or compiled from market research reports, analyst reports and other publicly available information. All industry and total addressable market data that are not cited as being from a specified source are from World

Semiconductor Trade Statistics. This information is generally available, and we have neither sought nor received specific permission from any firm to cite industry information in this prospectus.

      All of our market share information presented in this prospectus refers to our total product sales revenues in our total addressable market, which comprises the following specific World Semiconductor Trade Statistics product categories: (1) discrete products (all discrete semiconductors other than sensors, RF and microwave power transistors and optoelectronics); (2) standard analog products (amplifiers, voltage regulators, references and comparators only); and (3) standard logic products (general purpose logic and MOS general purpose logic only). We believe that this information is reliable but have not independently verified it.

BUSINESS

      We are one of the largest independent suppliers of semiconductor components in the world. In 1999, our total sales volume was 19 billion units and we had net product revenues of $1.6 billion. Our products are commonly referred to as semiconductor components and are the core building blocks that provide the power control, power protection and interfacing necessary for almost all electronic systems. The principal end-user markets for our products are networking and computing, wireless communications, consumer electronics, automotive electronics and industrial. Applications for our products in these markets include routers and other networking equipment, cable and other high-speed modems, cellular telephones and other portable electronic devices, digital set-top boxes, DVD players, GPS and other navigation tools and industrial automation and control systems. Our research and development team, which includes approximately 300 people, focuses on the development of new products for use in these and other high-growth applications.

      With a portfolio of over 16,000 products, we offer our customers a single source of supply for virtually all their components needs, including the broadest selection of discrete semiconductor products in the industry and an extensive line of standard analog and standard logic products. Our products generally have long market life cycles, averaging 10 to 20 years, with some as long as 30 years. The longevity of these products allows us to use our manufacturing assets for longer periods of time, reducing our capital expenditure requirements relative to semiconductor companies that manufacture complex devices such as microprocessors.

      We sell our semiconductors to customers from around the world, including original equipment manufacturers, such as Agilent, Alcatel, Ford, Hewlett-Packard, Lucent, Motorola, Nortel, Nokia and Sony, electronic manufacturing service providers, such as Celestica, SCI and Solectron, and distributors, such as Arrow, Avnet and Veba. Headquartered in Phoenix, Arizona, we employ approximately 13,400 people worldwide, consisting of approximately 10,400 people employed directly and approximately 3,000 people employed through our joint ventures, most of whom are engaged in manufacturing services. We operate manufacturing facilities in Arizona, China, the Czech Republic, Japan, Malaysia, Mexico, the Philippines and Slovakia, directly or through our joint ventures.

      As a result of our August 4, 1999 recapitalization, we are an independent company. Prior to giving effect to this offering, an affiliate of Texas Pacific Group owns approximately 91% and Motorola owns approximately 9% of our voting common stock.

      On March 8, 2000, we entered into a definitive agreement to acquire Cherry Semiconductor Corporation for $250 million in cash, subject to possible working capital adjustments. The agreement is subject to regulatory approvals and other customary closing conditions. Although we expect to complete the acquisition in the second quarter of 2000, it is possible that the closing will be delayed or not occur. Cherry Semiconductor designs and manufactures analog and mixed signal integrated circuits for the power management and automotive markets, and had revenues for its fiscal year ended February 28, 1999 of approximately $116 million. We expect to finance the acquisition with cash on hand and borrowings of approximately $230 million under our senior secured bank facilities.

Our Strengths

      As a pioneer in the industry, we have established strong, long-term relationships with numerous customers that are leaders in their respective markets. Our franchise is built on several specific strengths, including the following:

      Leading Market Position. We are one of the largest independent suppliers of semiconductor components in the world. In 1999, our total sales volume was 19 billion units and we had net product revenues of $1.6 billion. The combination of our broad product portfolio, technological expertise and commitment to the highest level of customer service enables us to attract and maintain long-term customer relationships with leading original equipment manufacturers, electronic manufacturing service providers and distributors. We have maintained long-standing relationships with nearly all of our significant customers, having served 47 of our 50 largest customers for more than ten years.

      Extensive Product Portfolio. Our ability to offer a broad range of products provides our customers single-source purchasing on a cost-effective and timely basis as they seek to reduce the number of suppliers with whom they conduct business. We offer our customers the industry’s largest selection of discrete semiconductors and an extensive portfolio of standard analog and standard logic products, which are necessary to complete almost every electronic system design. Our portfolio of products is among the most stable within the semiconductor industry due to its breadth, long product market life cycles and substantial diversity.

      Technology Leadership. We use leading edge technologies, such as MOSAIC and BiCMOS, to develop advanced products, such as our emitter-coupled logic components and analog power management products. We have approximately 600 U.S. and foreign patents and pending patent applications. The breadth of our technology resources enables us to develop products for high-growth markets such as networking and computing, wireless communications and consumer electronics, which rely on advanced power management and micropackaging technologies. In 1999, we introduced more than 200 new products. Products introduced from 1997 through 1999 accounted for approximately 13% of our net product revenues in 1999.

      Broad and Diverse Customer Base. We sell our products to customers around the world, including original equipment manufacturers, such as Agilent, Alcatel, Ford, Hewlett-Packard, Lucent, Motorola, Nortel Networks, Nokia and Sony, electronic manufacturing service providers, such as Celestica, SCI and Solectron, and distributors, such as Avnet, Arrow and Veba. No single customer accounted for more than 10% of our net product revenues in 1997, 1998 or 1999.

      Low-cost Production. We believe that we are among the industry’s lowest cost manufacturers. We have located wafer fabrication and assembly and test facilities in low cost regions such as China, the Czech Republic, Malaysia, Mexico, the Philippines and Slovakia. To further reduce production costs we have integrated front-end and back-end operations in the Czech Republic, Malaysia and Mexico and we continue to seek additional manufacturing efficiency at these and other facilities. We expect our recent restructuring to provide annual cost savings of $210 million by the end of 2000, as compared to our cost structure at the beginning of 1998. In addition, we expect to double our production capacity by the end of 2000, as compared to the beginning of 1998, while substantially reducing the number of facilities we operate or on which we rely.

      Superior Customer Focus. We are keenly focused on product quality and customer service. We meet our customers’ demands for reliable delivery and quick response through our dedicated and experienced sales and marketing organization, comprised of approximately 300 professionals with an average length of service in excess of 10 years. Efficient inventory management, use of just-in-time delivery facilities and Internet-based communications enable us to provide enhanced customer service. We have earned industry recognition for meeting the challenging demands of our diverse customer base, having received a number of supplier awards reflecting our performance in 1999 from customers such as Lucent and Solectron.

      Experienced Management Team. We have assembled a strong and experienced management team at both the administrative and the operating levels. Our president and CEO, Steven Hanson, was with Motorola’s semiconductor businesses from 1971 until our August 1999 recapitalization. Our management team includes 12 individuals with an average of more than 15 years of service with Motorola and two individuals with a combined total of more than 25 years of service with other semiconductor industry leaders. To align management’s incentives with the interests of shareholders, we have granted options to purchase approximately 6.8% (on a fully diluted basis prior to giving effect to this offering) of our common stock to over 420 of our officers and other employees.

Our Growth Strategy

      Our objective is to build on our position as one of the largest independent suppliers of discrete, standard analog and standard logic semiconductor components. As a stand-alone company dedicated to the semiconductor components business, we intend to grow our business by pursuing these key strategies:

      Focus on High-Growth Markets. We intend to focus on building our position in markets with high growth potential such as networking and computing, wireless communications and consumer electronics, which accounted for 57% of our net product revenues in 1999, using the following strategies:

•	Focus on power management and interface functions to achieve increased product revenues from our bipolar discrete, standard analog and emitter-coupled logic products.

•	Dedicate field applications engineers to work directly with our customers in identifying system needs and designing improved products that address these needs.

•	Aggressively manage our product portfolio in order to address the needs of high-growth markets while continuing to meet our customers’ requirements for a broad selection of component products.

      Deliver Customer Satisfaction. We intend to increase our sales by concentrating on the needs of our customers through the following initiatives:

•	Focus our dedicated sales force exclusively on our products and customers. Previously, our products were included among the many products sold by the sales force of Motorola’s Semiconductor Products Sector.

•	Continue to develop and implement innovative methods of serving our customers, such as vendor-managed and just-in-time inventory and our Internet-based customer support system, which allows technical and sales personnel to identify, address and track customer needs in a more responsive and coordinated manner.

•	Develop web sites that will serve as interactive design communities allowing our customers’ engineers to incorporate our products at early stages in their product design.

      Leverage Manufacturing Expertise. We intend to use our manufacturing expertise to increase our manufacturing efficiency, optimize our manufacturing capacity and lower our production costs through the following strategies:

•	Continue to consolidate related front-end and back-end operations to promote inventory, logistics and cycle-time efficiencies and to allow for longer production runs and reduced change-over time.

•	Continue to shift our front-end wafer fabrication facilities and back-end assembly and test operations to lower-cost international locations.

•	Significantly increase die output in a cost-effective manner by continuing to move production from 4” to 6” wafers and increasing the number of die per square inch.

•	Reduce the number of new product platforms and process flows, which will allow us to introduce new products in a more cost-effective manner and streamline manufacturing efficiency.

      Pursue Strategic Acquisitions. We intend to take advantage of our new status as an independent company to pursue strategic acquisitions of complementary technologies and products. Such acquisitions will allow us to benefit from economies of scale in manufacturing, research and development and marketing and to increase our market share in our high-growth potential target markets.

Customers and Applications

      We have a broad and diverse customer base that includes original equipment manufacturers, electronic manufacturing service providers and distributors. Our products are ultimately purchased by end users for use in a variety of markets, including networking and computing, wireless communications, consumer electronics, automotive electronics and industrial. As a result, we are less dependent on either specific customers or specific end-use applications than most manufacturers of more specialized and complex integrated circuits.

      The following table sets forth our principal end-user markets, the estimated percentage (based in part on information provided by our distributors and electronic manufacturing service providers) of our net product revenues generated from each end-user market during 1999, sample applications for our products and representative original equipment manufacturer customers and end users.

End Markets for Our Products

	Networking and	Wireless	Consumer	Automotive
	Computing	Communications	Electronics	Electronics	Industrial

Approximate percentage of our 1999 net product

revenues	33%	13%	11%	18%	25%

Sample applications	• Routers and switches
• Fiber optic networking products
• Automatic test equipment
• Cellular base stations and infrastructure
•  Computer monitors
• Disk drives
• Ethernet cards and other network controllers
• High speed modems (cable, xDSL and ISDN)
• PBX telephone systems
• PC Motherboards
• Network controllers	• Cellular phones (analog and digital) • Pagers • Wireless modems and wireless local area networks	• DVD players • Cable decoders, set-top boxes and satellite receivers • Home security systems • Photocopiers • Scanners • Small household appliances • Smartcards • TVs, VCRs and other audio- visual equipment	• 4 wheel drive controllers
• Airbags
• Antilock braking systems
• Automatic door locks and windows
• Automatic transmissions
•  Automotive entertainment systems
• Engine management and ignition systems
• Fuel injection systems
• GPS and other navigation systems	• Industrial automation and control systems
• Lamp ballasts (power systems for fluorescent lights)
• Large household appliances
• Electric motor controllers
• Power supplies for manufacturing equipment
• Surge protectors
• Thermostats for industrial and consumer applications

Representative original equipment manufacturer customers and end users	ACER Alcatel Cisco Compaq Ericsson Fujitsu Intel Italtel Lucent Motorola NEC Nortel Siemens Tektronix Teradyne 3Com	Alcatel Ericsson Motorola NEC Nokia Philips Samsung	Agilent Hewlett-Packard Philips Seagate Sony Toshiba	BMW Bosch DaimlerChrysler Ford General Motors TRW Valeo	Astec Delta Eaton Emerson Electric Honeywell HR Electronics Magnatek Marconi Timex

      Original Equipment Manufacturers. Direct sales to original equipment manufacturers accounted for approximately 48% of our net product revenues in 1999 and approximately 55% of our net product revenues in 1998. These customers include a variety of companies in the electronics industry, such as Agilent, Alcatel, Cisco, Hewlett-Packard, Lucent, Motorola, Nortel, Philips, Siemens and Sony, and automotive manufacturers, such as DaimlerChrysler, Ford and General Motors. We intend to focus on three types of original equipment manufacturers, multi-nationals, selected regional accounts and target market customers. We expect large multi-nationals and selected regional accounts, which are significant in specific markets, to be our core original equipment manufacturer customers. The target market customers in the communications, power management and broadband markets are original equipment manufacturers that are on the leading edge of specific technologies and provide direction for technology and new product development. We expect overall sales to original equipment manufacturers to continue to decline as a percentage of sales as these customers increasingly purchase component products through distributors or outsource their manufacturing to electronic manufacturing service providers. Distributors and electronic manufacturing service providers are representing a larger share of the market in general, and we expect these customers to represent a larger percentage of our total addressable market in the future. We do not anticipate any significant effect on our overall sales from this shift in our customer base.

      Distributors. Sales to distributors accounted for approximately 44% of our net product revenues in 1999 and approximately 37% of our net product revenues in 1998. Our distributors resell to mid-sized and smaller original equipment manufacturers and to electronic manufacturing service providers and other companies, and we expect larger original equipment manufacturers to become an increasingly important category of distributors’ direct customers. Product sales to our three largest distributors, Arrow, Avnet and Veba, accounted in the aggregate for approximately 25% of our net product revenues in 1999. We benefit from our distributors’ worldwide presence, logistics capabilities and e-commerce capabilities.

      Electronic Manufacturing Service Providers. Direct sales to electronic manufacturing service providers accounted for approximately 8% of our net product revenues in 1999 and approximately 8% of our net product revenues in 1998. Our largest electronic manufacturing service customers are Celestica, Delta Electronics, Nanco Electronics, Solectron and SCI. These customers are manufacturers who typically provide contract manufacturing services for original equipment manufacturers. Originally, these companies were involved primarily in the assembly of printed circuit boards, but they now typically provide design, supply management and manufacturing solutions. Many original equipment manufacturers now outsource a large part of their manufacturing to electronic manufacturing service providers in order to focus on their core competencies. We are pursuing a number of strategies to service this increasingly important marketplace, including the use of the Internet not only for order and payment processing but also to promote more immediate communication among our sales and support staff and these customers.

Products and Technology

      We offer our customers the largest selection of discrete semiconductors and an extensive portfolio of standard analog and standard logic products, which are necessary to complete almost any electronic system design (including those for computers, consumer electronics, communications equipment, automotive systems and industrial automation and control systems). Our portfolio of products is among the most stable within the semiconductor industry as a result of its breadth, our long product market life cycles and the substantial diversity of our customers and end users. We believe that our ability to offer a broad range of products provides our customers single-source purchasing on a cost-effective and timely basis, which has become increasingly important as our customers seek to reduce the number of suppliers with whom they conduct business.

      Within each of these product lines, we manufacture recently developed products that possess advanced performance characteristics as well as more mature products. Typical market life cycles for our products are generally as follows: between 20 and 30 years for bipolar discrete products, between five and 15 years for MOS gated discrete products, between 20 and 30 years for standard analog products and between 20 and 25 years for standard logic products, although some high-performance products, such as emitter-coupled logic products, have shorter lifespans. Because of the long market life cycles of our products, we continue to generate significant revenues from mature products. Since it takes new products an average of three to five years to reach full market acceptance, we continue to invest in new products to generate future revenue growth. In 1999, we introduced more than 200 new products, and products introduced from 1997 through 1999 accounted for approximately 13% of our net product revenues in 1999.

      The following table provides information regarding our three primary product lines:

	Discrete	Standard Analog	Standard Logic

Approximate 1999 net product revenues	$905 million	$329 million	$386 million

Approximate percentage of net product revenues	56%	20%	24%

Approximate number of distinct products sold by ON Semiconductor™	7,700	2,500	6,400

Primary product function	Power control and power protection functions in a broad range of products.	Power control and interfacing functions in portable and high-power applications.	Interfacing functions, such as interconnecting and routing (moving) electronic signals within electronic systems.

Sample applications	Power management for computers, televisions, audio equipment, fluorescent lights, monitors and automotive control systems.	Intelligent power management and battery protection in portable applications such as pagers and portable computers.	Fast routing of signals used in telecommunications and high-end workstations.

Types of product	Bipolar and MOS gated power transistors, small signal transistors, zeners, thyristors, rectifiers.	Amplifiers, voltage references, regulators, comparators and mixed signal.	Bipolar, MOS general purpose logic and emitter- coupled logic.

Representative original equipment manufacturers customers and end users	Delta Ericsson Ford Intel Lucent Motorola Nokia Philips Seagate Siemens Valeo	Alcatel Ericsson Intel Motorola Nokia Philips Sagen Siemens Sony Toshiba	Agilent Cisco Ericsson Fujitsu Hewlett-Packard Lucent Motorola NCR Nortel Tektronix Teradyne 3Com

      Discrete Products. We are a leading supplier in the discrete semiconductor market. We produce almost all discrete semiconductors other than sensors, RF and microwave power transistors and optoelectronics. Discrete semiconductors are individual diodes or transistors that perform basic signal conditioning and switching functions in electronic circuits and are used primarily for power control and power protection. Because of the importance of power control and power protection within electronic circuits, discrete products are found in nearly every electronic product, including computers, cellular phones, mass storage devices, televisions, radios, VCRs, DVD players and pagers. Discrete devices are fabricated using two primary process technologies, bipolar and MOS.

      Bipolar Discrete Products. Bipolar discrete products continue to be used for power protection functions because of their ability to limit and control current and/or voltage surges that would damage the more sensitive MOS circuits. We manufacture and sell a wide range of bipolar discrete products which in 1999 accounted for approximately 76.5% of our net product revenues from discrete products. Although these products are relatively mature, we expect sales to increase, in part as a result of packaging miniaturization technologies.

      MOS Gated Discrete Products. MOS technologies allow for denser, more efficient and more rugged chips and are the prevalent technologies for most modern power control functions. We produce TMOS gated discrete products. TMOS devices are used to convert, switch, shape or condition electricity. We offer a wide range of TMOS power MOSFETs designed for low and medium voltage applications over a wide range of performance characteristics, power handling capabilities and package options. We do not expect our revenues from these products to grow significantly in the next few years.

      Standard Analog Products. We are a leading independent supplier in the standard analog market. Standard analog devices are simple analog semiconductors (as opposed to more complex products, such as mixed-signal devices or customized analog products) that are used for both interface and power control and protection functions in electronic systems, such as cellular phones, handheld devices, personal computers and laptops. We are focusing our product development efforts on the miniaturization of our standard analog products through packaging technologies and on developing new amplifiers and comparators that operate at 3 volts and lower. We also introduced the industry’s first one volt operational amplifiers in 1998. We produce standard analog products including amplifiers, voltage regulators and references and comparators using three primary process technologies, CMOS, bipolar and BiCMOS.

      CMOS. CMOS technology allows for a denser chip that consumes less power than bipolar technology, and has therefore become the prevalent technology for low-voltage power, battery and thermal management in portable products such as cellular phones, pagers and laptops. We manufacture a wide variety of analog CMOS products, and are focusing new product development on power converters.

      Bipolar. Because of their long life spans, many operational amplifiers and voltage regulators continue to be designed using bipolar processes. These devices are used in a wide variety of electronic products ranging from computers to industrial automation and control systems.

      BiCMOS. BiCMOS products are designed for very high-power management applications such as the management of alternating current supplies and switch-mode power supplies that can be used to replace traditional transformers. Applications include portable external drives that plug directly into alternating current outlets and power supply units for fluorescent lights. BiCMOS analog products are also used for the distribution and control of power within battery operated systems. For example, cellular phones use these circuits to switch from standby mode to full power as needed, and battery chargers use these circuits to regulate the amount of charging power delivered to the battery and to protect the battery from overcharging.

      Standard Logic Products. We are a leading independent supplier in the standard logic semiconductor market. Standard logic devices are simple logic semiconductors as opposed to more complex products, such as microprocessors or application-specific integrated circuits that are used primarily for interfacing functions, such as interconnecting and routing electronic signals within an electronic system. These products are used in a variety of electronic systems, ranging from personal computer systems and consumer applications to specialized products, such as routers and other telecommunications applications, that require high-speed data movement solutions. We produce general purpose standard logic products using two primary process technologies, CMOS and bipolar.

      CMOS. As with standard analog products, CMOS technology allows for a denser chip that consumes less power than bipolar technology, and has therefore become the prevalent technology for low power consumption devices used in personal computer systems and portable consumer applications. CMOS logic, in particular 3 volt products, is a growth area in the standard logic market. We have entered into an alliance with Fairchild and Toshiba to ensure that all new standard logic families have the same specifications to promote product standardization.

      Bipolar. Bipolar devices typically operate at high speeds, require more power and are more expensive than CMOS devices. Bipolar logic products remain an important technology for high speed, high power applications, and continue to be used in other applications that do not require CMOS solutions. Emitter-

coupled logic bipolar devices are our high performance logic product. Targeted applications include high-speed data communications and high-speed testers used in the communications, high-end workstation and automatic test equipment markets. Because of these performance requirements, emitter-coupled logic products have shorter life-spans than other components we produce and we continue to develop and introduce new products on a regular basis. For example, this year we introduced the world’s fastest logic family operating at 2.5 volts. According to Insight-Onsite Research, our market share for emitter-coupled logic products in 1998 (the most recent year for which data are available) was approximately 90%. Sales of emitter-coupled logic products accounted for over half of our net revenues from sales of logic products in 1999. While sales of our other standard logic products declined during 1999, net revenues from sales of emitter-coupled logic products increased 44% in 1999 and we expect emitter-coupled logic products to remain one of our most important product families over the next several years.

Sales, Marketing and Distribution

      In 1999, original equipment manufacturers, distributors and electronic manufacturing service providers accounted for 48%, 44% and 8% of our net product revenues, respectively. We operate regional sales and marketing organizations in Europe, headquartered in Aylesbury, the United Kingdom, the Americas, headquartered in Phoenix, Arizona, and the Asia/ Pacific region, headquartered in Hong Kong. Each of these regional sales and marketing organizations is supported by logistics organizations that manage regional warehouses. In addition, we maintain dedicated vendor-managed and just-in-time warehouses for the benefit of our large original equipment manufacturers customers. We are currently in the process of transitioning from an electronic data interchange system of communication to one using Internet-based e-commerce technology.

      Our dedicated and experienced sales and marketing organization consists of approximately 300 professionals operating out of 39 offices in 22 countries and serving customers in approximately 37 countries. Our sales and marketing organization is grouped according to sales channel and customer type to provide a high degree of customer contact and to meet the different needs of both regional and international original equipment manufacturers, electronic manufacturing service providers and distributors. The average length of service within our sales and marketing organization is in excess of 10 years.

      Motorola has agreed to continue to provide us with worldwide shipping and freight services for a period of up to three years following our August 1999 recapitalization using the cost allocation it used previously, which is based on the percentage of Motorola’s overall sales that our sales represented. Because our products are sold in higher volumes than other Motorola products for comparable sales, this allocation may result in better prices than we could obtain from third parties. However, we believe we will be able to replace these services on comparable terms at the expiration of this agreement because of increased efficiencies resulting from a shipping and freight organization dedicated to our products and ongoing factory consolidations.

Manufacturing

      We operate our manufacturing facilities either directly or through joint ventures. Three of these are front-end wafer facilities located in Japan, Slovakia and the United States; four are back-end assembly and test facilities located in China, Malaysia and the Philippines; and three are integrated front-end and back-end facilities located in the Czech Republic, Malaysia and Mexico. See “—Joint Ventures.” In addition to these manufacturing and assembly operations, our Terosil facility in Roznov, the Czech Republic, manufactures raw wafers that are used by a number of our facilities. We also use third-party contract manufacturers other than our joint ventures. Our agreements with these contract manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. As a result of our recapitalization, Motorola-owned facilities are considered third-party contractors.

      Our manufacturing strategy is three-fold. First, we plan to reduce the number of front-end and back-end facilities through plant closures and the relocation or outsourcing of the related operations, including consolidating both steps into nearby low-cost facilities where possible, to promote inventory, logistics and cycle-time efficiencies. We currently operate or rely upon 23 active front-end facilities, including our joint ventures and contract manufacturers. We plan to consolidate our front-end manufacturing into 14 facilities. Five of these facilities will be our facilities, one will be operated by one of our joint ventures and eight will be operated by third-party contract manufacturers. We currently have 27 active back-end assembly facilities, including joint ventures and contract manufacturers, but plan to consolidate these activities into 15 facilities. Four of these facilities will be our facilities, three will be operated by our joint ventures and eight will be operated by third-party contract manufacturers. We expect these consolidations to be complete by the end of 2000. In connection with our recent restructuring, we closed wafer fabrication and assembly and test facilities in the Philippines and Arizona and have outsourced or moved related operations to other facilities in Malaysia, Mexico, the Czech Republic and Japan.

      Second, we plan to increase die output in a cost-effective manner by continuing to move production from 4” to 6” wafers and increasing the number of die per square inch, which will allow our factory lines to produce substantially more die. We expect that, by the end of 2000, approximately 50% of our manufacturing will have been converted to 6” wafers.

      Third, in order to reduce research and development costs and streamline manufacturing effectiveness, we are in the process of amending our product development criteria to reduce the number of new product platforms from 17 to 12 and to reduce the number of process flows from 50 to 30. Platforms are major wafer processes used for the manufacturing of a variety of products and process flows are variations on these major processes. Research and development activities include investing in small package technology in direct support of our focus on power management and hand-held consumer systems.

      Based on these strategies, we expect to double our production capacity by the end of 2000, as compared to the beginning of 1998. We have reduced our original product portfolio from 25,000 in 1997 to approximately 16,000 products by eliminating products with poor sales performance, allowing us to increase efficiencies in the manufacture of our mainstream products and focus on new product development.

      We and Motorola have agreed to continue to provide manufacturing services to each other for limited periods of time following our recapitalization. We and Motorola negotiated fixed prices for the services covered by these agreements to approximate each party’s cost of providing the services. We have minimum commitments to purchase manufacturing services from Motorola of approximately $88 million, $51 million, $41 million and $40 million in fiscal years 2000, 2001, 2002 and 2003, respectively. Based on our current budget, we anticipate that we will actually purchase manufacturing services from Motorola of approximately $150 million in 2000. We currently anticipate that Motorola, which has no purchase obligations after 2000, will purchase manufacturing services from us of approximately $47 million in 2000. The purchaser of the services has the right to cancel these arrangements upon six months’ written notice. Prior to the termination of these arrangements at the end of 2003, we expect to relocate the operations provided by Motorola to our own facilities, joint ventures or to third-party manufacturers or, in limited circumstances, to terminate the product line. We are currently dependent on Motorola to manufacture our emitter-coupled logic products. We expect to develop limited manufacturing capacity for these products by the end of 2000, but we are likely to remain dependent on Motorola to a significant extent through 2003.

      In July 1998, we achieved certification in a universally accepted quality system known as QS9000. This system, mandated by all U.S. automotive customers as a condition of doing business beginning in 2000, provides structure and discipline to ensure smooth and effective operations. The QS9000 certification process is more stringent than the ISO9000 certification process, and QS9000 certification automatically affords us ISO9000 qualification. Promptly following our recapitalization, we received QS9000 (3d edition standards) certification as a stand-alone entity.

      The table below sets forth information with respect to the manufacturing facilities we operate either directly or through our joint ventures, and the products produced at these facilities.

Manufacturing Facilities

Location	Products	Employees	Size

		(approximate)	(sq. ft.)

Integrated Facilities:

Roznov, Czech Republic (Tesla joint venture)	discrete	1,500	321,000

Seremban, Malaysia	discrete	1,100	90,000

Guadalajara, Mexico	discrete	1,900	254,000

Front-end Facilities:

Phoenix, Arizona	discrete	340	40,000

Aizu, Japan	discrete	600	256,000

Piestany, Slovakia	standard logic	200	915,000

Back-end Facilities:

Leshan, China (Leshan joint venture)	discrete	800	264,000

Seremban, Malaysia (joint venture with Philips)	discrete	900	514,000

Seremban, Malaysia	discrete	3,100	239,000

Carmona, Philippines	standard logic and standard analog	800	180,000

Other Facilities:

Roznov, Czech Republic (Terosil joint venture)	raw wafers	280	69,000

      Our manufacturing processes use many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. We have no agreements with any of our suppliers that impose minimum or continuing supply obligations and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that supplies of the raw materials used by us are currently available, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry. Prior to our recapitalization, most of our supplies were purchased jointly with Motorola. We have entered into an agreement with Motorola to provide for the transition of our supply management functions to a stand-alone basis.

Joint Ventures

      A portion of our manufacturing activity is conducted through our joint ventures in the Czech Republic, China and Malaysia. In the period from August 4, 1999 through December 31, 1999, purchases from the joint ventures represented $34.8 million of our cost of sales.

      In the Czech Republic, we operate two joint ventures, Tesla and Terosil. These joint ventures are publicly traded Czech companies in each of which we directly own a 49.9% equity interest. The remaining shares are publicly traded in the Czech Republic. In addition, Tesla and Terosil have cross-ownership interests in each other resulting in our beneficially owning 58.4% and 62.5% of Tesla and Terosil, respectively. The Tesla joint venture operates an integrated front-end manufacturing and back-end assembly facility. The Terosil joint venture manufactures raw wafers that are used by a number of our facilities. We have committed to purchase all of the output of the Tesla joint venture or, to the extent we do not do so, pay for its fixed and semi-fixed costs of production. We also have fixed minimum commitments for the Terosil joint venture. In the period from August 4, 1999 through December 31, 1999, we purchased the total output of Tesla and 68.8% of the sales of Terosil, which amount exceeded our minimum commitment. These commitments expire in February 2004.

      In Leshan, China, we operate one joint venture, Leshan-Phoenix Semiconductor Company Ltd. We beneficially own a majority of the outstanding equity interests of the Leshan joint venture, and the remainder are owned by Leshan Radio Company Ltd. The Leshan joint venture operates a back-end manufacturing facility. We have committed to purchase a percentage of the total output commensurate with our ownership stake, and in the period from August 4, 1999 through December 31, 1999 actually purchased 77.5% of the total sales of Leshan. The Leshan joint venture expires in 2045.

      In Seremban, Malaysia, we have a 50% investment, held through Motorola, in Semiconductor Miniatures Products Malaysia Sdn. Bhd., a joint venture with Philips Semiconductors International B.V. Semiconductor Miniatures operates a back-end assembly facility. We have committed to purchase 50% of the total output of this joint venture, and in 1999, under a negotiated arrangement, actually purchased 57% of its total sales. The terms of the joint venture agreement with Philips were recently amended to provide for the formal transfer to us of Motorola’s interest in this joint venture and to provide us with the right to sell our interest to Philips and to provide Philips with the right to purchase our interest, between January 2001 and July 2002. Philips has indicated its intention to exercise its purchase right. The acquisition by Philips will not have a material impact on our financial condition or results of operations.

Research and Development

      Our expenditures for research and development in 1997, 1998 and 1999 were $65.7 million, $67.5 million and $50.6 million, respectively. These expenditures represented 3.6%, 4.5% and 3.1% of our net product revenues in 1997, 1998 and 1999, respectively. Of these amounts, $31.1 million, $34.4 million, and $37.3 million, respectively, was spent directly by us, and the remainder related to Motorola expenses that were allocated to us. Products introduced from 1997 through 1999 accounted for 13% of our net product revenues in 1999, and we expect new products to account for an increasing percentage of our revenues in the future.

      Our research and development efforts are focused on new product development and improvements in process technology and packaging miniaturization, primarily in analog products and high performance logic products. In the analog arena, we are focusing our development efforts on the miniaturization of our standard analog products through new packaging technologies and power management products. The target market for this research is primarily portable electronic systems. In the high performance logic arena, we are focusing on the development of semiconductors that support high speed digital communication systems, a market that is growing as a result of increasing Internet traffic. These high performance digital logic products are based on the same process platform as our traditional emitter-coupled logic products, which are primarily used in equipment that tests semiconductors and circuit boards. We have also recently begun to focus our research and development efforts on the next generation of analog BiCMOS products for power management and communications applications and on silicon germanium for broadband applications.

      New product development is located in Phoenix, Arizona, Toulouse, France, Hong Kong and Sendai, Japan. Process and product development is also conducted at our existing manufacturing facilities, including at our pilot manufacturing line in Phoenix, Arizona. In addition to our in-house research and development efforts, we sponsor university research projects and participate in partnerships with other semiconductor companies.

Backlog

      Our trade sales are made primarily pursuant to standard purchase orders that are generally booked up to 26 weeks in advance of delivery. Generally, prices and quantities are fixed at the time of booking, while backlog as of a given date consists of existing orders and estimated orders based on customer forecasts, in each case scheduled to be shipped over the 13-week period following such date. Backlog is influenced by several factors including market demand, pricing and customer order patterns in reaction to product lead times. Backlog on December 31, 1999 was approximately $400 million.

      We sell products to key customers pursuant to contracts that are typically annual fixed-price agreements subject, in some cases, to quarterly negotiations. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered product. However, these contracts are typically amended to reflect changes in prices and customer demands.

Competition

      The semiconductor industry, particularly the market for general purpose semiconductor products like ours, is highly competitive. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. Many of these competitors have substantially greater financial and other resources than we have with which to pursue development, engineering, manufacturing, marketing and distribution of their products and are better able than we are to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with us may introduce competing products in the future. Significant competitors in the discrete market include International Rectifier, Philips, Rohm, Siliconix, ST Microelectronics and Toshiba. Significant competitors in the standard analog markets include Analog Devices, Fairchild, Linear Technology, Maxim Integrated Products, National Semiconductor, ST Microelectronics and Texas Instruments. Significant competitors in the standard logic product market include Fairchild, Hitachi, Philips, Texas Instruments, and Toshiba. The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.

      Because our components are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

      We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, availability, delivery timing and reliability and sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. In regions where there is a strong demand for such products, price pressures may also emerge as competitors attempt to gain a greater market share by lowering prices. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Patents, Trademarks, Copyrights and Other Intellectual Property Rights

      We own rights to a number of patents, trademarks, copyrights, trade secrets, and other intellectual property directly related to and important to our business. Motorola has also granted rights and licenses to other patents, trademarks, copyrights, trade secrets, and other intellectual property necessary for us to manufacture, market, and sell our existing products and products contemplated in our long range plans. Our policy is to protect our products and processes by asserting our intellectual property rights where appropriate and prudent and by obtaining patents, copyrights, and other intellectual property rights used in connection with our business when practicable and appropriate.

      Under an intellectual property agreement we and Motorola entered into as part of our August 1999 recapitalization, Motorola has assigned to us approximately 280 U.S. patents and patent applications, approximately 280 foreign patents and patent applications, rights to over 50 trademarks (not including the Motorola name) previously used in connection with our products, rights in know-how relating to at least 39 semiconductor fabrication processes and rights in specified copyrightable materials. In addition, Motorola has licensed to us on a non-exclusive, royalty-free basis other patent, trademark, copyright and know-how rights used in connection with our existing products and products contemplated in our long range plans. We have perpetual, royalty free, worldwide rights under Motorola’s patent portfolio and other intellectual property, existing as of the date of our recapitalization or created in the ensuing five years (the five-year period existing only with respect to patents), as necessary to manufacture, market, and sell our existing and long range plan product lines. Additionally, Motorola has provided us with a limited indemnity umbrella to protect us from some infringement claims by third parties who have granted Motorola licenses as of the date of our recapitalization, which will assist us in developing our own patent position and licensing program. We believe that we have the right to use all Motorola owned technology used in connection with the products we currently offer.

      Some of our power-MOS products are the subject of a patent infringement lawsuit by International Rectifier pending in the United States District Court for the Central District of California. We are engaged in discussions with International Rectifier regarding a number of different aspects of our continuing business relationship, including the development of a new license agreement covering these products. We cannot assure you we will be able to reach such an agreement on favorable terms. For a discussion of these matters, see “—Legal Proceedings.”

      We have recently commenced marketing our products under the ON Semiconductor™ name. For one year after our recapitalization, we will retain the limited ability to use the Motorola trade name in connection with the sale, distribution and advertisement of some products we offer. If, however, the removal of the Motorola trade name from any of these products would require the product to be requalified by any of our customers, then we may continue to use the Motorola trade name, for up to two years after our recapitalization, to allow us to continue selling the product pending its requalification. In addition, for two years after our recapitalization, we have the ability to utilize the transition statement “formerly a division of Motorola” in connection with the sale, distribution and advertisement of some products we offer. For the first of those two years, in the transition statement we may reproduce the term “Motorola” in the stylized font used by Motorola.

Environmental Matters

      Our manufacturing operations are subject to environmental and worker health and safety laws and regulations. These laws and regulations include those relating to the emissions and discharges into the air and water; the management and disposal of hazardous substances; the release of hazardous substances into the environment at or from our facilities and at other sites; and the investigation and remediation of resulting contamination.

      Our manufacturing facility in Phoenix, Arizona is located on property that is a “Superfund” site, a property listed on the National Priorities List and subject to clean-up activities under the Comprehensive Environmental Response, Compensation, and Liability Act. Motorola is actively involved in the cleanup of on-site solvent contaminated soil and groundwater and off-site contaminated groundwater pursuant to Consent Decrees with the State of Arizona. Motorola has retained responsibility for this contamination, and has agreed to indemnify us with respect to remediation costs and other costs or liabilities related to this matter.

      The manufacturing facilities of the joint ventures in the Czech Republic and Slovakia have ongoing remediation projects to respond to releases of hazardous substances that occurred during the years that these facilities were operated by government-owned entities, prior to the formation of the joint ventures. In each case, these remediation projects consist primarily of monitoring groundwater wells located on-site and off-site with additional action plans developed to respond in the event activity levels are exceeded at each of the respective locations. The governments of the Czech Republic and Slovakia have agreed to indemnify, subject to specified limitations, the respective joint venture for remediation costs associated with this historical contamination. Based upon the information available, we do not believe that total future remediation costs to us will be material.

      We believe that our operations are in material compliance with applicable environmental and health and safety laws and regulations. We do not expect the cost of compliance with existing environmental and health and safety laws and regulations, and liability for currently known environmental conditions, to have a material adverse effect on our business or prospects. It is possible, however, that future developments, including changes in laws and regulations, government policies, customer specification, personnel and physical property conditions, including currently undiscovered contamination, could lead to material costs.

Employees

      We employ approximately 13,400 people worldwide, consisting of approximately 10,400 people employed directly and approximately 3,000 people employed through our joint ventures, most of whom are engaged in manufacturing services. We do not currently have any collective bargaining arrangements with our employees, except for those arrangements, such as works councils, that are obligatory for all employees or all employers in a particular industry under applicable foreign law. Of the total number of employees employed directly by us, approximately 9,200 were engaged in manufacturing and information services, over 400 were engaged in our sales and marketing organization and in customer service, approximately 500 were engaged in administration and approximately 300 were engaged in research and development.

      Our total employee reductions in connection with our recent restructuring, including those in connection with facility closures, have been approximately 3,000. Included in the employee reductions effected to date are approximately 1,200 positions not directly involved in the manufacturing process, such as those in sales, marketing, quality assurance, customer service, product engineering and research and development.

Properties

      In the United States, our corporate headquarters as well as manufacturing, research and development and warehouse operations are located in approximately 1,500,000 square feet of space in properties that we own in Phoenix, Arizona. We also lease from Motorola approximately 100,000 square feet in Phoenix, Mesa, Tempe and Chandler, Arizona that is used for research and development, warehouse and office facilities. We have entered into lease and office sharing agreements with Motorola for approximately 80,000 square feet of space used for sales offices and warehouses in locations such as Huntsville, Alabama, Calabasas, Irvine, San Diego and Sunnyvale in California, Denver, Colorado, Wallingford, Connecticut, Clearwater, Florida, Lawrenceville, Georgia, Schaumburg, Illinois, Carmel and Kokomo, Indiana, Woburn, Massachusetts, Columbia, Maryland, Northville, Michigan, Minnetonka, Minnesota, Raleigh, North Carolina, Fairfield, New Jersey, Fairport and Hauppauge in New York, Beaverton, Oregon, Colmar and Horsham in Pennsylvania, Houston and Plano in Texas, Bellevue, Washington, and Brookfield, Wisconsin. Lease terms for the sales offices are for one year from July 31, 1999, and the other leases range between one year and two years. We have plans to relocate the leased sales offices and other facilities before the end of the lease terms. Prices for the leases have been fixed throughout their terms at amounts intended to approximate the actual historical cost of the covered properties.

      As part of our recapitalization, Motorola has conveyed to us the surface rights to a portion of the land located at our Phoenix facility, excluding the subsurface rights, and conveyed buildings located at the Phoenix facility. These buildings do not include any treatment facilities relating to Motorola’s environmental clean-up operations at the Phoenix facility. We have executed a Declaration of Covenants, Easements and Restrictions with Motorola providing access easements for the parties and granting to us options to purchase or to lease the subsurface rights of the land.

      We own our manufacturing facilities in Japan, Malaysia, Mexico, the Philippines and Slovakia. These facilities are primarily manufacturing operations, but also include office facilities and warehouse space. We own 770,000 square feet of manufacturing, warehouse and office space in Japan, Malaysia, the Philippines and Slovakia and own a 254,000 square foot manufacturing and office complex in Guadalajara, Mexico. Recently, we entered into an agreement to move our production operations in Hong Kong to a new facility that will open in 2001.

      In connection with our joint ventures, we also own manufacturing, warehouse and office space in Seremban, Malaysia, Leshan, China, Slovakia and the Czech Republic.

      We have also entered into lease and office sharing agreements for approximately 67,000 square feet of space for research and development, warehouses, logistics centers and sales offices in locations including Australia, Brazil, Canada, China, France, Germany, India, Italy, Japan, Korea, Malaysia, Philippines, Puerto Rico, Spain, Sweden, Switzerland, Taiwan, Thailand and the United Kingdom. Most of these properties are currently leased from Motorola. Lease terms for the sales offices are for one year from July 31, 1999, and the other leases range between one year and three years. We have plans to relocate the leased sales offices and other facilities before the end of their terms. Motorola will also lease space at our Phoenix facility and in the Czech Republic for a period of up to two years. In general, prices for these leases have been fixed throughout their term at amounts intended to approximate the actual historical cost of the covered properties.

      We believe that our facilities around the world, whether owned or leased, are well-maintained. Our manufacturing facilities contain sufficient productive capacity to meet our needs for the foreseeable future.

Legal Proceedings

      From time to time we are involved in legal proceedings arising in the ordinary course of business. Except as set forth below, we believe that none of these proceedings should have, individually or in the aggregate, a material adverse effect on our business or our prospects.

      On December 6, 1999, International Rectifier filed an action against us in the United States District Court for the Central District of California alleging that our power-MOS products infringed eight of their patents. These power-MOS products were previously manufactured by Motorola under a license from International Rectifier that expired on December 31, 1999. We have not yet been served with process in this litigation and are engaged in good faith discussions with International Rectifier regarding a number of different aspects of our continuing business relationship, including development of a new license agreement. In the event that we are unable to reach such agreements on acceptable terms and International Rectifier pursues the pending litigation, we could be adversely affected by the imposition of an injunction, the award of damages or both.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth certain information with respect to the persons who currently serve as executive officers and members of our Board of Directors. Each of our directors will hold office until the next annual meeting of shareholders or until his successor has been elected and qualified.

Name	Age	Position

Curtis J. Crawford	52	Chairman of the Board of Directors

Steven P. Hanson	52	President and Chief Executive Officer, Director

James Thorburn	44	Senior Vice President and Chief Operating Officer

William George	57	Senior Vice President and Chief Manufacturing and Technology Officer

Dario Sacomani	43	Senior Vice President and Chief Financial Officer

Michael Rohleder	43	Senior Vice President and Director of Sales and Marketing

Samuel Anderson	42	Vice President and Director of Strategic Business Development

Alistair Banham	44	Vice President and General Manager, Europe, Middle East and Africa

Leon Humble	61	Vice President and General Manager of MOS Gated Business Unit

Collette T. Hunt	47	Vice President and General Manager of Bipolar Discrete Business Unit

Henry Leung	46	Vice President and General Manager, Asia Pacific

Sandra Lowe	55	Vice President and General Manager of Logic Business Unit

Ralph Quinsey	44	Vice President and General Manager of Analog Business Unit

James Stoeckmann	44	Vice President and Director of Human Resources

Chandramohan Subramaniam	44	Vice President and Director of Internal Manufacturing

David Bonderman	56	Director

Richard W. Boyce	45	Director

Justin T. Chang	32	Director

William A. Franke	62	Director

Jerome N. Gregoire	48	Director

Albert Hugo-Martinez	54	Director

David M. Stanton	37	Director

      Curtis J. Crawford. Mr. Crawford was elected Chairman of our Board of Directors in September 1999. Since 1998, Mr. Crawford has served and continues to serve as President, Chief Executive Officer and Chairman of the Board of Directors of Zilog, Inc. From 1997 to 1998, Mr. Crawford was Group President of the Microelectronics Group and President of the Intellectual Property division of Lucent Technologies, a successor to some AT&T businesses. From 1995 to 1997, he was President of the Microelectronics Group. From 1993 to 1995, Mr. Crawford was President of AT&T Microelectronics, a business unit of AT&T Corporation. From 1991 to 1993, he held the position of Vice President and Co-Chief Executive Officer of AT&T Microelectronics. From 1988 to 1991, he held the position of Vice President, Sales, Service and Support for AT&T Computer Systems. Prior thereto, he served in various sales, marketing and executive management positions at various divisions of IBM. Mr. Crawford currently serves as a member of the Board of

Trustees of DePaul University and as a member of the Board of Directors of ITT Industries, Inc. and E.I. du Pont de Nemours.

      Steven P. Hanson. Mr. Hanson served as the Senior Vice President and General Manager of Motorola’s Semiconductor Components Group from June 1997. He became our President and a member of our Board of Directors in August 1999 and our Chief Executive Officer in January 2000. Mr. Hanson has held several executive and management positions, including Corporate Vice President, since he joined Motorola in 1971.

      James Thorburn. Prior to assuming the position of Senior Vice President and Chief Operating Officer in August 1999, Mr. Thorburn was the Chief Financial Officer of Zilog, a position he had held since May 1998. Prior to his tenure at Zilog, Mr. Thorburn spent 17 years at National Semiconductor, most recently as Vice President of Operations Finance.

      William George. For two years prior to assuming the position of Senior Vice President and Chief Manufacturing and Technology Officer in August 1999, Mr. George held several executive and management positions, including directing investment and operation strategy for Motorola’s worldwide manufacturing operations, since he joined Motorola in 1968.

      Dario Sacomani. Mr. Sacomani served as the Vice President and Director of Finance of Motorola’s Semiconductor Components Group from July 1997 until he assumed the position of Senior Vice President and Chief Financial Officer in August 1999. Mr. Sacomani has held several executive and management positions, including Vice President and Financial Controller for the European Semiconductor Group of Motorola, since he joined Motorola in 1980.

      Michael Rohleder. For two years prior to assuming the position of Senior Vice President and Director of Sales and Marketing in September 1999, Mr. Rohleder was President and Chief Executive Officer of Wyle Electronics, a member of the VEBA Electronics Group. Prior to his tenure at Wyle, Mr. Rohleder served as Chief Executive Officer of Insight Electronics, also a member of the VEBA electronics group, for a period of seven years.

      Samuel Anderson. Prior to assuming the position of Vice President and Director of Strategic Business Development, Mr. Anderson served as Director of Operations for the Mixed Signal Logic Business Unit at Motorola. Mr. Anderson has held various positions during his 13-year tenure at Motorola, including Director of Business Alliances and Technology Acquisitions and Director of New Product Development in the Analog Division.

      Alistair Banham. Prior to assuming the position of Vice President and General Manager, Europe, Middle East and Africa in August 1999, Mr. Banham served as General Manager of Motorola’s Semiconductor Components Group for Europe, the Middle East and Africa beginning in April 1999. Mr. Banham has managed various foreign aspects of Motorola’s semiconductor products business, including leadership of the European Motorola Segment Sales and Engineering Applications Team, since he joined Motorola in 1989.

      Leon Humble. Prior to assuming the position of Vice President and General Manager, MOS Gated Business Unit in August 1999, Mr. Humble served as Director of Manufacturing Restructuring and Separation Programs for Motorola’s Semiconductor Components Group. Mr. Humble has held several management positions, including Product Line Manager for CMOS Products Division, since he joined Motorola in 1968.

      Collette T. Hunt. Prior to assuming the position of Vice President and General Manager of Bipolar Discrete Business Unit in August 1999, Ms. Hunt served as Vice President of Motorola’s Semiconductor Products Sector beginning in 1994 and as Director of Product Operations of the Semiconductor Components Group beginning in 1998. Ms. Hunt has held various executive and managerial positions, including positions on the board of directors of Motorola’s joint venture operations in Malaysia and China, since she joined Motorola in 1984.

      Henry Leung. Prior to assuming the position of Vice President and General Manager, Asia Pacific in August 1999, Mr. Leung served as the director in the Asia Pacific Region for Motorola’s Semiconductor Components Group beginning in 1994. Mr. Leung has held several positions, including Business Director of

Motorola’s Semiconductor Component Group (Discrete Products) for the Asia Pacific Region, since he joined Motorola in 1976.

      Sandra Lowe. Prior to assuming the position of Vice President and General Manager of Logic Business Unit in August 1999, Ms. Lowe served as the Director of Quality and Continuous Improvement for Motorola’s Semiconductor Components Group beginning in November 1997. Ms. Lowe has held several positions, including General Manager of the Motorola Test Equipment Business Unit in the Space Systems Technology Group, since she joined Motorola in 1993.

      Ralph Quinsey. From 1997 until he assumed the position of Vice President and General Manager of Analog Business Unit in August 1999, Mr. Quinsey served as Vice President and General Manager of Motorola’s Semiconductor Products Sector Wireless Subscriber Systems Group. Prior to that time, Mr. Quinsey served as General Manager for the Logic and Analog Integrated Circuits Mixed Signal Communications Products Division of Motorola. Mr. Quinsey has held several management positions since he joined Motorola in 1979.

      James Stoeckmann. Prior to assuming the position of Vice President and Director of Human Resources in August 1999, Mr. Stoeckmann served as the Director of Human Resources for Motorola’s Semiconductor Components Group beginning in November 1998. Mr. Stoeckmann has held several positions, including Human Resources Director for SCG Worldwide Manufacturing, since he joined Motorola in 1984.

      Chandramohan Subramaniam. Prior to assuming the position of Vice President and Director of Internal Manufacturing in August 1999, Mr. Subramaniam held several director and management positions, including Director of Asia Manufacturing, General Manager Seremban and Director of Quality and Continuous Improvement, after joining Motorola in 1984.

      David Bonderman. Mr. Bonderman became a director in August 1999. Mr. Bonderman is a Managing Partner of Texas Pacific Group. Prior to forming Texas Pacific Group in 1992, Mr. Bonderman was chief operating officer and chief investment officer of Keystone Inc., a private investment firm, from 1983 to August 1992. Mr. Bonderman serves on the Boards of Directors of the following public companies: Continental Airlines, Inc., Bell & Howell Company, Beringer Wine Estates, Inc., Denbury Resources Inc., Oxford Health Plans, Inc., Washington Mutual, Inc., Ryanair, Ltd., Paradyne Networks, Co-Star Inc., and Ducati Motor Holdings S.p.A. Mr. Bonderman also serves in general partner advisory board roles for Newbridge Investment Partners, L.P., Newbridge Asia II, L.P., Newbridge Latin America, L.P. and Aqua International, L.P.

      Richard W. Boyce. Mr. Boyce became a director in September 1999. Mr. Boyce has been a partner of Texas Pacific Group since January 2000. From 1997 through January 2000, Mr. Boyce was President of SRB, Inc., a consulting firm that advises various companies controlled by Texas Pacific Group. Prior to founding SRB, Inc. in 1997, he served as Senior Vice President of Operations for Pepsi-Cola North America from 1996 to 1997 and its Chief Financial Officer from 1994 to 1996. From 1992 to 1994, Mr. Boyce served as Senior Vice President — Strategic Planning for PepsiCo. Prior to joining PepsiCo, Mr. Boyce was a director at the management consulting firm of Bain & Company, where he was employed from 1980 to 1992. Mr. Boyce also serves on the Boards of Directors of J. Crew Group, Inc., Del Monte Foods Company and Del Monte Corporation.

      Justin T. Chang. Mr. Chang became a director in August 1999. Mr. Chang is a Partner of Texas Pacific Group, where he has been employed since 1993. Mr. Chang currently serves on the Board of Directors of MVX.com, Inc.

      William A. Franke. Mr. Franke became a director in December 1999. Mr. Franke is currently the managing partner of Newbridge Latin America, L.P., an investment partnership specializing in Latin American companies and has served in this position since 1996. Mr. Franke also serves as the President, CEO and Chairman of the Board of Directors of America West Holdings Corp. and its subsidiary, America West Airlines, Inc., and has served as Chairman since 1992. He is also the President and owner of Franke & Company and has served in this position since 1987. In addition to being a director of the Company,

Mr. Franke serves on the Boards of Directors of America West Holdings Corporation, Beringer Wine Estates, Inc., Phelps Dodge Corporation, Central Newspapers, Inc. and AerFi Group. plc.

      Jerome N. Gregoire. Mr. Gregoire became a director in February 2000. Mr. Gregoire is currently a member of the Directors’ Institute for Information Technology and a special consultant to the Executive Leadership Team practice of Cambridge Technology Partners. From July 1996 until November 1999, Mr. Gregoire was the Senior Vice President and Chief Information Officer of Dell Computer Corporation. Prior to joining Dell, Mr. Gregoire spent 10 years with PepsiCo, Inc., most recently as Vice President of Information Systems for Pepsi-Cola Company. Mr. Gregoire also serves on the Board of Directors of Bike.Com.

      Albert Hugo-Martinez. Mr. Hugo-Martinez became a director in February 2000. He is the President of Hugo-Martinez and Associates. Mr. Hugo-Martinez served as President, Chief Executive Officer and Director of GGTI, Corp. from 1996 until 1999 and President and Chief Executive Officer of Applied Micro Circuits Corp. from 1987 to 1996. Prior to that time, Mr. Hugo-Martinez served as Executive Vice President and Chief Operating Officer of Burr-Brown Research. Mr. Hugo-Martinez began his career at Motorola, where he served for fourteen years in a variety of positions, including Standard Linear Operations Manager and Military Products Operations Manager. Mr. Hugo-Martinez also serves on the Boards of Directors of Microchip, Inc. and Ramtron, Inc.

      David M. Stanton. Mr. Stanton became a director in August 1999. Mr. Stanton is a founding partner of Francisco Partners, an investment partnership specializing in private equity investments in technology companies. From 1994 until August 1999, Mr. Stanton was a partner of Texas Pacific Group. Prior to joining Texas Pacific Group, Mr. Stanton was a venture capitalist with Trinity Ventures, where he specialized in information technology, software and telecommunications investing. Mr. Stanton currently serves as a director of Denbury Resources Inc., GlobeSpan, Inc., Paradyne Networks and several privately held companies.

Board Committees

      Executive Committee. The Board of Directors has established an executive committee consisting of Messrs. Crawford, Hanson and Boyce. The executive committee meets or takes written action when the Board of Directors is not otherwise meeting and has the level of authority delegated to it from time to time by the Board of Directors, except that it cannot take any action not permitted under Delaware law to be delegated to a committee.

      Audit Committee. The Board of Directors has established an audit committee consisting of Messrs. Chang, Franke and Gregoire. The audit committee reviews with our independent accountants the scope and timing of their audit services and any other services that they are asked to perform, the independent accountants’ report on our financial statements following completion of their audit and our policies and procedures with respect to internal accounting and financial controls. In addition, the audit committee makes annual recommendations to our Board of Directors for the appointment of independent accountants for the upcoming year.

      Compensation Committee. The Board of Directors has established a compensation committee consisting of Messrs. Boyce, Hugo-Martinez and Stanton. The compensation committee determines, approves and reports to the Board of Directors on all elements of compensation for our officers, including targeted total cash compensation and long-term equity-based incentives.

Classes and Terms of Directors

      The Board of Directors is divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs. Boyce, Crawford and Stanton are in the class of directors whose term expires at the 2000 annual meeting of stockholders. Messrs. Bonderman, Chang and Franke are in the class of directors whose term expires at the annual meeting of stockholders to be held in 2001. Messrs. Gregoire, Hanson and Hugo-Martinez are in the class of directors whose term expires at the 2002 annual meeting of stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

Director Compensation

      The Chairman of the Board of Directors will receive a quarterly payment of $25,000. Each director who is neither employed by us nor affiliated with Texas Pacific Group will receive an annual cash retainer of $20,000, an annual stock option grant having a value of $20,000 and a meeting fee, in respect of all Board of Directors and committee meetings attended on a single day, of $2,500. For further information, see “Relationships and Related Transactions.”

Executive Compensation

      The following table sets forth the compensation paid or payable by us and Motorola in respect of fiscal year 1999 to our five most highly compensated executives.

						Long-Term
	Annual Compensation					Compensation

						Securities
					Other Annual	Underlying	All Other Cash
Name and Principal Position	Salary		Bonus		Compensation	Options	Compensation

Steven P. Hanson	$339,744	(2)	$276,533	(3)	800,000	$759,611 (4)
President and Chief Executive Officer(1)

James Thorburn	125,711		93,996	(3)	$27,200 (6)	500,000	270,000	(7)
Senior Vice President and Chief Operating Officer(5)

William George	276,978	(2)	155,197	(3)		433,333	421,500	(4)
Senior Vice President and Chief Manufacturing and Technology Officer

Dario Sacomani	230,263	(2)	155,484	(3)		433,333	666,690	(4)
Senior Vice President and Chief Financial Officer

Michael Rohleder	112,179		439,979	(3)		466,667	29,955	(4)
Senior Vice President and Director of Sales and Marketing(5)

(1)	Mr. Hanson was appointed Chief Executive Officer effective January 21, 2000.

(2)	Represents the combined salary earned by Messrs. Hanson, George and Sacomani at both Motorola and SCG Holding during fiscal year 1999.

(3)	Includes a performance-based bonus for fiscal year 1999 based on our performance during this period, paid in 2000. (See “— Employment Agreements/ Change in Control Agreements” below). Also includes, in the case of Messrs. Hanson, George and Sacomani, annual bonus earned in 1999 and payable by Motorola in 2000.

(4)	Represents relocation expenses in the case of Messrs. Hanson, Sacomani and Rohleder of $257,111, $379,590 and $29,955, and, in the case of Messrs. Hanson, George and Sacomani, a special bonus in connection with the recapitalization of $502,500, $421,500 and $287,100, respectively.

(5)	Messrs. Thorburn and Rohleder were not employed with Motorola in 1999 and commenced employment with SCG Holding on August 2, 1999 and September 1, 1999, respectively.

(6)	Represents reimbursement of housing expenses of $20,000 and travel expenses of $7,200 pursuant to the terms of Mr. Thorburn’s employment agreement.

(7)	Represents a one-time consulting fee to Mr. Thorburn.

Employment Agreements/Change in Control Agreements

      We have entered into employment agreements with each of the named executives. The following summaries of the material provisions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to such agreements.

      The agreements with Messrs. Hanson, George and Sacomani each provide for an employment term of three years ending on August 4, 2002. The agreements provide an annual base salary of $375,000, $300,000 and $250,000, respectively, and an annual bonus up to 100% of the base salary based on achievement of annual performance objectives. Messrs. Hanson, George and Sacomani will each be entitled to a one-time special bonus of $150,000 to be paid on the first anniversary of his employment, provided the respective executive is employed on such date. The agreements with Messrs. Thorburn and Rohleder each provide for an employment term of three years ending on August 2, 2002 and September 1, 2002, respectively, and for an annual base salary of $300,000 and $350,000, respectively. Mr. Thorburn is eligible to receive an annual bonus of up to 100% of his base salary based on achievement of annual performance objectives, and has received a one-time consultation fee of $270,000. Mr. Rohleder is eligible to receive an annual bonus of up to 200% of his base salary based on achievement of annual performance objectives, provided that, during the first year of his employment term, Mr. Rohleder is guaranteed to receive an annual bonus at least equal to 100% of his base salary, regardless of whether any performance objectives are achieved. Messrs. Thorburn and Rohleder also have been provided certain relocation benefits under their agreements. We have adopted certain annual bonus plans in order to implement the annual bonus arrangements described in this paragraph.

      Messrs. Hanson, Thorburn George, Sacomani and Rohleder have been granted options under the 1999 Founders Stock Option Plan (described below) to purchase 800,000, 500,000, 433,333, 433,333 and 466,667 shares, respectively, of our common stock, which become exercisable generally on a semi-annual basis over a four-year period. The executives’ outstanding options will become immediately exercisable upon a change in control (as defined in the executives’ agreements), and with respect to Messrs. Hanson, Sacomani and George, each such executive’s outstanding option will become immediately exercisable if such executive’s employment is terminated by us without cause (as defined in their respective agreements) or by the executive for good reason. Good reason is defined in each employment agreement and includes a voluntary resignation by the executive within one year after a change in control (as defined). The executives have also been provided a car allowance of up to $1,200 per month.

      Under the terms of each of their respective agreements, if the executive’s employment is terminated without cause (as defined in the applicable employment agreement), such executive will be entitled to a lump sum payment equal to the product of (A) either (i) three, if the date of termination of employment is on or before September 1, 2001, or (ii) two, if the date of termination of employment is after September 1, 2001 and prior to the expiration of the employment term; and (B) the sum of (i) the highest rate of the executive’s annualized base salary in effect at any time up to and including the date of termination and (ii) the annual bonus earned by such executive in the year immediately preceding his date of termination. In addition, if the executive’s employment is terminated without cause within two years after a change in control (as defined in the applicable employment agreement), he will be entitled to continuation of medical benefits provided generally to other of our executives for the greater of two years from the date of termination or the expiration of the term of employment under the agreement. Under the agreements with Messrs. Hanson, George and Sacomani, the executives will be entitled to the foregoing severance payments and, in the event of a change of control, continuation of medical coverage if they resign for good reason (as defined in their respective employment agreements).

      Each executive is also subject to customary non-solicitation of employees and confidentiality provisions.

      We have provided Mr. Thorburn with a non-recourse loan in the amount of approximately $227,900 for the purposes of exercising stock options granted by his former employer. Mr. Thorburn has pledged the stock received upon the exercise of such options to us as security for the loan. The loan accrues interest at a rate of 5.54% per annum and the entire principal amount and accrued interest is repayable upon Mr. Thorburn’s sale of the stock.

1999 Founders Stock Option Plan

      We have adopted our 1999 Founders Stock Option Plan to provide our key employees, directors and consultants with the opportunity to purchase our common stock. We have reserved 11,576,667 shares of our common stock for issuance under the option plan. The option plan is administered by our Board of Directors or a committee thereof, which is authorized to, among other things, select the key employees, directors and consultants who will receive grants and determine the exercise price (which may be equal to, less than or greater than the fair market value per share at the date of grant) and vesting schedule of the options. Prior to the existence of a public market (as defined in the plan) for our common stock, fair market value is determined by the Board in good faith, and following the existence of a public market for the common stock, fair market value will be based on the closing price for our shares on the exchange on which the shares are listed. As of February 15, 2000, the Board of Directors had approved the grant of options to purchase an aggregate of 10,051,333 shares of our common stock to some of our directors and a total of over 420 employees (including Messrs. Hanson, Thorburn, George, Sacomani and Rohleder) at an exercise price of $1.50 per share. Generally the options initially issued under the plan will vest in six-month intervals over a period of four years, with approximately 8% becoming immediately vested and exercisable on the grant date, provided that the option holder remains employed with us during this period. All outstanding options will vest automatically upon a change of control (as defined in the plan) other than an initial public offering, provided the option holder is employed with us on the date of the change in control. Upon the termination of an option holder’s employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 90 days after date of termination (one year in the case of death or disability).

2000 Stock Incentive Plan

      We have adopted our 2000 Stock Incentive Plan to provide key employees, directors and consultants with various equity-based incentives, including incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and certain other performance-based awards, in order to create an incentive for such persons and to more closely align such persons’ interests with those of our shareholders. We have reserved 3,000,000 shares of common stock under this plan. This plan is administered by our Board of Directors or a committee thereof, which is authorized to determine, among other things, the key employees, directors or consultants who will receive awards under the plan, the amount and type of award, exercise price or performance criteria, if applicable, and the vesting schedule. Under the take ownership portion of the plan, subject to local law requirements, our Board of Directors intends to grant an option to purchase shares of our common stock at the initial public offering price (or the price on the date regulatory approval is received in the case of certain foreign employees) to every eligible employee, which will become exercisable two years from the date of grant. No person is permitted to receive an award in excess of 500,000 shares during any fiscal year under this plan.

      The following table sets forth information regarding grants of options to purchase our common stock to the named executive officers in fiscal 1999.

Option Grants in 1999
					Potential Realizable
		Percent of			Value at Assumed
		Total			Annual Rates of
	Number of	Options			Stock Price
	Shares	Granted to			Appreciation For
	Underlying	Employees	Exercise		Option Term
	Options	in	Price	Expiration
Name	Granted	1999	Per Share(1)	Date(2)	5%	10%

Steven P. Hanson	800,000	7.9%	$1.50	9/9/2009	$754,673	$1,912,491
President and Chief Executive Officer

James Thorburn	500,000	4.9	1.50	9/9/2009	471,670	1,195,306
Senior Vice President and Chief Operating Officer

William George	433,333	4.3	1.50	9/9/2009	408,781	1,035,932
Senior Vice President and Chief Manufacturing and Technology Officer

Dario Sacomani	433,333	4.3	1.50	9/9/2009	408,781	1,035,932
Senior Vice President and Chief Financial Officer

Michael Rohleder	466,667	4.6	1.50	9/9/2009	440,226	1,115,619
Senior Vice President and Director of Sales and Marketing

(1)	Due to the lack of a public market for our common stock, the exercise price for the options was established by our Board of Directors in an amount equal to the valuation of our common stock in connection with our August 4, 1999 recapitalization.

(2)	Options were granted on September 9, 1999 and vest in six-month intervals over a four-year period with approximately 8% being vested and exercisable on the date of grant.

      The following table sets forth, on an aggregate basis, certain information with respect to the value of unexercised options held by the named executive officers at the end of fiscal 1999. No options were exercised by the named executive officers in fiscal 1999.

	Number of Shares Underlying
	Unexercised Options at
	December 31, 1999
Name	Exercisable/Unexercisable

Steven P. Hanson	67,200/	732,800
President and Chief Executive Officer

James Thorburn	42,000/	458,000
Senior Vice President and Chief Operating Officer

William George	36,400/	396,933
Senior Vice President and Chief Manufacturing and Technology Officer

Dario Sacomani	36,400/	396,933
Senior Vice President and Chief Financial Officer

Michael Rohleder	39,200/	427,467
Senior Vice President and Director of Sales and Marketing

2000 Employee Stock Purchase Plan

      We have adopted the 2000 Employee Stock Purchase Plan, to be effective upon the consummation of this offering, in order to encourage our employees to become shareholders of our company and to align their interests with those of our other shareholders. We have reserved 1,500,000 shares of common stock under the purchase plan. The purchase plan will be administered by our Board of Directors. Subject to local law requirements, the purchase plan will provide each of our full-time employees with the opportunity to have up to ten percent of pay deducted from each paycheck and applied toward the purchase of shares of our common stock. The purchase price for the common stock will be equal to 85% of the fair market value of a share of our common stock, as determined under the plan. Employees may not purchase more than $25,000 worth of common stock in any calendar year under the purchase plan.

Retirement Plan

      Our retirement plan covers eligible employees within the United States, including the named executive officers. The retirement plan provides for monthly pension benefits pursuant to a formula based on an employee’s years of service, compensation level (calculated as final average earnings for the five years of highest pay during the last ten years of employment) and the Social Security retirement benefit payable at age 65. The earliest date on which eligible employees may receive pension benefits for retirement is after age 55 with at least five years of service or at age 60 with at least one year of service. Normal retirement under the pension plan is after age 65. Benefits are reduced if pension payments begin before age 65.

      The following table shows the estimated annual benefits payable under the current Retirement Plan for employees who are eligible under the criteria stated above assuming a life annuity benefit:

	Years of Service

Remuneration	15	20	25	30	35

$100,000	$25,973	$31,116	$33,173	$33,173	$33,173

125,000	33,152	39,545	42,102	42,102	42,102

150,000	40,331	47,973	51,031	51,031	51,031

175,000	43,202	51,345	54,602	54,602	54,602

200,000	43,202	51,345	54,602	54,602	54,602

      As of December 31, 1999, Mr. Hanson, Mr. Thorburn, Mr. George, Mr. Sacomani and Mr. Rohleder had approximately 28 years, 7 months, 31 years, 19 years and 6 months of service, respectively, and the annual compensation covered by the pension plan for each of these officers is $160,000.

Deferred Compensation

      Our Deferred Compensation Plan was adopted in December 1999 and allows executives to defer up to 25% of their base compensation and up to 100% of their annual incentive compensation up to a maximum of $250,000 per year. The plan is an unfunded plan under which participants may elect to receive their deferred amounts, plus any earnings or less any losses thereon, upon retirement or at some other date which must be at least four calendar years after the date of deferral. Participants also will receive their account balances upon their termination of employment. Earnings and losses are based on certain investment options that may be offered under the plan from time to time. Upon a change in control, as defined in the plan, we will either pay the participants’ account balances into a trust for the benefit of the participants or pay such amounts directly to the participants.

PRINCIPAL STOCKHOLDERS

      Our certificate of incorporation, as amended to date, authorizes the issuance of capital stock consisting of 300,000,000 shares of common stock, and 100,000 shares of preferred stock which may be issued in multiple series, the terms, provisions and the preferences of which may be designated from time to time by our Board of Directors.

      The following table sets forth information as of February 15, 2000 regarding the beneficial ownership of our common stock and Series A Cumulative Preferred Stock, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, with respect to:

•	each person known by us to be the beneficial owner of more than 5% of any class of voting securities;

•	each of our directors and named executive officers; and

•	all directors and executive officers, as a group.

      Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

				Series A Cumulative
	Common Stock			Preferred Stock

	Number of			Number of
Name and Address of Beneficial Owner	Shares(1)		Percentage(1)	Shares	Percentage

TPG Advisors II, Inc.	124,999,433	(2)	91.5%	1,500	71.8%
201 Main Street, Suite 2420 Fort Worth, TX 76102

Motorola, Inc.	11,667,233		8.5	590	28.2
1303 East Algonquin Road Schaumburg, IL 60196

Curtis J. Crawford	200,000	(3)	*	—	—

Steven P. Hanson	133,600	(3)	*	—	—

James Thorburn	83,500	(3)	*	—	—

William George	72,367	(3)	*	—	—

Dario Sacomani	72,367	(3)	*	—	—

Michael Rohleder	77,933	(3)	*	—	—

David Bonderman	—	(4)	—	—	—

Richard W. Boyce	410,000	(3)	*	—	—

Justin T. Chang	—		—	—	—

William A. Franke	—	(5)	—	—	—

Jerome N. Gregoire	—		—	—	—

Albert Hugo-Martinez	—		—	—	—

David M. Stanton	—		—	—	—

All directors and executive officers as a group (19 persons)	1,182,254	(3)	*	—	—

*	Less than 1% of the total voting power of the outstanding shares of Common Stock.

(1)	Calculated excluding all shares issuable pursuant to options or warrants except, as to each person, the shares issuable to such person pursuant to options or warrants immediately exercisable or exercisable within 60 days from February 15, 2000.

(2)	TPG Advisors II, Inc. indirectly controls TPG Semiconductor Holdings, LLC, which directly owns the common stock and preferred stock listed in the table above. It is expected that TPG Semiconductor Holdings LLC will distribute all of such preferred stock to its members prior to the consummation of this offering. See “—Texas Pacific Group.”

(3)	All shares listed are issuable on exercise of options.

(4)	Excludes shares listed above as beneficially owned by TPG Advisors II, Inc., which may be deemed an affiliate of Mr. Bonderman.

(5)	Mr. Franke is the beneficial owner of a minority equity interest in TPG Semiconductor Holdings, LLC.

Shareholders Agreement

      We, Motorola and TPG Semiconductor Holdings, LLC have entered into a Shareholders Agreement relating to registration rights, transfers of common stock and preferred stock (together, the “SCG Stock”) and other matters. The Shareholders Agreement terminates upon the earlier to occur of (1) TPG Semiconductor Holdings owning less than 35% of the outstanding shares of common stock or (2) an underwritten initial public offering of SCG Stock; provided that registration rights terminate with respect to a class of SCG Stock at such time (at least three years after the date of the Shareholders Agreement) as Motorola shall be legally permitted to sell all shares of such class of SCG Stock then held by Motorola without registration under the Securities Act. Upon consummation of this offering, therefore, the Shareholders Agreement (other than the registration rights provisions thereof) will terminate. Pursuant to the Shareholders Agreement, Motorola and certain permitted transferees have “piggyback” registration rights on a proportional basis with respect to the same class of SCG Stock in any public offering of SCG Stock. We pay the registration expenses of any registration including, without limitation, SEC and NASD filing fees and the fees and expenses of our counsel.

Texas Pacific Group

      Texas Pacific Group was founded by David Bonderman, James G. Coulter and William S. Price, III in 1993 to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public securities investments. The principals of Texas Pacific Group manage TPG Partners, L.P., TPG Partners II, L.P., TPG Partners III, L.P. and T3 Partners, L.P., all Delaware limited partnerships, which, with affiliated partnerships, have aggregate committed capital of more than $7.0 billion.

      The investment in SCG Holding is one of the largest investments of Texas Pacific Group to date and was its sixth investment in the technology and telecommunications area. Texas Pacific Group’s other investments in technology and telecommunications companies include Paradyne Corporation, GlobeSpan, GT Com, Landis & Gyr Communications, Zilog, Zhone Technologies, Advanced Telcom Group, Star One AG and Gemplus.

      Texas Pacific Group’s portfolio companies also include America West Airlines, Bally International, Belden & Blake, Beringer Wine Estates, Del Monte Foods, Denbury Resources, Ducati Motorcycle Holdings, Genesis ElderCare, J. Crew, Magellan Health Services, Oxford Health Plans, Punch Taverns, Virgin Entertainment and Vivra. In addition, Texas Pacific Group principals led the $9 billion reorganization of Continental Airlines in 1993.

RELATIONSHIPS AND RELATED TRANSACTIONS

      In connection with our recapitalization, Motorola has made bonus payments to Messrs. Hanson, George and Sacomani in the approximate amounts of $502,500, $421,500 and $287,100, respectively.

      In connection with our recapitalization, we paid Texas Pacific Group a financial advisory fee in the amount of $25 million. We have agreed to pay Texas Pacific Group annually a management fee of not more than $2 million. Three of our directors, David Bonderman, Richard Boyce and Justin Chang, are also Texas Pacific Group partners.

      In connection with our recapitalization, Motorola has assigned, licensed and sublicensed to us intellectual property in connection with the products we plan to offer (including a limited use of the Motorola trade name for one year and a transition statement, “formerly a division of Motorola,” for an additional year thereafter), has agreed to continue providing us information technology, human resources, supply management, logistics and finance services for agreed periods of time while we determine the most cost-effective means to obtain such services, has agreed to continue providing manufacturing and assembly services to us and to continue using similar services we provide to them, has agreed to continue selling to us depreciated equipment to support our capacity expansion and has leased real estate to us. Motorola provides some of these services on more favorable terms than we would expect to obtain from independent sources.

      In connection with our recapitalization, we paid the Chairman of our Board of Directors, Curtis J. Crawford, a consulting fee of $100,000 and granted Mr. Crawford an option to purchase 200,000 shares of common stock. One of our directors, Richard W. Boyce, was paid consulting fees of approximately $1,625,000 relating to our recapitalization and other matters, and Mr. Boyce was granted an option to purchase 410,000 shares of common stock. Messrs. Crawford’s and Boyce’s options are at an exercise price of $1.50 per share, are fully exercisable upon grant, have a ten-year term and are otherwise governed by the 1999 Founders Stock Option Plan.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 300,000,000 shares of common stock, $.01 par value, and 100,000 shares of preferred stock, $.01 par value, which may be issued in multiple series, the terms, provisions and the preferences of which may be designated from time to time by our board of directors. The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

      As of February 15, 2000, there were 136,666,666 shares of common stock outstanding that were held of record by two stockholders. There will be 166,666,666 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and assuming no exercise after February 15, 2000 of outstanding options, after giving effect to the sale of the shares of common stock offered to the public.

      Subject to preferences that may be applicable to our Series A Cumulative Preferred Stock and any other series of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board may determine from time to time. See “Dividend Policy.” The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Upon the liquidation, dissolution or winding up of SCG Holding, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

      As of December 31, 1999, there were 2,090 shares of Series A Cumulative Preferred Stock outstanding that were held of record by two stockholders. The preferred stock accumulates dividends at the rate of 12% per annum, payable quarterly. Dividends compound to the extent not paid. The preferred stock has an original liquidation value of $100,000 per share. We are required to redeem any outstanding shares of the preferred stock on August 4, 2012 at a price equal to such liquidation value plus all accumulated dividends that have been applied to increase liquidation value. Shares of the preferred stock may be redeemed at our option, in whole or in part, for this total value plus accrued dividends not included therein. Optional redemption of the preferred stock is subject to, and expressly conditioned upon, limitations under our senior subordinated notes and our senior bank facilities and other documents relating to our indebtedness. We intend to redeem all outstanding shares of the preferred stock upon consummation of this offering.

      The board of directors also has the authority, without action by the stockholders, to designate and issue preferred stock in one or more additional series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any additional series of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such series. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of SCG Holding without further action by the stockholders.

Options

      At the date hereof, options to purchase a total of 10,979,600 shares of common stock were outstanding and up to 3,597,066 additional shares of common stock may be issued upon exercise of options that may be granted in the future under our 1999 Founders Stock Plan and our 2000 Stock Incentive Plan. See “Management—1999 Founders Stock Option Plan” and “Management—2000 Stock Incentive Plan.”

Registration Rights

      Under a Shareholders Agreement among SCG Holding, Motorola and an affiliate of Texas Pacific Group, Motorola and affiliates of Texas Pacific Group are entitled to registration of shares of our common stock and preferred stock that they own. See “Principal Stockholders — Shareholders Agreement.”

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

      Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

      These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

      Election and Removal of Directors. Our Board of Directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

      Stockholder Meetings. Under our bylaws, only the Board of Directors or the Chairman of the Board may call special meetings of stockholders.

      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.

      Elimination of Shareholder Action by Written Consent. Our certificate of incorporation requires shareholder action to be taken only at a general meeting of shareholders and does not permit shareholders to act by written consent.

      Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

      Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66  2/3% of the outstanding common stock.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is                     .

Nasdaq Listing

      We have filed an application for our common stock to be quoted on the Nasdaq National Market under the trading symbol “ONNN.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Therefore, future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have 166,666,666 shares of common stock outstanding, assuming no exercise of outstanding options. Of these shares, the 30,000,000 shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 136,666,666 shares of common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares and shares held by our affiliates may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

      In addition, 10,979,600 shares of our common stock are subject to outstanding employee stock options and will be registered under the Securities Act. Shares acquired pursuant to the exercise of these stock options by employees who are not our affiliates will be freely transferable without restriction or registration under the Securities Act. Shares acquired through the exercise of options by our affiliates may be sold in the public market only if registered or pursuant to an applicable exemption under the Securities Act.

Lock-Up Agreements

      SCG Holding, our directors and executive officers, affiliates of Texas Pacific Group and Motorola have each agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, subject to limited exceptions. Morgan Stanley & Co. Incorporated, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not, and for three months has not been, an affiliate of ours and who has owned restricted shares for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

DESCRIPTION OF INDEBTEDNESS

Senior Bank Facilities

      The description set forth below is qualified in its entirety by reference to agreements setting forth the principal terms and conditions of our senior bank facilities.

      Pursuant to a credit agreement that was entered into as part of our August 1999 recapitalization among Semiconductor Components Industries, LLC, as borrower, SCG Holding Corporation, as guarantor, the lenders named therein, The Chase Manhattan Bank as administrative agent, collateral agent and syndication agent, and Credit Lyonnais New York Branch, DLJ Capital Funding, Inc. and Lehman Commercial Paper Inc., as co-documentation agents, a syndicate of banks and other financial institutions provided us senior secured credit facilities of up to $1,025.0 million. The credit agreement, as amended, provides for (1) a $200.0 million senior secured tranche A term loan ($125.5 million of which we borrowed and $11.8 million of which we intend to prepay using a portion of the proceeds of this offering) that fully amortizes within six years, (2) a $325.0 million senior secured tranche B term loan ($30.4 million of which we intend to prepay using a portion of the proceeds of this offering) that fully amortizes within seven years, (3) a $350.0 million senior secured tranche C term loan ($32.8 million of which we intend to prepay using a portion of the proceeds of this offering) that fully amortizes within eight years and (4) a $150.0 million senior secured revolving credit facility that matures on the earlier of (a) the date that is six years after our recapitalization and (b) the final repayment in full of the tranche A loan.

      The senior bank facilities initially bear interest (subject to performance-based step downs applicable to the tranche A loan and the revolving facility) at a rate equal to (1) in the case of the tranche A loan and the revolving facility, LIBOR plus 3.00% or, at our option, an alternate base rate (as defined in the credit agreement) plus 2.00%; (2) in the case of the tranche B loan, LIBOR plus 3.50% or, at our option, the alternate base rate plus 2.50% and (3) in the case of the tranche C loan, LIBOR plus 3.75% or, at our option, the alternate base rate plus 2.75%.

      In addition to paying interest on outstanding principal under the senior bank facilities, we are required to pay a commitment fee to the lenders in respect of unutilized commitments at a rate equal to .50% per annum.

      The senior bank term facilities will amortize in quarterly amounts based upon the annual amounts shown below. These amounts do not give effect to the prepayments we intend to make using a portion of the proceeds of this offering, which will be applied ratably to the tranche A, tranche B and tranche C term loans and will reduce subsequent repayment obligations ratably within each tranche.

	Tranche A	Tranche B	Tranche C
Calendar Year	Facility	Facility	Facility

	(dollars in thousands)

2000	$—	$—	$—

2001	9,412.5	1,625	1,750

2002	21,962.5	3,250	3,500

2003	28,237.5	3,250	3,500

2004	40,787.5	3,250	3,500

2005	25,100.0	157,625	3,500

2006	—	156,000	168,000

2007	—	—	166,250

Total	$125,500	$325,000	$350,000

      The obligations of Semiconductor Components under the senior bank facilities are unconditionally and irrevocably guaranteed by SCG Holding and each of its existing and subsequently acquired or organized domestic subsidiaries. In addition, the senior bank facilities are secured by first priority or equivalent security interests in substantially all tangible and intangible assets of SCG Holding and each of its existing and subsequently acquired or organized domestic subsidiaries, including all the capital stock of, or other equity interests in, Semiconductor Components and each other direct or indirect subsidiary of SCG Holding (except, in the case of voting stock of a foreign subsidiary, not more than 65% of such voting stock is required to be pledged).

      We are generally required to prepay borrowings under the senior bank facilities with (1) 100% of the proceeds we receive from non-ordinary course assets sales, (2) 50% of our excess cash flow (as defined in the credit agreement) and (3) 100% of the proceeds we receive from the issuance of debt obligations other than debt obligations permitted under the credit agreement. With respect to any prepayment of the tranche B loan or the tranche C loan within two years after our recapitalization, except with respect to prepayments out of excess cash flow, we will pay a premium of (1) 2% of the principal amount being prepaid during the first year and (2) 1% of the principal amount being prepaid during the second year. The credit agreement also contains a number of covenants that restrict our ability, among other things, to dispose of assets, incur additional indebtedness, incur guarantee obligations, make restricted payments and pay dividends, create liens on assets, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, make capital expenditures, enter into sale and leaseback transactions and engage in various transactions with subsidiaries and affiliates. In addition, we are required to comply with specified financial ratios and tests, including minimum fixed charge coverage and interest coverage ratios and maximum leverage ratios. The credit agreement contains customary events of default.

      In connection with our proposed acquisition of Cherry Semiconductor Corporation, we have received lender commitments that would permit us to borrow up to an additional $200 million under our senior bank facilities. We anticipate that the additional term loan would amortize over approximately seven years and bear interest at a rate equal to LIBOR plus 3.00% or, at our option, an alternate base rate plus 2%.

Senior Subordinated Notes

      As part of our recapitalization, we and Semiconductor Components issued $400 million aggregate principal amount of senior subordinated notes, which bear interest at a rate of 12% per annum, payable in cash semi-annually, and mature on August 1, 2009. The senior subordinated notes are subordinated in right of payment to loans under our senior bank facilities and senior in right of payment to our junior subordinated note. We intend to redeem senior subordinated notes in an aggregate principal amount of $140 million using a portion of the proceeds of this offering.

      The obligations of Semiconductor Components, and our obligations, under the senior subordinated notes are unconditionally and irrevocably guaranteed by each of our existing and subsequently acquired domestic subsidiaries. In addition, any existing or future foreign subsidiary that guarantees other indebtedness of us or our domestic subsidiaries will also be required to guarantee the senior subordinated notes, if the aggregate principal amount of all such indebtedness guaranteed by all foreign subsidiaries exceeds $25 million.

      Holders of our senior subordinated notes will have the right to require us to repurchase their notes upon a change of control (as defined in the indenture relating to the senior subordinated notes). The indenture contains a number of covenants that restrict our ability, among other things, to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay other indebtedness, make restricted payments and pay dividends, make investments, loans or advances, make acquisitions and engage in mergers and consolidations. The indenture contains customary events of default.

Junior Subordinated Note

      As part of our recapitalization, Semiconductor Components issued a junior subordinated note to Motorola in the amount of $91 million, which bears interest at a rate of 10% per annum, payable semi-annually in kind. Interest may be paid by Semiconductor Components in cash after the fifth anniversary of the issue date if, after giving effect to the payment of interest on any interest payment date, we would be in compliance with our obligations under the senior bank facilities and the indenture relating to the senior subordinated notes. The junior subordinated note matures on the twelfth anniversary of the issue date and ranks subordinate in right of payment to our senior subordinated notes and the loans under the senior bank facilities and pari passu in right of payment with, among other things, unsecured trade debt.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Chase Securities Inc., Lehman Brothers Inc., FleetBoston Robertson Stephens Inc. and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated

Chase Securities Inc.

Lehman Brothers Inc.

FleetBoston Robertson Stephens Inc.

Salomon Smith Barney Inc.

Total

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered hereby, other than those covered by the over-allotment option described below, if any such shares are taken.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 4,500,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by us in this offering. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter’s name in the preceding table bears to the total number of shares of common stock set forth next to the names of the underwriters in the preceding table.

      The underwriters have informed us that each principal underwriter in this offering may, subject to the approval of Morgan Stanley & Co. Incorporated, sell to discretionary accounts over which such principal underwriter exercises discretionary authority. The underwriters have further informed us that they estimate that such sales will not exceed in the aggregate five percent of the total number of shares of common stock offered by them.

      We have filed an application for our common stock to be quoted on the Nasdaq National Market under the trading symbol “ONNN.”

      SCG Holding, our directors and executive officers, affiliates of Texas Pacific Group and Motorola have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, he, she or it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

      The restrictions described in the previous paragraph do not apply to:

•	the sale of the shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus (or, in the case of an option granted after the date of this prospectus, pursuant to our existing employee benefit plans) of which the underwriters have been advised in writing;

•	the granting of stock options or restricted stock units or the sale of stock pursuant to our existing employee benefit plans;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market or other transactions after the completion of this offering;

•	the issuances by us of shares of common stock in connection with any acquisition of or merger with another company or the acquisition of assets, provided that each recipient of common stock agrees that these shares shall remain subject to the lock-up restrictions for the remainder of the period for which we are bound; or

•	transfers and dispositions between one or more affiliates of Texas Pacific Group or partners, shareholders or members of any such affiliate, provided that each recipient of common stock agrees that these shares shall remain subject to the lock-up restrictions for the remainder of the period for which we are bound.

      In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in the common stock for their own account. In addition, to cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, any may end any of these activities at any time.

      From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us. Chase Securities Inc. and Lehman Brothers Inc. were initial purchasers in the offering of our senior subordinated notes. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., and certain affiliates of Lehman Brothers Inc. will receive proceeds from this offering as repayment of loans under our senior bank facilities.

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

      At our request, certain of the underwriters have reserved for sale up to 1,500,000 shares, which may be offered for sale at the initial public offering price to selected directors, officers, employees or persons otherwise associated with ON Semiconductor™ who have advised us of their desire to purchase the shares. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of reserved shares.

Pricing of this Offering

      Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of the semiconductor industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

EXPERTS

      The consolidated financial statements of SCG Holding Corporation and its subsidiaries as of December 31, 1999 and for the period from August 4, 1999 to December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The combined balance sheet as of December 31, 1998 and the combined statements of revenues less direct and allocated expenses before taxes for each of the years in the two-year period ended December 31, 1998 and for the period from January 1, 1999 through August 3, 1999 of the Semiconductor Components Group of Motorola, Inc. have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act. This prospectus does not contain all of the information included in the registration statement. We have filed agreements and other documents as exhibits to the registration statement. Statements regarding these agreements and other documents are qualified by reference to the actual documents.

      You may read and copy the registration statement, including the exhibits thereto, and any reports, statements or other information that we file at the SEC’s public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the

SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to the public on the SEC Internet site (http://www.sec.gov).

      You should rely only on the information provided in this prospectus. No person has been authorized to provide you with different information. Neither Motorola nor any of its subsidiaries, nor Texas Pacific Group nor any of its affiliates is responsible for, or is making any representation to you concerning, our future performance or the accuracy or completeness of this prospectus.

      The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

GLOSSARY

Analog Products	Products that operate on non-digital signals.

BiCMOS	A hybrid of CMOS and bipolar technologies.

Bipolar	A manufacturing process that uses two opposite electrical poles to build semiconductors.

CMOS	(Complementary Metal Oxide Semiconductor), a type of MOS used in a wide range of digital applications.

Die	A piece of a semiconductor wafer containing the circuitry of a single chip.

Digital Products	Products that operate on digital signals, where electronic signals are treated as either “one” or “zero.”

Diode	An electronic device that allows current to flow in only one direction.

Discrete Product	Individual diodes or transistors that perform basic signal conditioning and switching functions in electronic circuits.

MOSAIC	(Motorola Self-Aligned Integrated Circuit) A high performance bipolar technology used to manufacture emitter-coupled logic products.

MOS	(Metal Oxide Semiconductor), a wafer process technology.

MOSFET	(Metal Oxide Semiconductor Field Effect Transistor) A semiconductor with an electronic switch. A MOSFET operates at mid-range voltages.

Package	A protective case that surrounds the die, consisting of a plastic housing and a lead frame.

Semiconductor	A material with electrical conducting properties in between those of metals and insulators. (Metals always conduct and insulators never conduct, but semiconductors sometimes conduct.) This is the building block of all integrated circuits and diode devices.

Silicon germanium	A material used to substitute for silicon in semiconductor manufacturing that has superior performance results.

SmartMOS	A specialized form of BiCMOS for power management applications.

Standard Analog Products	Simple analog semiconductors (as opposed to more complex products, such as mixed-signal devices or customized analog products) that are used for both interface, power control and power protection functions in electronic systems.

Standard Logic Products	Simple logic semiconductors (as opposed to more complex products, such as microprocessors or application-specific integrated circuits) that are used primarily for interfacing functions, such as interconnecting and routing electronic signals within an electronic system.

TMOS	(T-structure MOS).

Transistor	An individual circuit that can amplify or switch electric current.

Wafer	Round, flat piece of silicon that is the base material in the semiconductor manufacturing process.

INDEX TO FINANCIAL STATEMENTS

Page

SCG Holding Corporation and Subsidiaries Financial Statements:

Report of Independent Accountants	F-2

Consolidated Balance Sheet as of December 31, 1999	F-3

Consolidated Statement of Operations and Comprehensive Income for the period from August 4, 1999 through December 31, 1999	F-4

Consolidated Statement of Stockholders’ Equity (Deficit) for the period from August 4, 1999 through December 31, 1999	F-5

Consolidated Statement of Cash Flows from the period from August 4, 1999 through December 31, 1999	F-6

Notes to Consolidated Financial Statements	F-7

Semiconductor Components Group of Motorola, Inc. Financial Statements:

Independent Auditors’ Report	F-24

Combined Balance Sheet as of December 31, 1998	F-25

Combined Statements of Revenues Less Direct and Allocated Expenses Before Taxes for each of the years in the two-year period ended December 31, 1998 and the period from January 1, 1999 through August 3, 1999	F-26

Notes to Combined Financial Statements	F-27

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

of SCG Holding Corporation

      In our opinion, the accompanying consolidated balance sheet as of December 31, 1999 and the related consolidated statements of operations and comprehensive income, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of SCG Holding Corporation and its subsidiaries at December 31, 1999, and the results of their operations and their cash flows for the period from August 4, 1999 through December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Phoenix, Arizona

February 17, 2000

SCG HOLDING CORPORATION AND SUBSIDIARIES

(D/B/A ON SEMICONDUCTOR)

CONSOLIDATED BALANCE SHEET

December 31, 1999

(in millions, except
share data)

Assets

Cash and cash equivalents	$126.8

Receivables, net (including $24.7 million due from Motorola)	249.7

Inventories	206.2

Other current assets	26.0

Deferred income taxes	28.4

Total current assets	637.1

Property, plant and equipment, net	569.7

Deferred income taxes	289.0

Investments in joint ventures	40.4

Other assets	80.6

Total assets	$1,616.8

Liabilities, Minority Interests, Redeemable Preferred Stock and Stockholders’ Equity (Deficit)

Accounts payable (including $13.8 million payable to Motorola)	$122.5

Accrued expenses (including $8.2 million payable to Motorola)	142.8

Income taxes payable	31.9

Accrued interest	30.1

Total current liabilities	327.3

Long-term debt (including $94.8 million payable to Motorola)	1,295.3

Other long-term liabilities	12.2

Total liabilities	1,634.8

Commitments and contingencies (See Note 12)	—

Minority interests in consolidated subsidiaries	10.1

Redeemable preferred stock ($.01 par value, 100,000 shares authorized, 2,090 shares issued and outstanding; 12% annual dividend rate; liquidation value — $209.0 million plus $10.6 million of accrued dividends)	219.6

Common stock ($.01 par value, 300,000,000 shares authorized, 136,666,666 shares issued and outstanding)	1.4

Additional paid-in capital	204.2

Accumulated other comprehensive income	2.7

Accumulated deficit	(456.0)

Total stockholders’ equity (deficit)	(247.7)

Total liabilities, minority interests, redeemable preferred stock and stockholders’ equity (deficit)	$1,616.8

See accompanying notes to consolidated financial statements.

SCG HOLDING CORPORATION AND SUBSIDIARIES

(D/B/A ON SEMICONDUCTOR)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

August 4, 1999
through
December 31, 1999

(in millions, except
per share data)

Revenues:

Net product revenues (including $61.5 million from Motorola)	$728.8

Foundry revenues to Motorola	69.9

Total revenues	798.7

Cost of sales	573.3

Gross profit	225.4

Operating Expenses:

Research and development	16.3

Selling and marketing	24.6

General and administrative	77.3

Restructuring charges	3.7

Total operating expenses	121.9

Operating Income	103.5

Other income (expenses), net:

Interest expense	(55.9)

Equity in earnings of joint ventures	1.4

Other income (expenses), net	(54.5)

Income before income taxes and minority interests	49.0

Provision for income taxes	(18.1)

Minority interests	(1.1)

Net income	29.8

Less: Redeemable preferred stock dividends	(10.6)

Net income available for common stock	$19.2

Comprehensive income:

Net income	$29.8

Foreign currency translation adjustments	2.7

Comprehensive income	$32.5

Earnings per share:

Basic	$.14

Diluted	$.13

Weighted average shares outstanding:

Basic	136.7

Diluted	144.6

See accompanying notes to consolidated financial statements.

SCG HOLDING CORPORATION AND SUBSIDIARIES

(D/B/A ON SEMICONDUCTOR)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

				Accumulated
			Additional	Other
	Common Stock	Common	Paid In	Comprehensive	Accumulated
	(Shares)	Stock	Capital	Income	Deficit	Total

	(in millions, except share data)

Shares issued in connection with Recapitalization (See Note 2)	136,666,666	$1.4	$203.6	$—	$(474.6)	$(269.6)

Redeemable preferred stock dividends	—	—	—	—	(10.6)	(10.6)

Options granted in connection with the recapitalization (See Note 9)	—	—	.6	—	(.6)	—

Comprehensive income:

Net income	—	—	—	—	29.8	29.8

Foreign currency translation adjustments	—	—	—	2.7	—	2.7

Comprehensive income	—	—	—	2.7	29.8	32.5

Balances at December 31, 1999	136,666,666	$1.4	$204.2	$2.7	$(456.0)	$(247.7)

See accompanying notes to consolidated financial statements.

SCG HOLDING CORPORATION AND SUBSIDIARIES

(D/B/A ON SEMICONDUCTOR)

CONSOLIDATED STATEMENT OF CASH FLOWS

August 4,
1999 through
December 31,
1999

(in millions)

Cash flows from operating activities:

Net income	$29.8

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	61.9

Amortization of debt issuance costs	2.7

Provision for doubtful accounts	2.0

Loss on disposals of property, plant and equipment	.7

Non-cash interest on junior subordinated note payable to Motorola	3.8

Minority interests in earnings of consolidated subsidiaries	1.1

Undistributed earnings of unconsolidated joint ventures	(1.4)

Deferred income taxes	(17.6)

Changes in assets and liabilities:

Receivables	(238.4)

Inventories	10.5

Other assets	(2.0)

Accounts payable	84.1

Accrued expenses	39.9

Income taxes payable	31.8

Accrued interest	30.1

Other long-term liabilities	1.7

Net cash provided by operating activities	40.7

Cash flows from investing activities:

Purchase of property, plant and equipment	(64.0)

Investment in joint ventures	(4.9)

Loan to unconsolidated joint venture	(28.3)

Proceeds from sales of property, plant and equipment	1.8

Net cash used in investing activities	(95.4)

Cash flows from financing activities (See Note 1):

Proceeds from issuance of common stock to an affiliate of Texas Pacific Group	187.5

Proceeds from issuance of redeemable preferred stock to an affiliate of Texas Pacific Group	150.0

Proceeds from borrowings under senior credit facilities	800.5

Proceeds from issuance of senior subordinated notes	400.0

Payment of debt issuance costs	(52.6)

Repayment of joint venture debt	(44.8)

Net cash payments to Motorola in connection with Recapitalization	(1,258.7)

Net cash provided by financing activities	181.9

Effect of exchange rate changes on cash and cash equivalents	(.4)

Net increase in cash and cash equivalents	126.8

Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$126.8

See accompanying notes to consolidated financial statements.

SCG HOLDING CORPORATION AND SUBSIDIARIES

(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Background and Basis of Presentation

      SCG Holding Corporation, together with its wholly- and majority-owned subsidiaries (the “Company”), is one of the largest independent suppliers of semiconductor components in the world. Formerly known as the Semiconductor Components Group of the Semiconductor Products Sector of Motorola, Inc., the Company was a wholly-owned subsidiary of Motorola, Inc. prior to its August 4, 1999 recapitalization. The Company held, and continues to hold, through direct and indirect subsidiaries, substantially all of the assets and operations of the Semiconductor Components Group of Motorola’s Semiconductor Products Sector. The Company recently began marketing its products under its new trade name, ON Semiconductor™.

      On August 4, 1999, the Company was recapitalized and certain related transactions were effected (the “Recapitalization”) pursuant to an agreement among SCG Holding Corporation, its subsidiary, Semiconductor Components Industries, LLC, Motorola and affiliates of Texas Pacific Group. As a result of the Recapitalization, an affiliate of Texas Pacific Group owns approximately 91% and Motorola owns approximately 9% of the outstanding common stock of the Company. In addition, as part of these transactions, Texas Pacific Group received 1,500 shares and Motorola received 590 shares of the Company’s mandatorily redeemable preferred stock with a liquidation value of $209 million plus accrued and unpaid dividends. Motorola also received a $91 million junior subordinated note issued by Semiconductor Components Industries, LLC, a wholly-owned subsidiary of the Company. Cash payments to Motorola in connection with the Recapitalization were financed through equity investments by affiliates of Texas Pacific Group totaling $337.5 million, borrowings totaling $740.5 million under the Company’s $875 million senior bank facilities and the issuance of $400 million of 12% senior subordinated notes due August 2009. Because Texas Pacific Group’s affiliate did not acquire substantially all of the Company’s common stock, the basis of the Company’s assets and liabilities for financial reporting purposes was not impacted by the Recapitalization.

      The accompanying consolidated financial statements include information as of December 31, 1999 and for the period from August 4, 1999 (the date of the Recapitalization) through December 31, 1999.

Note 2:  Summary of Significant Accounting Policies

  Principles of Consolidation

      The accompanying financial statements include the accounts of the Company, its wholly-owned subsidiaries and the majority-owned subsidiaries that it controls. An investment in a majority-owned joint venture that the Company does not control as well as an investment in a 50%-owned joint venture are accounted for on the equity method. All material intercompany accounts and transactions have been eliminated.

  Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  Inventories

      Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market.

  Property, Plant and Equipment

      Property, plant and equipment are recorded at cost and are depreciated over useful lives of 30-40 years for buildings and 3-20 years for machinery and equipment using accelerated and straight-line methods.

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Expenditures for maintenance and repairs are charged to operations in the year in which the expense is incurred.

  Impairment of Long-Lived Assets

      The Company reviews the carrying value of property, plant and equipment for impairment by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of assets. The fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

  Debt Issuance Costs

      In connection with the Recapitalization, the Company incurred $52.9 million in costs relating to the establishment of its senior bank facilities and the issuance of its senior subordinated notes. These costs have been capitalized and are being amortized on a straightline basis over the terms of the underlying agreements. Other assets at December 31, 1999 includes $50.2 million of unamortized debt issuance costs.

  Revenue Recognition

      Revenues from the sale of semiconductor products and the provision of foundry services are recognized when products are shipped. Provisions for estimated returns and allowances are also recorded at that time.

  Research and Development Costs

      Research and development costs are expensed as incurred.

  Stock-Based Compensation

      The Company measures compensation expense relating to employee stock awards in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company measures compensation expense relating to non-employee stock awards in accordance with Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”).

  Income Taxes

      Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets that are not expected to be recovered from future operations.

  Foreign Currencies

      The Company’s foreign subsidiaries utilize the U.S. dollar as their functional currency, except for subsidiaries in Japan and Western Europe where the local currency is used. For foreign subsidiaries which use the U.S. dollar as the functional currency, the net effects of gains and losses from foreign currency transactions and from the translation of foreign currency financial statements into U.S. dollars are included in current

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operations. The net translation gains and losses for subsidiaries using the local currency as the functional currency are included as a component of accumulated other comprehensive income.

  Earnings per Common Share

      Basic earnings per share are computed by dividing net income available for common stock (net income less dividends accrued on the Company’s redeemable preferred stock) by the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporates the incremental shares issuable upon the assumed exercise of stock options. The number of incremental shares from the assumed exercise of stock options is calculated by applying the treasury stock method. The weighted average number of shares consists of the following (in millions):

Weighted average shares	136.7

Dilutive effect of stock options	7.9

Weighted average shares outstanding	144.6

  Stock Splits

      In connection with the Recapitalization, the Company issued 100,000 shares of its $.01 par value common stock. The Company’s Board of Directors subsequently approved a 2,049-for-1 stock split effected in the form of a stock dividend. On February 17, 2000, the Company’s Board of Directors approved a 2-for-3 reverse stock split. Historical stockholders’ equity (deficit), share and per share amounts have been retroactively restated to reflect these stock splits as of August 4, 1999. The par value of common stock has not been changed as a result of these transactions.

  Use of Estimates

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” which establishes standards for the accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. This statement generally requires recognition of gains and losses on hedging instruments based on changes in fair value. The Company is currently evaluating the impact of adopting SFAS 133 but does not expect it to be material. As issued, SFAS 133 was effective for the first quarter of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 — An Amendment of FASB Statement No. 133,” which deferred the effective date of SFAS No. 133 so that it is now effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3:  Balance Sheet Information

      Balance sheet information as of December 31, 1999 follows (in millions):

Receivables:

Accounts Receivable	$251.7

Less allowance for doubtful accounts	(2.0)

$249.7

Inventories:

Raw materials	$25.6

Work in process	103.8

Finished goods	76.8

206.2

Property, plant and equipment, net:

Land	$12.0

Buildings	257.9

Machinery and equipment	1,287.3

Total property, plant and equipment	1,557.2

Less accumulated depreciation	(987.5)

$569.7

Note 4:  Investments in Joint Ventures

      The Company has interests in joint ventures which are accounted for using the equity method. The investment in each joint venture approximates the Company’s underlying equity interest of each joint venture. Investments in these joint ventures totaled $40.4 million at December 31, 1999, while the related earnings totaled $1.4 million for the period from August 4, 1999 through December 31, 1999. Summarized financial information for the joint ventures is as follows (in millions):

Semiconductor
	Leshan-Phoenix	Miniature
	Semiconductor	Products
	Ltd.	Malaysia	Total

Country location	China	Malaysia

Percentage ownership	51%	50%

As of December 31, 1999

Current assets	$16.2	$15.0	$31.2

Noncurrent assets	61.1	109.0	170.1

Total assets	$77.3	$124.0	$201.3

Current liabilities	$11.1	$37.8	$48.9

Noncurrent liabilities	28.3	45.1	73.4

Venture equity	37.9	41.1	79.0

Total liabilities and equity	$77.3	$124.0	$201.3

August 4, 1999 through December 31, 1999

Net sales	$16.3	$37.0	$53.3

Gross profit	2.2	7.6	9.8

Net income (loss)	(.8)	3.6	2.8

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the Recapitalization, the Company loaned Leshan-Phoenix Semiconductor Ltd. (“Leshan”) $28.3 million to refinance third-party non-recourse loans. The Company’s loan to Leshan bears interest at 10.5% payable quarterly and is included in other assets in the consolidated balance sheet.

Note 5:  Restructuring Charges

      In June 1998, Motorola recorded a charge to cover restructuring costs related to the consolidation of manufacturing operations, the exit of non-strategic or poorly performing businesses and a reduction in worldwide employment by 20,000 employees. Asset impairment and other charges were also recorded for the write-down of assets which became impaired as a result of current business conditions or business portfolio decisions. The Company’s charges related to these actions totaled $189.8 million and consisted of $13.2 million relating to the consolidation of manufacturing operations in Arizona and the Philippines, $20.7 million for costs relating to the exit of certain businesses, $102.0 million for separation costs associated with the planned reductions of 3,900 employees and $53.9 million for asset impairments that were charged directly against property, plant and equipment.

      As of the date of the Recapitalization, the Company had spent $92.8 million in connection with the related restructuring actions including $3.8 million for the consolidation of manufacturing operations, $15.8 million for business exits and $73.2 million for employee separations costs relating to approximately 3,000 employees. In connection with the Recapitalization, Motorola agreed to retain the remaining employee separation reserve of $28.8 million to cover approximately 900 employees who were to remain employees of and be released by Motorola. At August 4, 1999, the Company had remaining reserves of $9.4 million relating to the consolidation of manufacturing operations and $4.9 million for business exits for a total restructuring reserve of $14.3 million.

      During the period from August 4, 1999 through December 31, 1999, the Company spent approximately $.9 million in connection with restructuring actions relating to the consolidation of manufacturing operations. In December 1999, the Company completed a detailed evaluation of the costs to be incurred to complete the remaining restructuring actions. Based on this evaluation, the Company released $7.4 million of its remaining 1998 restructuring reserve to income as a credit to restructuring charges in the consolidated statement of operations and comprehensive income. The Company’s remaining restructuring reserve relating to the 1998 restructuring totaled $6.0 million at December 31, 1999.

      In December 1999, the Company recorded a restructuring charge of $11.1 million, including $3.5 million to cover separation costs relating to approximately 150 employees at a manufacturing facility in Mesa, Arizona that was closed in December as well as $7.6 million to cover equipment write-downs at that facility and other non-cash business exit costs that were charged directly against the related assets.

      A summary of activity in the Company’s restructuring reserves from August 4, 1999 through December 31, 1999 is as follows (in millions):

Balance, August 4, 1999.	$14.3

Plus: December 1999 employee separation charge	3.5

Less: Payments charged against the reserve	(.9)

Less: Reserve released to income	(7.4)

Balance, December 31, 1999.	$9.5

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Restructuring charges during the period from August 4, 1999 through December 31, 1999 are summarized as follows (in millions):

Reserve released to income	$(7.4)

December 1999 restructuring charge (including non-cash portion)	11.1

Total	$3.7

Note 6:  Long-Term Debt

      Long-term debt at December 31, 1999 consisted of the following (dollars in millions):

		Interest Rate at
	Amount	December 31,
	of Facility	1999	Balance

Senior Bank Facilities:

Tranche A	$200.0	8.927%	$125.5

Tranche B	325.0	9.313%	325.0

Tranche C	350.0	9.563%	350.0

Revolver	150.0	—	—

			800.5

12% Senior Subordinated Notes due 2009			400.0

10% Junior Subordinated Note Payable to Motorola due 2011 (including accrued interest of $3.8)			94.8

			$1,295.3

      Borrowings under Tranche A, B and C facilities amortize within six, seven and eight years, respectively. The Tranche A facility includes a delayed-draw facility of $134.5 million of which $60.0 million had been borrowed as of December 31, 1999. The Company’s ability to borrow under the delayed-draw facility expired February 4, 2000. Although no amounts are outstanding under the Company’s revolving bank facility as of December 31, 1999, the amount available has been reduced by $13.6 million for letters of credit issued on behalf of the Company. The Company is obligated to pay a fee for unutilized commitments at a rate of .50% per annum. Prepayment of borrowings under the Tranche B and C facilities require a premium of 2% of the principal amount prepaid prior to August 4, 2000 and 1% of the principal amount prepaid during the period from August 4, 2000 to August 4, 2001.

      Borrowings under the senior bank facilities bear interest, payable quarterly, at rates selected by the Company based on LIBOR or the alternate base rate defined in the related agreement plus a spread as follows:

Alternate
	LIBOR	Base Rate

Tranche A	+3.0%	+2.0%

Tranche B	+3.5%	+2.5%

Tranche C	+3.75%	+2.75%

Revolver	+3.0%	+2.0%

      Except as discussed below, the senior subordinated notes may not be redeemed prior to August 1, 2004. Redemption prices range from 106% of the principal amount if redeemed in 2004 to 100% if redeemed in 2008 or thereafter. Up to 35% of the aggregate principal amount of the senior subordinated notes may be redeemed

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prior to August 4, 2002 with the net cash proceeds of a public equity offering at a redemption price equal to 112% of the principal amount redeemed.

      The senior bank facilities as well as the senior subordinated notes contain various covenants and restrictions, including restrictions on the payment of dividends under certain circumstances, and require that substantially all of the Company’s assets be pledged as collateral.

      Annual maturities of long-term debt are as follows (in millions):

Year ending December 31:

2000	$—

2001	18.4

2002	41.8

2003	51.8

2004	37.3

Thereafter	1,146.0

$1,295.3

      The Company and one of its domestic subsidiaries (collectively, the “Issuers”) issued the senior subordinated notes due 2009. The Company’s other domestic subsidiaries (collectively, the “Guarantor Subsidiaries”) have jointly and severally, irrevocably and unconditionally guaranteed the Issuers’ obligations under the senior subordinated notes. The Guarantor Subsidiaries are holding companies whose net assets consist primarily of investments in the Company’s joint ventures in China, Malaysia and the Czech Republic as well as nominal equity interests in certain of the Company’s foreign subsidiaries. The joint ventures and foreign subsidiaries (collectively, the “Non-Guarantor Subsidiaries”) themselves are not guarantors of the senior subordinated notes.

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Condensed consolidating financial information for the Issuers, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries as of December 31, 1999 and for the period from August 4, 1999 through December 31, 1999 is as follows (in millions):

			Non-
		Guarantor	Guarantor
	Issuers	Subsidiaries	Subsidiaries	Eliminations	Total

Receivables	$251.9	$—	$6.5	$(8.7)	$249.7

Inventories	198.4	—	7.8	—	206.2

Other current assets	177.7	—	9.4	(5.9)	181.2

Total current assets	628.0		23.7	(14.6)	637.1

Property, plant and equipment, net	505.3	—	64.4	—	569.7

Deferred income taxes	289.0	—	—	—	289.0

Investments and other assets	183.0	52.9	1.7	(116.6)	121.0

Total assets	$1,605.3	$52.9	$89.8	$(131.2)	$1,616.8

Accounts payable	$126.3	$.6	$4.6	$(9.0)	$122.5

Accrued expenses	199.6	—	5.4	(.2)	204.8

Total current liabilities	325.9	.6	10.0	(9.2)	327.3

Long-term debt and other	1,307.5	—	54.7	(54.7)	1,307.5

Total liabilities	1,633.4	.6	64.7	(63.9)	1,634.8

Minority interests	—	—	—	10.1	10.1

Redeemable preferred stock	219.6	—	—	—	219.6

Stockholders’ equity (deficit)	(247.7)	52.3	25.1	(77.4)	(247.7)

Liabilities, minority interests, redeemable preferred stock and stockholders’ equity (deficit)	$1,605.3	$52.9	$89.8	$(131.2)	$1,616.8

Revenues	$796.9	$—	$26.6	$(24.8)	$798.7

Cost of sales	578.9	—	19.2	(24.8)	573.3

Gross profit	218.0	—	7.4	—	225.4

General and administrative	75.2	—	2.1	—	77.3

Other operating expenses	44.6	—	—	—	44.6

Total operating expenses	119.8	—	2.1	—	121.9

Operating income	98.2	—	5.3	—	103.5

Interest expense	(53.8)	—	(2.1)	—	(55.9)

Equity earnings	2.5	1.8	—	(2.9)	1.4

Income before taxes and minority interests	46.9	1.8	3.2	(2.9)	49.0

Provision for income taxes	(17.1)	(.7)	(.3)	—	(18.1)

Minority interests	—	—	—	(1.1)	(1.1)

Net income	$29.8	$1.1	$2.9	$(4.0)	$29.8

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the Recapitalization, the Company refinanced third-party non-recourse loans of the majority-owned joint ventures located in the Czech Republic totaling $44.8 million with intercompany loans.

Note 7:  Income Taxes

      Geographic sources of income before taxes and minority interests for the period from August 4, 1999 through December 31, 1999 were as follows (in millions):

United States	$10.8

Foreign	38.2

$49.0

      The provision for income taxes for the period from August 4, 1999 through December 31, 1999 was as follows (in millions):

Current

Federal	$12.3

State and local	1.7

Foreign	21.7

35.7

Deferred

Federal	(7.9)

State and local	(1.1)

Foreign	(8.6)

(17.6)

$18.1

      A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate for the period from August 4, 1999 through December 31, 1999 is as follows:

U.S. federal statutory rate	35.0%

Increase (decrease) resulting from:

State and local taxes, net of federal tax benefit	1.1

Foreign withholding taxes	1.4

Foreign rate differential	(2.6)

Other	2.1

37.0%

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax assets (liabilities) at December 31, 1999 were as follows (in millions):

December 31,
1999

Tax-deductible goodwill	$297.6

Reserves and accruals	16.8

Inventories	7.3

Other	5.3

Deferred tax assets	327.0

Depreciation	(9.6)

Deferred tax liabilities	(9.6)

$317.4

      Realization of deferred tax assets is dependent upon generating sufficient taxable income in the future. Based on the Company’s history of profitable operations, management has concluded that it is more likely than not that the Company will ultimately realize the full benefit of its deferred tax assets. Accordingly, the Company has not provided a valuation allowance for its net deferred tax assets.

      Income taxes have not been provided on the Company’s share ($52.0 million) of undistributed earnings of foreign manufacturing interests over which we have sufficient influence to control the distribution of such earnings and have determined that such earnings have been reinvested indefinitely. These earnings could become subject to additional tax if they were remitted as dividends, if foreign earnings were lent to any of the Company’s U.S. entities, or if the Company sells its stock in the subsidiaries. It is estimated that repatriation of these foreign earnings would generate additional foreign tax withholdings of $2.9 million and federal income tax, net of foreign tax credits, of $9.2 million.

Note 8:  Redeemable Preferred Stock

      In connection with the Recapitalization, the Company issued 2,090 shares of its 12% mandatorily redeemable preferred stock with an original liquidation value of $209 million. Dividends on the preferred stock are payable quarterly and compound to the extent not paid. The Company will be required to redeem all of the shares of the preferred stock on the thirteenth anniversary of the issue date at a price equal to the liquidation value plus all accumulated dividends that have been applied to increase the liquidation value. Shares of the preferred stock may be redeemed, in whole or in part, at the option of the Company.

      Optional redemption of the preferred stock is subject to, and expressly conditioned upon, limitations under the Company’s senior subordinated notes, its senior bank facilities and other documents relating to the Company’s indebtedness. The Company may also be required to offer to repurchase shares of the preferred stock in other circumstances, including the occurrence of a change of control of the Company, in each case subject to the terms of the senior subordinated notes, senior bank facilities and other documents relating to the Company’s indebtedness. Holders of the preferred stock will not have any voting rights, except with respect to specified actions that might adversely affect the holders and except for such rights as are provided under applicable law.

Note 9:  Stock Options

  1999 Founders Stock Option Plan

      The Company has adopted the SCG Holding Corporation 1999 Founders Stock Option Plan, an incentive plan for key employees, directors and consultants. A total of 11,576,666 shares of the Company’s

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock have been reserved for issuance under the plan. The plan is administered by the Board of Directors or a committee thereof, which is authorized to, among other things, select the key employees, directors and consultants who will receive grants and determine the exercise price and vesting schedule of the options. Prior to the existence of a public market for the Company’s common stock, (as defined in the plan) fair market value is determined by the Board of Directors. Following the existence of a public market for the Company’s common stock, fair market value will be based on the closing price for the shares on the exchange on which the shares are listed.

      As of December 31, 1999, options to purchase 10,101,333 shares of the Company’s common stock have been granted at an exercise price of $1.50 per share. Generally, the options vest over a period of four years, with approximately 8% becoming immediately vested and exercisable on the grant date. All outstanding options will vest automatically upon a change of control (as defined in the plan) other than an initial public offering, provided the option holder is employed by the Company on the date of the change in control. Upon the termination of an option holder’s employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 90 days after date of termination (one year in the case of death or disability). Prior to the existence of a public market for the Company’s common stock, if an employee’s employment terminates, the Company generally has the right to purchase vested options from that employee at a price equal to the excess of the fair market value per share of the common stock over the exercise price per share specified in the option. In addition, any shares acquired prior to the existence of a public market will generally be subject to the Company’s call right, as well as customary drag-along and tag-along rights.

      As permitted by Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation” (“SFAS 123”), the Company measures compensation expense in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Had the Company determined compensation expense in accordance with SFAS No. 123, the Company’s net income for the period from August 4, 1999 through December 31, 1999 would have been reduced to the pro-forma amount indicated below (in millions):

As reported	$29.8

Pro-forma	29.5

      The per share weighted-average fair value of the stock options granted under the plan for the period from August 4, 1999 through December 31, 1999 was $.39 based on the date of the grant using an appropriate option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 0%; a risk free interest rate of 5.94%; and an expected life of 5 years.

      The Company paid its Chairman a consulting fee of $100,000 and granted him an option to purchase 200,000 shares of common stock for services rendered in connection with the Recapitalization. The Company also granted one of its directors an option to purchase 410,000 shares of common stock for services rendered in connection with the Recapitalization. The options, which have an exercise price of $1.50 per share, were recorded as a charge to accumulated deficit at their estimated fair value of $600,000.

  2000 Stock Incentive Plan

      On February 17, 2000, the Company adopted the 2000 Stock Incentive Plan to provide key employees, directors and consultants with various equity-based incentives as described in the plan. The Company reserved 3.0 million shares of common stock for grants under this plan. The plan is administered by the Board of Directors or committee thereof, which is authorized to determine, among other things, the key employees, directors or consultants who will receive awards under the plan, the amount and type of award, exercise price or performance criteria, if applicable, and vesting schedule. Under the “Take Ownership” portion of the plan,

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Board of Directors intends, subject to local legal requirements, to grant an option to purchase shares of common stock to every employee at the market price of the Company’s stock on the date of the grant. Under this portion of the plan, options will become exercisable from the grant date.

  2000 Employee Stock Purchase Plan

      On February 17, 2000, the Company also adopted the 2000 Employee Stock Purchase Plan to become effective upon completion of the Company’s initial public offering. The Company reserved 1.5 million shares of common stock under this plan. Subject to local legal requirements, each of the Company’s full-time employees will have the opportunity to have up to 10% of their payroll applied towards the purchase of shares of the Company’s common stock at a price equivalent to 85% of the fair market value of such shares as determined under the plan. Employees will be limited to annual purchases of $25,000 under this plan.

Note 10:  Financial Instruments

      As a multinational business, the Company’s transactions are denominated in a variety of currencies. The Company uses forward foreign currency contracts to reduce its overall exposure to the effects of currency fluctuations on its results of operations and cash flows. The Company’s policy prohibits speculation on financial instruments, trading in currencies for which there are no underlying exposures, or entering into trades for any currency to intentionally increase the underlying exposure.

      The Company’s foreign exchange management strategy requires that each foreign operation provide a forecast of their foreign currency exposures. The Company then aggregates the forecasts and enters into net hedge contracts in order to create an offset to the underlying exposures. Losses or gains on the underlying cash flows or investments offset gains or losses on the financial instruments. The Company primarily hedges existing assets and liabilities and cash flows associated with transactions currently on its balance sheet.

      At December 31, 1999, the Company had net outstanding foreign exchange contracts with a notional amount of $128 million. Most of the hedge contracts, which are obtained through Motorola, mature within three months with the longest maturity extending six months. Management believes that these financial instruments should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities and transactions being hedged. The following schedule shows the five largest net foreign exchange hedge positions in U.S. dollars at fair market value as of December 31, 1999 (in millions):

Buy
(Sell)

Japanese Yen	$(94.0)

Mexico Peso	47.0

British Pound	(24.0)

Euro	(19.0)

Malaysian Ringgit	(18.0)

      The Company is exposed to credit-related losses if counterparties to financial instruments fail to perform their obligations. Motorola is the counterparty for all of the Company’s foreign exchange contracts, and no credit-related losses are anticipated.

      At December 31, 1999, the Company had an interest rate swap which becomes effective in February 2000. This transaction, required by the credit agreement relating to the senior bank facilities, is a floating-to-fixed rate swap based on LIBOR with quarterly rate resets. The notional principal amount of this swap is $200 million and is used solely as the basis for which the payment streams are calculated and exchanged. The notional amount is not a measure of the exposure to the Company through the use of the swap. The interest

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rate swap matures in relationship to its existing long-term debt and has a final expiration date of November 2004. The purpose of the interest rate swap was to essentially modify the interest rate characteristics of a portion of the Company’s debt from floating to fixed rate. Amounts to be paid or received under the contract are recorded as an adjustment to interest expense. The Company is subject to market risk as interest rates fluctuate and impact the interest payments due on the notional principal amount. The fair value of the interest rate swap is determined based on the difference between the contract rate of interest and the rates currently quoted for contracts of similar terms and maturities. The market value of the contract at December 31, 1999 was not significant.

      At December 31, 1999, the Company had no outstanding commodity derivatives, currency swaps or options relating to either its debt instruments or investments. The Company does not have any derivatives to hedge the value of its equity investments in affiliated companies.

Note 11:  Fair Value of Financial Instruments

      For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The carrying amounts and fair values of the Company’s other financial instruments as of December 31, 1999 were as follows (in millions):

	Carrying
	amount	Fair value

Long-term debt	$1,295.3	$1,321.0

Forward foreign exchange contracts	7.4	7.0

Redeemable preferred stock	219.6	248.0

Note 12:  Commitments and Contingencies

  Leases

      The following is a schedule by year of future minimum lease obligations under noncancelable operating leases as of December 31, 1999 (in millions):

Year ending December 31:

2000	$9.4

2001	6.1

2002	2.7

2003	1.8

2004	4.1

Thereafter	1.5

$25.6

      The Company’s existing leases do not contain significant restrictive provisions; however, certain leases contain renewal options and provisions for payment by the Company of real estate taxes, insurance and maintenance costs. Total rent expense for the period from August 4, 1999 through December 31, 1999 was $7.0 million.

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Legal Matters

      The Company is currently involved in a variety of legal matters that arose in the normal course of business. Based on information currently available, management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

      On December 6, 1999, International Rectifier filed an action against the Company in the United States District Court for the Central District of California alleging that our power-MOS products infringed eight of their patents. These power-MOS products were previously manufactured by Motorola under a license from International Rectifier that expired on December 31, 1999. The Company has not yet been served with process in this litigation and is engaged in good faith discussions with International Rectifier regarding a number of different aspects of our continuing business relationship, including development of a new license agreement. In the event that the Company is unable to reach such agreements on acceptable terms and International Rectifier pursues the pending litigation, the Company could be adversely affected by the imposition of an injunction, the award of damages or both.

Note 13:  Employee Benefit Plans

  Pension Plans

      The Company has a noncontributory pension plan that covers most U.S. employees after one year of service. The benefit formula is dependent upon employee earnings and years of service. The Company’s policy is to fund the plan in accordance with the requirements and regulations of the Internal Revenue Code. Benefits under the pension plan are valued based upon the projected unit credit cost method.

      Certain of the Company’s foreign subsidiaries provide retirement plans for substantially all of their employees. The plans conform to local practice in terms of providing minimum benefits mandated by law, collective agreements or customary practice. Benefits under all foreign pension plans are also valued using the projected unit credit cost method.

      The following is a summary of the status of the pension plans and the net periodic pension cost as of December 31, 1999 and for the period from August 4, 1999 through December 31, 1999 (dollars in millions):

	U.S.	Foreign
	Pension	Pension
	Plan	Plans	Total

Change in Benefit Obligation:

Benefit obligation at August 4, 1999	$74.8	$30.2	$105.0

Service cost	2.5	1.1	3.6

Interest cost	2.4	.8	3.2

Plan curtailment	(12.6)	—	(12.6)

Actuarial gain (loss)	—	—	—

Benefits paid	—	(.1)	(.1)

Translation gain	—	2.3	2.3

Benefit obligation at December 31, 1999	$67.1	$34.3	$101.4

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	U.S.	Foreign
	Pension	Pension
	Plan	Plans	Total

Change in Plan Assets:

Fair value at August 4, 1999.	$60.5	$13.4	$73.9

Actual return on plan assets	1.3	.3	1.6

Employer contributions	—	3.4	3.4

Benefits paid	—	.1	.1

Translation gain	—	1.3	1.3

Fair value at December 31, 1999.	$61.8	$18.5	$80.3

Balances as of December 31, 1999:

Pension benefit obligation	$(67.1)	$(34.3)	$(101.4)

Fair value of plan assets	61.8	18.4	80.2

Funded status	(5.3)	(15.9)	(21.2)

Unrecognized net actuarial loss	—	.3	.3

Unrecognized prior service cost	2.8	6.1	8.9

Accrued benefit cost	$(2.5)	$(9.5)	$(12.0)

Assumptions as of December 31, 1999:

Discount rate	6.80%	6.22%

Expected return on assets	8.50%	5.15%

Rate of compensation increase	5.00%	7.91%

Components of net periodic pension cost:

Service cost	$2.5	$1.0	$3.5

Interest cost	2.4	.8	3.2

Expected return on assets	(2.4)	(.5)	(2.9)

Amortization of prior service cost	.5	.2	.7

Net periodic pension cost	3.0	1.5	4.5

Curtailment gain	(.5)	—	(.5)

Translation gain	—	—	—

Net pension cost	$2.5	$1.5	$4.0

      In November 1999, the Company’s U.S. pension plan was amended so that benefit accruals under the plan will be discontinued effective December 31, 2004 for those employees whose combined age and years of service (in complete years) equaled or exceeded 65 at August 4, 1999. Benefit accruals under the plan for all other employees will be discontinued effective December 31, 2000. Employees will be entitled to redirect their vested account balances into the Company’s defined contribution plan described below or an annuity contract or to receive a lump-sum distribution.

      This plan curtailment resulted in a reduction in the plan’s benefit obligation of $12.6 million. After recognition of the related unrecognized prior service cost and other charges, the Company recognized a net curtailment gain of $.5 million during the period from August 4, 1999 through December 31, 1999.

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Defined Contribution Plans

      The Company has a deferred compensation plan for all eligible U.S. employees established under the provisions of Section 401(k) of the Internal Revenue Code. Eligible employees may contribute a percentage of their salary subject to certain limitations. For the period from August 4, 1999 through December 31, 1999, there were no Company matching contributions to the plan, however, U.S. employees were eligible for a profit sharing contribution. Effective January 1, 2000, the Company will match 100% of the first 4% of the employee contribution, and 50% of the next 4% of the employee contribution, as defined in the plan. Participants are at all times fully vested in their contributions and the Company’s contributions. The Company recognized $1.3 million expense for the profit sharing feature of the plan for the period from August 4, 1999 through December 31, 1999.

      Certain foreign subsidiaries have defined contribution plans in which eligible employees participate. The Company recognized compensation expense of $.4 million relating to these plans during the period from August 4, 1999 through December 31, 1999.

Note 14:  Supplemental Disclosure of Cash Flow Information

      The Company’s non-cash financing activities and cash payments for interest and income taxes were as follows for the period from August 4, 1999 through December 31, 1999 (in millions):

Non-cash financing activities:

Issuance of common stock to Motorola	$17.5

Issuance of redeemable preferred stock to Motorola	59.0

Issuance of junior subordinated note to Motorola	91.0

Cash paid for:

Interest	20.7

Income taxes	5.9

Note 15:  Related Party Transactions

      In connection with the Recapitalization, the Company paid Texas Pacific Group a financial advisory fee in the amount of $25.0 million. The Company has also agreed to pay Texas Pacific Group an annual management fee of up to $2.0 million. Management fees payable to Texas Pacific Group for the period from August 4, 1999 through December 31, 1999 totaled $.8 million and are included in general and administrative expense.

      In connection with the Recapitalization, Motorola has assigned, licensed and sublicensed to the Company intellectual property in connection with the products the Company plans to offer (including a limited use of the Motorola trade name for one year and a transition statement, “formerly a division of Motorola,” for an additional year thereafter). In addition, Motorola has agreed to continue providing information technology, human resources, supply management, logistics and finance services for agreed upon periods of time while the Company determines the most cost-effective means to obtain such services. Motorola has also agreed to continue providing manufacturing and assembly services, to continue using similar services the Company provides to them, to continue selling to the Company depreciated equipment to support the Company’s capacity expansion and to lease real estate to the Company.

      The manufacturing and assembly services that the Company and Motorola have agreed to continue to provide to each other are at prices intended to approximate each party’s cost of providing the services and are fixed throughout the term of the agreements. Each party has committed to minimum purchases under these agreements. Subject to the Company’s right to cancel upon six months’ written notice, the Company has

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

minimum commitments to purchase manufacturing services from Motorola of approximately $88 million, $51 million, $41 million and $40 million in fiscal years 2000, 2001, 2002 and 2003, respectively. Subject to its right to cancel upon six months’ written notice, Motorola has minimum commitments to purchase manufacturing services from the Company of approximately $47 million in fiscal year 2000 and has no purchase obligations thereafter.

      Related party activity between the Company and Motorola the period from August 4, 1999 through December 31, 1999 follows (in millions):

Purchases of manufacturing services from Motorola	$101.3

Cost of other services, rent and equipment purchased from Motorola	21.2

Note 16:  Segment Information

      The Company operates in one industry segment and is engaged in the design, development, manufacture and marketing of a wide variety of semiconductor components for the semiconductor industry and original equipment manufacturers. The Company operates in various geographic locations. Sales to unaffiliated customers have little correlation with the location of manufacture. It is, therefore, not meaningful to present operating profit by geographic location. The Company conducts a substantial portion of its operations outside of the United States and is subject to risks associated with non-U.S. operations, such as political risks, currency controls and fluctuations, tariffs, import controls and air transportation.

      Property, plant and equipment by geographic location as of December 31, 1999 is summarized as follows (in millions):

The Americas (primarily the U.S. and Mexico)	$221.4

Asia/ Pacific	159.7

Europe	89.0

Japan	99.6

$569.7

      Total revenues to unaffiliated customers by geographic location, including local sales and exports made by operations within each area, for the period from August 4, 1999 through December 31, 1999 are summarized as follows (in millions):

The Americas (primarily the U.S. and Mexico)	$375.4

Asia/ Pacific	183.6

Europe	144.9

Japan	94.8

$798.7

      During the period from August 4, 1999 through December 31, 1999, sales to Motorola and another customer accounted for approximately 16% and 10%, respectively of the Company’s total revenue.

SCG HOLDING CORPORATION AND SUBSIDIARIES
(D/B/A ON SEMICONDUCTOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Motorola, Inc.:

      We have audited the accompanying combined balance sheet of the Semiconductor Components Group of Motorola, Inc. (“the Company” or “the Business”) as of December 31, 1998 and the accompanying combined statements of revenues less direct and allocated expenses before taxes for the period from January 1, 1999 through August 3, 1999 and each of the years in the two-year period ended December 31, 1998. These combined statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

      The accompanying combined statements were prepared to comply with the rules and regulations of the Securities and Exchange Commission and on the basis of presentation as described in Note 1. The accompanying combined statements present the combined assets, liabilities and business equity and the related combined revenues less direct and allocated expenses before taxes of the Business, and are not intended to be a complete presentation of the Business’ financial position, results of operations or cash flows. The results of operations before taxes are not necessarily indicative of the results of operations before taxes that would be recorded by the Company on a stand-alone basis.

      In our opinion, the accompanying combined statements present fairly, in all material respects, the combined assets, liabilities and business equity of the Business as of December 1998 and its combined revenues less direct and allocated expenses before taxes for the period from January 1, 1999 through August 3, 1999 and each of the years in the two-year period ended December 31, 1998, on the basis described in Note 1, in conformity with generally accepted accounting principles.

KPMG LLP

Phoenix, Arizona

January 7, 2000

SEMICONDUCTOR COMPONENTS GROUP OF

MOTOROLA, INC.

COMBINED BALANCE SHEET

December 31,
1998

(in millions)

Assets

Current assets:

Inventories	$209.5

Other	23.0

Total current assets	232.5

Property, plant and equipment, net	568.9

Other assets	39.3

Total assets	$840.7

Liabilities and Business Equity

Current liabilities:

Accounts payable	$12.5

Accrued expenses	98.9

Total current liabilities	111.4

Non-current liabilities	48.3
Commitments and contingencies

Business equity	681.0

Total liabilities and business equity	$840.7

See accompanying notes to combined financial statements.

SEMICONDUCTOR COMPONENTS GROUP OF

MOTOROLA, INC.

COMBINED STATEMENTS OF REVENUES LESS DIRECT AND

ALLOCATED EXPENSES BEFORE TAXES

	Years Ended		Period from
	December 31,		January 1, 1999
			through
	1997	1998	August 3, 1999

	(in millions)

Revenues:

Net sales — trade	$1,815.3	$1,495.3	$895.4

Direct and allocated costs and expenses:

Cost of sales	1,112.3	1,060.0	620.3

Research and development	65.7	67.5	34.3

Selling and marketing	110.7	92.4	39.0

General and administrative	243.1	205.7	89.4

Restructuring and other charges	—	189.8	—

Operating costs and expenses	1,531.8	1,615.4	783.0

	283.5	(120.1)	112.4

Other income (expenses):

Equity in earnings from joint ventures	(.3)	5.7	2.4

Interest expense	(11.7)	(19.8)	(9.1)

Minority interest in earnings of consolidated entities	(1.5)	(2.1)	(.9)

Other expenses, net	(13.5)	(16.2)	(7.6)

Revenues less direct and allocated expenses before taxes	$270.0	$(136.3)	$104.8

See accompanying notes to combined financial statements.

SEMICONDUCTOR COMPONENTS GROUP OF

MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(1)  Basis of Presentation

      The Semiconductor Components Group (“SCG” or “the Business”) is defined as the discrete and integrated circuits standard products of the Semiconductor Products Sector (“SPS”) of Motorola, Inc. (“Motorola”), including Power BiPolar, Rectifiers, Thyristors, Zeners, TMOS, Analog, ECL, Small Signal and Logic Products. Manufacturing operations for the Business are primarily conducted in plants in Guadalajara, Mexico, Carmona, Philippines, Seremban, Malaysia (2 Plants), Phoenix, Arizona, United States and Aizu, Japan (collectively referred to as “SCG plants”). Certain manufacturing operations related to SCG products are also performed at other SPS plants. Similarly, certain SCG plants perform manufacturing operations related to other SPS product lines. SCG also has investments in various joint ventures which are accounted for on the equity method.

      The accompanying combined balance sheet does not include Motorola’s or SPS’s sector assets or liabilities not specifically identifiable to SCG. Motorola performs cash management on a centralized basis and SPS processes receivables and certain payables, payroll and other activity for SCG. Most of these systems are not designed to track receivables, liabilities and cash receipts and payments on a business specific basis. Accordingly, it is not practical to determine certain assets and liabilities associated with the business; therefore, such assets and liabilities cannot be included in the accompanying combined balance sheets. Given these constraints, certain supplemental cash flow information is presented in lieu of a statement of cash flows. (See Note 8.) Assets and liabilities not specifically identifiable to the Business include:

(A) Cash, cash equivalents and investments. Activity in SCG cash balances is recorded through the business equity account.

(B) Trade accounts receivable and related allowances for bad debts and product returns. Trade receivable balances are maintained by customer, not by the Business. Estimated allowances for product returns are reflected in SCG net sales. Accounts receivable related to SCG are allocated through the business equity account.

(C) Accounts payable related to trade purchases that are made centrally by SPS in the United States. Such purchases related to SCG are allocated to SCG through the business equity account.

(D) Certain accrued liabilities for allocated corporate costs and environmental and pension costs which are allocated to SCG through the business equity account.

      The combined statements of revenues less direct and allocated expenses before taxes include all revenues and costs attributable to the Business including an allocation of the costs of shared facilities and overhead of Motorola and SPS. In addition, certain costs incurred at SCG plants for the benefit of other SPS product lines are allocated from SCG to the other SPS divisions.

      All of the allocations and estimates in the combined statements of revenues less direct and allocated expenses before taxes are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if the Business had been operated on a stand-alone basis.

      Transactions between the Business and other Motorola and SPS operations have been identified in the combined statements as transactions between related parties to the extent practicable (See Note 2).

(2)  Summary of Significant Accounting Policies

  (a)  Basis of Combination

      All significant intercompany balances and transactions within the Business have been eliminated.

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  (b)  Revenue Recognition

      Revenues from the sale of SCG semiconductor products is generally recognized when shipped, with a provision for estimated returns and allowances recorded at the time of shipment.

  (c)  Related Party Transactions

      SCG manufactures products for other sectors of Motorola. Sales of these products are treated as external sales and are reflected in the accompanying combined statements of revenues less direct and allocated expenses before taxes with the related cost of sales. These sales totaled $76.1 million for the period from January 1, 1999 through August 3, 1999, $126.9 million and $105.7 million for the years ended December 31, 1997 and 1998, respectively.

      SCG also manufactures products, at cost, for other SPS divisions and these other divisions also manufacture products for SCG. The gross amounts charged to/from SCG for these products are summarized as follows:

			January 1,
	Years Ended		1999
	December 31,		through
			August 3,
	1997	1998	1999

	(in millions)

Manufacturing services performed by other SPS divisions on behalf of SCG	$310.5	$266.8	$125.5

Manufacturing services performed by SCG and transferred at actual production costs to other SPS divisions	$177.4	$162.3	$91.0

      A portion of manufacturing costs transferred from other SPS divisions to SCG are capitalized into inventory at worldwide standard cost and are recorded as cost of sales as related product sales are recognized. Variations between worldwide standard cost and the actual costs transferred from other SPS divisions are considered period costs and are immediately charged to operations.

      Where it is possible to specifically identify other operating costs with the activities of SCG or other SPS product lines, these amounts have been charged or credited directly to SCG or SPS product lines without allocation or apportionment. Although a number of different approaches are used to allocate shared or common costs, there is usually a predominant basis for each expense category. Accordingly, research and development costs have been allocated from SPS based predominately on dedicated spending. Research and development from Motorola is first allocated to SPS and then allocated 20% to SCG as SCG is one of five divisions within SPS. Selling and marketing expenses from SPS have been allocated 20% to SCG and general and administrative expenses from Motorola and SPS have been allocated 20% to SCG. Prior to changing to this allocation structure in July, 1997, allocations to SCG for research and development, selling and marketing, and general and administrative expenses were based on budgeted sales volume. This change had an insignificant impact on the amount of the allocated costs.

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      Total amounts allocated to SCG for research and development, selling and marketing, and general and administrative expenses were as follows:

			January 1,
	Years Ended		1999
	December 31,		through
			August 3,
	1997	1998	1999

	(in millions)

Research and development	$34.6	$33.1	$13.3

Selling and marketing	$4.3	$3.7	$2.2

General and administrative	$117.0	$115.2	$50.0

      These cost allocations are included in the accompanying combined statements of revenues less direct and allocated expenses before taxes but are not necessarily indicative of the costs that would be incurred by the Business on a stand-alone basis.

  (d)  Inventories

      Inventories are stated at the lower of worldwide standard cost, which approximates actual cost on a first-in, first-out basis, or market. The main components of inventories are as follows:

December 31,
1998

(in millions)

Raw materials	$20.0

Work in process	110.9

Finished goods	78.6

Total Inventories	$209.5

  (e)  Property, Plant and Equipment

      Property, plant and equipment are recorded at cost. Many of these assets are directly related to SCG and are included without apportionment. SCG also shares certain property, plant, and equipment with other SPS product lines. These shared assets have been allocated to SCG based on sales volume for buildings, land, and other general assets and units of production for machinery and equipment.

      Depreciation is computed over the following estimated useful lives predominately on the straightline method:

Buildings	30-40 years

Machinery and equipment	3-8 years

      SCG has adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, which requires recognition of impairment of long-lived assets whenever events or changes in circumstances indicate the carrying value of such assets exceeds the future undiscounted cash flows attributable to such assets. During 1998, SCG incurred restructuring and other charges which included impairment writedowns of $53.9 million related to machinery and equipment (see Note 9).

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31,
1998

(in millions)

Land	$13.0

Buildings	440.5

Machinery and equipment	1,220.8

Total property, plant and equipment	1,674.3

Less accumulated depreciation	1,105.4

$568.9

  (f)  Interest Expense

      Motorola had net interest expense on a consolidated basis for all periods presented. These amounts have been allocated to SPS and in turn to SCG in the amount of approximately $7.5 million for the period from January 1, 1999 through August 3, 1999 and $11.0 million and $18.0 million for the years ended December 31, 1997 and 1998, respectively, primarily on the basis of net assets. SCG management believes this allocation is reasonable, but it is not necessarily indicative of the cost that would have been incurred if the Business had been operated on a stand-alone basis.

  (g)  Currencies and Foreign Currency Instruments

      SCG’s functional currency for all foreign operations is the U.S. dollar, except for Japan and Europe which is the local currency. Accordingly, the net effect of gains and losses from translation of foreign currency financial statements into U.S. dollars is included in current operations. The net translation gains and losses for Japan and Europe are not significant and are included as a component of business equity. Gains and losses resulting from foreign currency transactions are included in current operations and were not significant for 1997, 1998 or the period from January 1, 1999 through August 3, 1999.

  (h)  Use of Estimates in Preparation of Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  Accrued Expenses

      The components of accrued expenses are as follows:

December 31,
1998

(in millions)

Payroll and employee related accruals	$7.7

Restructuring charges	68.0

Other accruals	23.2

Total accrued expenses	$98.9

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(4)  Employee Benefit Plans

      Employees of SCG participate in several Motorola retirement, employee benefit, and incentive plans. These include (1) a profit sharing plan, (2) a stock bonus plan, (3) a salary deferral 401(k) plan and (4) pension and healthcare benefit plans. Motorola also has a stock option plan under which key employees of SCG may be granted nonqualified or incentive stock options to purchase shares of Motorola common stock. Certain key employees and certain management of SCG also participate in various incentive arrangements based on individual performance and Motorola/ SPS/SCG profitability. The costs of these programs were allocated from Motorola to SPS and then to SCG on the basis of payroll costs and headcount and are not necessarily indicative of the costs that would be incurred on a stand-alone basis.

      SCG employees in foreign countries participate in a retirement plan within the country. In each case, the plan meets local and legal requirements of that particular country and is based on defined years of service. Each country’s plan is unfunded and is accrued for in the accompanying combined balance sheets based on actuarially determined amounts.

(5) Contingencies

      Motorola is currently a defendant in certain legal actions relating to SCG. In the opinion of management, the outcome of such litigation will not have a material adverse effect on the business equity, operations or liquidity of SCG.

      Motorola is also involved in certain administrative and judicial proceedings related to certain environmental matters at SCG locations. Based on information currently available, management believes that the costs of these matters are not likely to have a material adverse effect on business equity, operations or liquidity of SCG.

(6) Business Equity

      Business equity represents Motorola’s ownership interest in the recorded net assets of SCG. All cash transactions, accounts receivable, accounts payable in the United States, other allocations and intercompany transactions are reflected in this amount. A summary of activity is as follows:

			January 1,
	Years Ended		1999
	December 31,		through
			August 3,
	1997	1998	1999

	(in millions)

Balance at beginning of period	$746.1	$866.4	$681.0

Revenues less direct and allocated expenses before taxes	270.0	(136.3)	104.8

Net intercompany activity	(149.7)	(49.1)	(83.9)

Balance at end of period	$866.4	$681.0	$701.9

(7) Industry and Geographic Information

      The Business operates in one industry segment and is engaged in the design, development, manufacture and marketing of a wide variety of semiconductor products for the semiconductor industry and original equipment manufacturers. SCG operates in various geographic locations. In the information that follows, sales include local sales and exports made by operations within each area. To control costs, a substantial portion of SCG’s products are transported between various SCG and SPS facilities in the process of being manufactured

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

and sold. Accordingly, it is not meaningful to present interlocation transfers between SCG facilities on a stand alone basis. Sales to unaffiliated customers have little correlation with the location of manufacture. It is, therefore, not meaningful to present operating profit by geographical location.

      SCG conducts a substantial portion of its operations outside of the United States and is subject to risks associated with non-U.S. operations, such as political risks, currency controls and fluctuations, tariffs, import controls and air transportation.

      Property, plant and equipment by geographic location is summarized as follows:

December 31,
1998

(in millions)

United States	$210.4

Malaysia	102.7

Czech Republic	48.1

Philippines	40.1

Japan	31.3

Mexico	30.3

Other foreign countries	106.0

Total	$568.9

      Sales to unaffiliated customers by geographic location is summarized as follows:

			January 1,
	Years Ended		1999
	December 31,		through
			August 3,
	1997	1998	1999

	(in millions)

United States	$804.4	$636.4	$374.0

Germany	107.7	108.0	61.2

Hong Kong	117.1	107.4	78.0

Japan	188.7	127.4	76.7

Singapore	137.6	98.2	75.1

Taiwan	81.9	71.0	33.9

Other foreign countries	377.9	346.9	196.5

Total	$1,815.3	$1,495.3	$895.4

      As discussed in Note 2, sales to other sectors of Motorola are treated as sales to unaffiliated customers.

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(8) Supplemental Cash Flow Information

      As described in Note 1, Motorola’s cash management system is not designed to track centralized cash and related financing transactions to the specific cash requirements of the Business. In addition, SPS’s transaction systems are not designed to track receivables and certain liabilities and cash receipts and payments on a business specific basis. Given these constraints, the following data are presented to facilitate analysis of key components of cash flow activity:

			January 1,
	Years Ended		1999
	December 31,		through
			August 3,
	1997	1998	1999

	(in millions)

Operating activities:

Revenues less direct and allocated expenses before taxes	$270.0	$(136.3)	$104.8

Depreciation	134.7	133.9	77.4

Impairment write down on property, plant and equipment	—	53.9	—

(Increase) decrease in inventories	(95.6)	30.4	(27.5)

Decrease in other current assets	(3.7)	(4.4)	2.2

Increase in other assets	(19.9)	.7	(12.2)

Increase (decrease) in accounts payable and accrued expenses	12.5	84.4	(23.6)

Increase (decrease) in non-current liabilities	33.6	6.4	2.4

Cash flow from operating activities, excluding Motorola financing and taxes	331.6	169.0	123.5

Investing activities:

Capital expenditures, net of transfers	(181.9)	(119.9)	(39.6)

Net financing provided to Motorola*	$149.7	$49.1	$83.9

*	The difference between cash flow from operating activities and investing activities does not necessarily represent the cash flows of the Business, or the timing of such cash flows, had it operated on a stand-alone basis.

(9) Restructuring and Other Charges

      In June 1998, Motorola recorded a charge to cover restructuring costs related to the consolidation of manufacturing operations, the exit of non-strategic or poorly performing businesses and a reduction in worldwide employment by 20,000 employees. Asset impairment and other charges were also recorded for the writedown of assets which had become impaired as a result of current business conditions or business portfolio decisions. Motorola recorded its charge in the following restructuring categories:

  Consolidation of Manufacturing Operations

      Consolidation of manufacturing operations relates to the closing of production and distribution facilities and selling or disposing of the machinery and equipment that was no longer needed and, in some cases, scrapping excess assets that had no net realizable value. The buildings associated with these production facilities, in many cases were sold to outside parties. Also included in this restructuring category were costs related to shutting down or reducing the capacity of certain production lines. In most cases, older facilities with older technologies or non-strategic products were closed. Machinery and equipment write downs related to equipment that would no longer be utilized comprised the majority of these costs. These assets have been

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

deemed to be held for use until such time as they are removed from service and, therefore, no longer utilized in manufacturing products. An assessment was made as to whether or not there was an asset impairment related to the valuation of these assets in determining what the amount of the write down included in the restructuring charge should be for this machinery and equipment. This assessment utilized the anticipated future undiscounted cash flows generated by the equipment as well as its ultimate value upon disposition.

      The charges in this restructuring category do not include any costs related to the abandonment or sub-lease of facilities, moving expenses, inventory disposals or write downs, or litigation or environmental obligations.

      As part of the consolidation of manufacturing operations, certain SPS facilities in North Carolina, California, Arizona and the Philippines are being closed as planned. SPS is consolidating its production facilities into fewer integrated factories to achieve economies of scale and improved efficiencies and to capitalize on new technologies that should reduce operating costs.

  Business Exits

      Business exit costs include costs associated with shutting down businesses that did not fit with Motorola’s new strategy. In many cases, these businesses used older technologies that produced non-strategic products. The long-term growth and margins associated with these businesses were not in line with Motorola’s expectations given the level of investment and returns. Included in these business exit costs were the costs of terminating technology agreements and selling or liquidating interests in joint ventures that did not fit with the new strategy of Motorola. Similar to consolidation of manufacturing operations, the charges in this restructuring category did not include any costs related to the abandonment or sublease of facilities, moving expenses, inventory disposals or write downs, or litigation or environmental obligations.

  Employee Separations

      Employee separation costs represent the costs of involuntary severance benefits for the 20,000 positions identified as subject to severance under the restructuring plan and special voluntary termination benefits offered beginning in the third quarter of 1998. The special voluntary termination benefits provided for one week of pay for each year of service between years 1-10, two weeks of pay for each year of service between years 11-19, and three weeks of pay for each year of service for year 20 and greater. The majority of employees who accepted special voluntary termination benefits did so by the end of the year, although severance payments were not completed by that time. The majority of the special voluntary termination benefits expired at the end of the fourth quarter of 1998.

      As of December 31, 1998, approximately 13,800 employees have separated from Motorola through a combination of voluntary and involuntary severance programs. Of the 13,800 separated employees, approximately 8,200 were direct employees and 5,600 were indirect employees. Direct employees are primarily non-supervisory production employees, and indirect employees are primarily non-production employees and production managers.

  Asset Impairments and Other Charges

      As a result of current and projected business conditions, Motorola wrote down operating assets that became impaired. The majority of the assets written down were used manufacturing equipment and machinery.

      The amount of impairment charge for the assets written down was based upon an estimate of the future cash flows expected from the use of the assets, as well as upon their eventual disposition. These undiscounted cash flows were then compared to the net book value of the equipment, and impairment was determined based

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

on that comparison. Cash flows were determined at the facility level for certain production facilities based upon anticipated sales value of the products to be produced and the costs of producing the products at those facilities. In cases in which sufficient cash flows were not going to be generated by the equipment at those facilities, the assets were written down to their estimated fair value. These estimated fair values were based upon what the assets could be sold for in a transaction with an unrelated third party. Since the majority of these assets were machinery and equipment, Motorola was able to utilize current market prices for comparable equipment in the marketplace in assessing what would be the fair value upon sale of the equipment.

      Building writedowns were based on marketability factors of the building in the particular location.

      Assets held for use continue to be depreciated based on an evaluation of their remaining useful lives and their ultimate values upon disposition. There were no assets held for sale at December 31, 1998 nor were any impaired assets disposed of prior to that date.

  SCG’s Restructuring Charge

      SCG’s charges related to these actions were $189.8 million of which $53.9 million represented asset impairments charged directly against machinery and equipment. SCG’s employment reductions will total approximately 3,900 of which approximately 3,000 (1,800 direct employees and 1,200 indirect employees) had separated from SCG as of August 3, 1999.

      At December 31, 1998, $68.0 million of restructuring accruals remain outstanding. The following table displays a rollforward to December 31, 1998 of the accruals established during the second quarter of 1998:

			Accruals at
	Initial	Amounts	December 31,
	Charges	Used	1998

	(in millions)

Consolidation of manufacturing operations	$13.2	$—	$13.2

Business exits	20.7	9.4	11.3

Employee separations	102.0	58.5	43.5

Total restructuring	135.9	67.9	68.0

Asset impairments and other charges	53.9	53.9	—

Total	$189.8	$121.8	$68.0

      SCG’s remaining accrual at December 31, 1998 of $13.2 million for the consolidation of manufacturing operations represents the finalization of the plant closings in Arizona and the Philippines. Within the business exits category, the remaining accrual of $11.3 million at December 31, 1998 relates to costs of exiting two unprofitable product lines. SCG’s remaining accrual of $43.5 million at December 31, 1998 for employee separations relates to the completion of severance payments in Japan, Asia, the U.K. and Arizona.

      SCG’s total amount used of $121.8 million through December 31, 1998 reflects approximately $63.6 million in cash payments and $58.2 million in write-offs. The remaining $68.0 million accrual balance at December 31, 1998 is expected to be liquidated via cash payments.

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

      At August 3, 1999, $43.1 million of restructuring accruals remain outstanding. The following table displays a rollforward from December 31, 1998 to August 3, 1999, of the accruals established during the second quarter of 1998:

	Accruals at	1999	Accruals at
	December 31,	Amounts	August 3,
	1998	Used	1999

	(in millions)

Consolidation of manufacturing operations	$13.2	$3.8	$9.4

Business exits	11.3	6.4	4.9

Employee separations	43.5	14.7	28.8

Total restructuring	68.0	24.9	43.1

Asset impairments and other charges	—	—	—

Total	$68.0	$24.9	$43.1

      SCG’s remaining accrual at August 3, 1999 of $9.4 million for the consolidation of manufacturing operations represents the finalization of the plant closings in Arizona and the Philippines. Within the business exits category, the remaining accrual of $4.9 million at August 3, 1999 relates to costs of exiting two unprofitable product lines. SCG’s remaining accrual of $28.8 million at August 3, 1999 for employee separations relates to the completion of severance payments in Japan, Asia, the U.K. and Arizona. Motorola retained the employee separation accrual of $28.8 million as of August 3, 1999, to cover approximately 900 employees who will remain employees of, and be released by Motorola.

      SCG’s total 1999 amount used of $24.9 million through August 3, 1999 reflects cash payments. The remaining $43.1 million accrual balance at August 3, 1999 is expected to be liquidated via cash payments.

(10) Fair Value of Financial Instruments

      Statement of Financial Accounting Standards No. 107, “Disclosure about Fair Value of Financial Instruments,” requires that the Business disclose estimated fair values for its financial instruments. The carrying amount of accounts payable and accrued liabilities is assumed to be the fair value because of the short-term maturity of these instruments.

(11) Investments in Unconsolidated Joint Ventures

      SCG participates in joint ventures in China and Malaysia. The joint ventures have been accounted for using the equity method. The investment in each joint venture approximates the underlying equity interest of such joint venture. Investments in these joint ventures totaled $30.3 million at December 31, 1998 and are included in other assets in the accompanying combined balance sheet. Earnings from these joint ventures totaled $2.4 million for the period from January 1, 1999 through August 3, 1999 and $(.3) million and $5.7 million for the years ended December 31, 1997, and 1998, respectively.

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Leshan-	Semiconductor
	Phoenix	Miniature
	Semiconductor	Products
Joint Venture	Ltd.	Malaysia	Total

			(in millions)

Country Location	China	Malaysia

SCG Ownership %(Direct)	55%	50%

For the period from January 1, 1999 through August 3, 1999

Net sales	$15.0	$40.7	$55.7

Gross profit	$5.7	$7.3	$13.0

Income (loss) from continuing operations	$4.4	$1.4	$5.8

Net income (loss)	$4.4	$1.4	$5.8

As of and for the year ended December 31, 1998

Current assets	$5.4	$7.8	$13.2

Noncurrent assets	45.9	84.3	130.2

Total assets	$51.3	$92.1	$143.4

Current liabilities	$2.0	$4.3	$6.3

Noncurrent liabilities	$24.5	$54.4	$78.9

Venture’s equity	$24.8	$33.4	$58.2

Net sales	$21.5	$56.7	$78.2

Gross profit	$6.5	$20.3	$26.8

Income (loss) from continuing operations	$5.6	$5.6	$11.2

Net income (loss)	$5.6	$5.3	$10.9

For the year ended December 31, 1997

Net sales	$18.5	$57.7	$76.2

Gross profit	$4.6	$8.9	$13.5

Income (loss) from continuing operations	$.7	$(1.7)	$(1.0)

Net income (loss)	$.7	$(1.4)	$(.7)

(12)  Business Transaction

      On May 11, 1999, affiliates of the Texas Pacific Group entered into an agreement with Motorola, providing for a recapitalization of the Business and certain related transactions, after which affiliates of Texas Pacific Group will own approximately 91% and Motorola will own approximately 9% of the outstanding voting stock of the Business. In addition, as part of these transactions, Texas Pacific Group will receive 1,500 shares and Motorola will receive 590 shares of mandatorily redeemable preferred stock of SCG Holding (“SCG Holding Preferred Stock”) and Motorola will receive $91 million of junior subordinated notes of SCI LLC (the “Junior Subordinated Notes”). Cash payments to Motorola will be financed through equity investments by affiliates of Texas Pacific Group, borrowings under senior secured bank loan facilities and the issuance of senior subordinated notes due 2009.

      In connection with the recapitalization and related transactions, it is anticipated that certain wholly-owned domestic subsidiaries will be established to serve as guarantors of the senior subordinated notes due

SEMICONDUCTOR COMPONENTS GROUP OF
MOTOROLA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2009. Each guarantor will jointly and severally, irrevocably and unconditionally guarantee the obligations of the issuers under the notes. The net assets to be contributed to these guarantor subsidiaries are expected to consist of SCG’s equity interests in its unconsolidated joint ventures in China, Malaysia and Eastern Europe, nominal interests in certain foreign subsidiaries and a nominal amount of cash. The joint ventures and foreign subsidiaries themselves are not expected to be guarantors of the notes. The net assets to be contributed to the guarantor subsidiaries approximated $46.8 million at December 31, 1998 and generated related earnings of $2.4 million for the period from January 1, 1999 through August 3, 1999 and $(.3) million and $5.7 million for the years ended December 31, 1997 and 1998, respectively.

[LOGO]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

Securities and Exchange Commission registration fee	$163,944

NASD filing fee	30,500

Printing expenses	1,500,000

Legal fees and expenses	350,000

Accounting fees and expenses	300,000

Miscellaneous	155,556

Total	$2,500,000

Item 14.  Indemnification of Directors and Officers.

      The Certificate of Incorporation of the registrant provides for the indemnification of all persons, including its directors, whom it may indemnify to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). Section 145 of the DGCL provides as follows:

145	Indemnification of Officers, Directors, Employees and Agents; Insurance —

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Any Indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liability under this section.

For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

The registrant also carries liability insurance covering officers and directors.

Item 15.  Sales of Unregistered Securities

      On July 28, 1999, the registrant sold $400 million aggregate principal amount of its 12% Senior Subordinated Notes due 2009 to Chase Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. as initial purchasers. The notes were sold at par, less a commission of 3%. Exemption from registration was claimed under Rule 144A under the Securities Act.

Item 16.  Exhibits and Financial Statement Schedule.

      (a)  Exhibits. A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

      (b)  Financial Statement Schedule. The financial statement schedule required by Regulation S-X and Item II(e) is attached to this registration statement.

Item 17.  Undertakings.

      (a)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants’ annual reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c)  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, each registrant has duly caused this registration statement to be signed on behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on March 24, 2000.

SCG HOLDING CORPORATION

By:	/s/ STEVE HANSON

Name: Steve Hanson
Title: President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated, on March 24, 2000.

Signature	Titles	Date

/s/ STEVE HANSON Steve Hanson	President, Chief Executive Officer and Director of the registrant	March 24, 2000
/s/ DARIO SACOMANI Dario Sacomani	Senior Vice President, Chief Financial Officer and Chief Accounting Officer of the registrant	March 24, 2000
/s/ CURTIS J. CRAWFORD* Curtis J. Crawford	Chairman of the Board of Directors of the registrant	March 24, 2000
/s/ DAVID BONDERMAN* David Bonderman	Director of the registrant	March 24, 2000
/s/ RICHARD W. BOYCE* Richard W. Boyce	Director of the registrant	March 24, 2000
/s/ JUSTIN T. CHANG* Justin T. Chang	Director of the registrant	March 24, 2000
/s/ WILLIAM A. FRANKE* William A. Franke	Director of the registrant	March 24, 2000
/s/ JEROME N. GREGOIRE* Jerome N. Gregoire	Director of the registrant	March 24, 2000
/s/ ALBERT HUGO-MARTINEZ* Albert Hugo-Martinez	Director of the registrant	March 24, 2000
/s/ DAVID M. STANTON* David M. Stanton	Director of the registrant	March 24, 2000

*By: /s/ DARIO SACOMANI Dario Sacomani, as Attorney-In-Fact

REPORT OF INDEPENDENT ACCOUNTANTS ON

FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of

SCG Holding Corporation

      Our audit of the consolidated financial statements referred to in our report dated February 17, 2000 appearing in this Registration Statement on Form S-1 of SCG Holding Corporation also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICEWATERHOUSECOOPERS LLP

Phoenix, Arizona

February 17, 2000

S-1

SCG HOLDING CORPORATION AND SUBSIDIARIES

(D/B/A ON SEMICONDUCTOR)

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at	Charged to	Charged to		Balance at
	August 4,	costs and	other	Deductions/	December 31,
	1999	expenses	accounts	writeoffs	1999

	(in millions)

Allowance for doubtful accounts	$—	$2.0	$—	$—	$2.0

S-2

EXHIBIT INDEX

1.1	Form of Underwriting Agreement between SCG Holding Corporation and Morgan Stanley & Co. Incorporated***
2.1	Reorganization Agreement, dated as of May 11, 1999, among Motorola, Inc., SCG Holding Corporation and Semiconductor Components Industries LLC.† (incorporated by reference from Exhibit 2.1 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
2.2	Agreement and Plan of Recapitalization and Merger, as amended, dated as of May 11, 1999, among SCG Holding Corporation, Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC, and TPG Semiconductor Acquisition Corp.†
2.3	Amendment No. 1 to Agreement and Plan of Recapitalization and Merger, dated as of July 28, 1999, among SCG Holding Corporation, Semiconductor Components Industries, LLC, Motorola, Inc., TPG Semiconductor Holdings LLC, and TPG Semiconductor Acquisition Corp.† (incorporated by reference from Exhibit 2.3 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
3.1	Amended and Restated Certificate of Incorporation of SCG Holding Corporation***
3.2	Amended and Restated Bylaws of SCG Holding Corporation***
4.1	Specimen of share certificate of Common Stock, par value $.01, SCG Holding Corporation***
5.1	Opinion of Cleary, Gottlieb, Steen & Hamilton*
10.1	Credit Agreement, dated as of August 4, 1999, among SCG Holding Corporation, Semiconductor Components Industries, LLC, The Chase Manhattan Bank, as Administrative Agent, Credit Lyonnais New York Branch as Co-Documentation Agent, DLJ Capital Funding, Inc., as Co-Documentation Agent, Lehman Commercial Paper Inc., as Co-Documentation Agent and Chase Securities Inc., as Arranger and the other financial institutions party thereto (incorporated by reference from Exhibit 10.2 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.2	Guarantee Agreement, dated as of August 4, 1999, among SCG Holding Corporation, the subsidiary guarantors of SCG Holding Corporation that are signatories thereto, and The Chase Manhattan Bank, as collateral agent (incorporated by reference from Exhibit 10.3 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.3	Security Agreement, dated as of August 4, 1999, among Semiconductor Components Industries, LLC, SCG Holding Corporation, the subsidiary guarantors of SCG Holding Corporation that are signatories thereto, and The Chase Manhattan Bank, as collateral agent (incorporated by reference from Exhibit 10.4 to Registration Statement No. 333-90359 filed with the Commission on January 11, 2000)††
10.4	Amended and Restated Intellectual Property Agreement, dated August 4, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.5 to Registration Statement No. 333-90359 filed with the Commission on January 11, 2000)††
10.5	Transition Services Agreement, dated August 4, 1999, among Motorola, Inc., SCG Holding Corporation, and Semiconductor Components Industries, LLC (incorporated by reference from Exhibit 10.6 Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

10.6	Employee Matters Agreements, as amended, dated July 30, 1999, among Semiconductor Components Industries, LLC, SCG Holding Corporation and Motorola, Inc. (incorporated by reference from Exhibit 10.7 to Registration Statement No. 333-90359 filed with the Commission on January 11, 2000)
10.7	Motorola Assembly Agreement, dated July 31, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.8 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)††
10.8	SCG Assembly Agreement, dated July 31, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.9 Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)††
10.9	Motorola Foundry Agreement, dated July 31, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.10 Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)††
10.10	SCG Foundry Agreement, dated July 31, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.11 Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)††
10.11	Equipment Lease and Repurchase Agreement, dated July 31, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.12 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.12	Equipment Passdown Agreement, dated July 31, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.13 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)††
10.13	SCG Holding Corporation 1999 Founders Stock Option Plan (incorporated by reference from Exhibit 10.14 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.14	Lease for 52nd Street property, dated July 31, 1999, among Motorola Inc. as Lessor and Semiconductor Components Industries, LLC, as Lessee (incorporated by reference from Exhibit 10.15 Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.15	Lease for U.S. Locations (Mesa, Chandler, 56th Street and Tempe), dated July 31, 1999, among Semiconductor Components Industries, LLC as Lessor, and Motorola, Inc. as Lessee (incorporated by reference from Exhibit 10.16 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.16	Declaration of Reciprocal Covenants, Easement of Restrictions and Options to Purchase and Lease, dated July 31, 1999, among Semiconductor Components Industries, LLC and Motorola, Inc. (incorporated by reference from Exhibit 10.17 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.17	Employment Agreement, dated as of October 27, 1999, between Semiconductor Components Industries, LLC and Steve Hanson (incorporated by reference from Exhibit 10.18 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.18	Employment Agreement, dated as of September 13, 1999, between Semiconductor Components Industries, LLC and Michael Rohleder (incorporated by reference from Exhibit 10.19 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.19	Employment Agreement, dated as of November 8, 1999, between Semiconductor Components Industries, LLC and James Thorburn (incorporated by reference from Exhibit 10.20 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.20	Employment Agreement, dated as of October 27, 1999, between Semiconductor Components Industries, LLC and William George (incorporated by reference from Exhibit 10.21 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

10.21	Employment Agreement, dated as of October 27, 1999, between Semiconductor Components Industries, LLC and Dario Sacomani (incorporated by reference from Exhibit 10.22 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.22	Pledge and Security Agreement, dated as of November 8, 1999, between Semiconductor Components Industries, LLC and James Thorburn (incorporated by reference from Exhibit 10.23 to Registration Statement No. 333-90359 filed with the Commission on January 11, 2000)
10.23	Promissory Note/ Security Interest, dated as of November 8, 1999, from James Thorburn to Semiconductor Components Industries, LLC (incorporated by reference from Exhibit 10.24 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.24	Summary of Deferred Compensation Plan (incorporated by reference from Exhibit 10.25 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.25	Stock Option Agreement, dated as of November 22, 1999, between SCG Holding Corporation and Steven Hanson (incorporated by reference from Exhibit 10.26 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.26	Stock Option Agreement, dated as of November 22, 1999, between SCG Holding Corporation and Dario Sacomani (incorporated by reference from Exhibit 10.27 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.27	Stock Option Agreement, dated as of November 8, 1999, between SCG Holding Corporation and James Thorburn (incorporated by reference from Exhibit 10.28 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.28	Stock Option Agreement, dated as of November 22, 1999, between SCG Holding Corporation and William George (incorporated by reference from Exhibit 10.29 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.29	Stock Option Agreement, dated as of November 22, 1999, between SCG Holding Corporation and Michael Rohleder (incorporated by reference from Exhibit 10.30 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.30	Stock Option Agreement, dated as of November 22, 1999, between SCG Holding Corporation and Richard Boyce (incorporated by reference from Exhibit 10.31 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.31	Stock Option Agreement, dated as of November 22, 1999 between SCG Holding Corporation and Curtis J. Crawford (incorporated by reference from Exhibit 10.32 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.32	On Semiconductor Deferred Compensation Plan (incorporated by reference from Exhibit 10.33 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.33	Indenture, dated as of August 4, among SCG Holding Corporation, Semiconductor Components Industries, LLC and State Street Bank and Trust Company, as trustee, relating to the 12% Senior Subordinated Notes due 2009 (incorporated by reference from Exhibit 4.1 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.34	Junior Subordinated Note Due 2011 payable to Motorola, Inc. (incorporated by reference from Exhibit 4.4 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
10.35(a)	2000 Stock Incentive Plan*
10.35(b)	2000 Stock Incentive Plan—take ownership program grant agreement*
10.35(c)	2000 Stock Incentive Plan—incentive stock option agreement*
10.35(d)	2000 Stock Incentive Plan—non-qualified stock option agreement*
10.36	2000 Employee Stock Purchase Plan*

10.37	Pledge Agreement, dated as of August 4, 1999, among Semiconductor Components Industries, LLC, SCG Holding Corporation, the subsidiary guarantors of SCG Holding Corporation and the Chase Manhattan Bank, as collateral agent.*
21.1	List of Significant Subsidiaries (incorporated by reference from Exhibit 21.1 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)
23.1	Consent of KPMG LLP, independent accountants*
23.2	Consent of Cleary, Gottlieb, Steen & Hamilton (included in its opinion filed as Exhibit 5.1)*
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants*
24.1	Power of Attorney**
27.1	Financial Data Schedule**
99.1	Stockholders Agreement dated as of August 4, 1999 among SCG Holding Corporation, TPG Semiconductor Holdings, LLC and Motorola, Inc. (incorporated by reference from Exhibit 99.5 to Registration Statement No. 333-90359 filed with the Commission on November 5, 1999)

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.

†	Schedules or other attachments to these exhibits not filed herewith shall be furnished to the Commission upon request.

††	Portions of these exhibits have been omitted pursuant to a request for confidential treatment.